UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 20, 2003

Commonwealth Bank of Australia-ACN 123 123 124

(Translation of registrant’s name into English)

Level 2, 48 Martin Place
SYDNEY NSW 1155
AUSTRALIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will fill annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities and Exchange Act of 1934.  Yes  ☒  No☐

Documents Furnished By the Registrant

1. Press Release of the Registrant dated August 20, 2003

2. Press Release of the Registrant dated August 20, 2003

3. Press Release of the Registrant dated August 20, 2003

4. Press Release of the Registrant dated August 20, 2003

5. Press Release of the Registrant dated August 20, 2003

6. Press Release of the Registrant dated August 20, 2003

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Commonwealth Bank of Australia

Date: August 20, 2003	/s/ John Damien Hatton
	Name:	John Damien Hatton

	Title:	Company Secretary

Profit Announcement For the year ended 30 June 2003

Results have been subject to an independent audit by the external auditors. Released 20 August 2003

This Profit Announcement is available on the Internet at:
www.commbank.com.au

SIGNATURES

Highlights	3
Key Performance Indicators	3
Financial Performance and Business Review	4
Profit Summary	5
Balance Sheet Summary	5
Shareholder Summary	6
Productivity and Efficiency	6
Other Items	7
Banking Analysis	9
Key Performance Indicators	9
Financial Performance and Business Review	9
Profit Summary	11
Major Balance Sheet Items	13
Funds Management Analysis	16
Key Performance Indicators	16
Financial Performance and Business Review	16
Profit Summary	17
Funds Under Management	18
Life Insurance Analysis	19
Key Performance Indicators	19
Financial Performance and Business Review	19
Profit Summary	20
Inforce Premiums	21
Shareholder Investment Returns	22
Life Company Valuations	23
Financial Disclosures	24
Consolidated Statement of Financial Performance	25
Consolidated Statement of Financial Position	26
Consolidated Statement of Cash Flows	27

Appendices
1. Net Interest Income	29
2. Net Interest Margin	29
3. Average Balances and Related Interest	30
4. Interest Rate and Volume Analysis	34
5. Other Banking Operating Income	36
6. Operating Expenses	36
7. Income Tax Expense	38
8. Loans, Advances and Other Receivables	39
9. Asset Quality	39
10. Deposits and Other Public Borrowings	41
11. Financial Reporting by Segments	42
12. Integrated Risk Management	45
13. Capital Adequacy	47
14 Share Capital	48
15. Life Company Valuations	49
16. Intangible Assets	53
17. Amortisation Schedule	53
18. Performance Summaries	54
19. Definitions	57

Terms used in the Profit Announcement are defined in Appendix 19.

For further information contact:
Carolyn Kerr - Ph: Fax: E-mail address:	Investor Relations 02 9378 5130 02 9378 2344 ir@cba.com.au

Highlights

	Full Year Ended

			Increase/
	30/06/03	30/06/02	(Decrease)
Key Performance Indicators	$M	$M	%

Profitability
Underlying Segment Profit after Income Tax:
Banking	2,401	2,067	16
Funds Management	228	360	(37)
Life Insurance	58	41	41

Underlying Profit after Income Tax	2,687	2,468	9
Shareholder investment returns (after tax)	73	33	large
Operating expenses — included for first time (after tax)	(181)	—	—

Net Profit after Income Tax (“cash basis”)	2,579	2,501	3

Goodwill amortisation	(322)	(323)	(0)
Appraisal value (reduction) / uplift	(245)	477	large

Net Profit after Income Tax (“statutory basis”)	2,012	2,655	(24)

Banking
Net interest margin (%)	2.67	2.76	(3)
Average interest earning assets	188,270	170,634	10
Average interest bearing liabilities	174,737	157,105	11
Funds Management
Funds under management	94,207	102,838	(8)
Life Insurance
Inforce premiums	880	810	9
Shareholder Investment Returns (before Tax)	91	47	94
Operating Expenses
Comparable business	5,292	5,201	2
First time	259	—	—

Total operating expenses	5,551	5,201	7

Underlying Productivity
Banking expenses to income (%)	52.0	54.1	(4)
Funds Management expenses to average funds under management (%)	0.85	0.73	16
Life Insurance expenses to average inforce premiums (%)	57.3	68.8	(17)
Shareholder Measures
EPS — cash basis — basic (cents)	202.6	197.3	3
Dividend per share (cents)	154	150	3
Capital Adequacy
Tier 1 (%)	6.96	6.78	3
Total (%)	9.73	9.80	(1)
Full-time Staff Equivalent (FTE’s)	35,845	37,245	(4)

Underlying measures exclude shareholder investment returns and first time operating expenses along with their associated tax if relevant. This represents core operating performance, removing the volatility of shareholder earnings and the impact of strategic initiatives

Highlights (cont’d)

Financial Performance and Business Review

     After deducting goodwill amortisation of $322 million and a net reduction in appraisal value of $245 million, the Commonwealth Bank recorded a net profit after income tax of $2,012 million, or 24% below the prior year.

     The net profit after tax (cash basis) for the year ended 30 June 2003 is $2,579 million, an increase of $78 million or 3% on the prior year.

     This result was achieved inclusive of $259 million of first time expenses related to strategic initiatives of $214 million and $45 million of expense relating to two years allocations of shares issued to employees under the employee share program.

     This result reflects a strong banking performance primarily driven by the Australian and New Zealand retail banking operations. The housing market has primarily driven the banking performance, with balance growth at over 17% for the year. The New Zealand performance reflects strong industry conditions combined with growth in market shares for retail, business and rural lending.

     Results for Institutional and Business Banking were subdued, primarily reflecting the difficult industry conditions. The weakened demand for credit in the institutional segment and conditions in global markets resulted in flat earnings outcomes.

     In Funds Management, falling equity markets globally have reduced funds under management and depressed volumes of inflows, particularly in the first half of the year.

     The underlying profit performance of the Life Insurance business includes a one off write down of an investment asset within Australia. Excluding this the results of all regions, particularly Asia, were favourable. The Life Insurance result also benefited from a rebound in equity markets in the second half of the year.

     Underlying operating expenses have increased by 2% over the year, primarily driven by increased volumes, the set up of the new Premium Financial Services Division together with increased regulatory expenses associated with the Funds Management business.

     The growth in banking income combined with the benefit of strategic initiatives undertaken resulted in an underlying banking productivity improvement of 4% for the year. The underlying banking expense to income ratio is 52.0% compared with 54.1% in 2002.

     The credit quality of the portfolio has improved with bad debt charge as a percentage of risk weighted assets decreasing from 0.32% at June 2002 to 0.21% at June 2003. This reflects an absence of significant corporate defaults compared with the prior year. The home lending portfolio continues to show low levels of delinquency and write-offs relative to historical trends.

2002/03 Restructuring Initiatives

     During the year the Bank implemented a number of significant strategic initiatives with the aim of improving service levels and productivity.

     The initiatives undertaken during the year included:

•	Re-organisation within the retail banking operations aimed at eliminating duplication, inefficiencies and some back office processing.
•	Empowerment of front line retail sales staff with information and decision-making capabilities to better meet customer needs.
•	Redesign of system and relationship management processes in the business and corporate segments.
•	Simplification and consolidation of legacy systems and processes within the Investment and Insurance business.

     The gross expense of these initiatives in the current year, combined with the current year benefits and expected annualised future benefits are set out in the table below:

				Annual
Pre Tax $M	Expenses	Benefits	Net Expense	Benefit

Full year to 30 June 2003	214	69	145	165

     The gross expense for the year of $214m is lower than the previously reported expectation of $227m. Initiatives were achieved at a lower expense. The value of future expected benefits exceeds that previously reported.

     As reported in the June 2002 profit announcement, it was anticipated that the above initiatives would result in a net reduction in the Bank’s staff numbers of 1,000. This comprised a reduction of 1,500 from the retail and business-banking initiatives partly offset by the creation of customer facing positions in the premium division. Net staff numbers have reduced by 1,400 over the year. This comprised a reduction of 1,740 in back office positions partly offset by the creation of 340 customer-facing positions.

Bank Strategy

     The CBA vision is to excel in customer service. To achieve this we are progressing our strategy to provide a consistently good range of services to meet the integrated financial needs of our customers. Implementation is centred on five key themes.

•	Engage our people to provide consistently good service for customers through our proprietary distribution network.
•	Implement a service and sales based management culture.
•	Deepen customer relationships through needs based bundling.
•	Simplify our processes and systems to improve service and productivity.
•	Optimise the business mix.

     There will be a strong focus on listening to our customers and supporting our people to deliver customer service results with improved tools and processes as well as more closely aligning our people and systems to our service aspirations.

Outlook

     Although reasonably resilient, the Australian economy remains dependent on recovery in the United States. While there have been some positive signs, there are potential significant financial imbalances arising from the US current account and fiscal deficits.

     The Australian financial services industry remains highly competitive, operating in an environment of reducing margins with the likelihood of slowing credit growth. Notwithstanding this, the longer-term outlook for the banking, insurance and wealth management sectors is for continuing growth.

     Customers will need more convenient and informed access to financial services, through wealth management advice, products to respond to the aging of the population and personalised banking services for payments, savings and investments. The strategy outlined above is designed to address these needs.

     Having acquired Colonial and added significant value, the Bank is extremely well positioned to meet the challenges ahead and to benefit from scale, breadth of services, and the strength of its proprietary distribution system. However, there needs to be a major transformational change to deliver the outstanding service levels, with enhanced staff engagement and simple and efficient processes required to be more competitive.

     The Bank believes that it has relatively more to gain from such a change and will announce within the next six weeks details of the strategies, proposed investments, expected outcomes and implementation milestones of a program to achieve these goals.

     The Bank intends to maintain its high dividend payout ratio relative to its peers.

Highlights (cont’d)

Profit Summary

	Full Year Ended

			Increase/
	30/06/03	30/06/02	(Decrease)
	$M	$M	%

Net Profit after Income Tax (“statutory basis”)	2,012	2,655	(24)
Net Profit after Income Tax (“cash basis”)	2,579	2,501	3

Income
Interest income	11,528	10,455	10
Interest expense	6,502	5,745	13

Net Interest Income	5,026	4,710	7
Other banking operating income	2,697	2,552	6

Total Banking Income	7,723	7,262	6

Funds management income (1)	1,042	1,147	(9)
Life insurance income (1)	634	659	(4)

Total Income	9,399	9,068	4

Expenses
Operating expenses — comparable business	5,292	5,201	2
Operating expenses — included for first time	259	—	—

Total Expenses	5,551	5,201	7

Charge for bad and doubtful debts	305	449	(32)
Net profit before income tax, outside equity interests, goodwill amortisation and appraisal value (reduction)/uplift	3,543	3,418	4
Income tax expense (1)	958	916	5

Net profit after income tax, outside equity interests, goodwill amortisation and appraisal value (reduction)/uplift	2,585	2,502	3
Outside equity interests	(6)	(1)	large

Net Profit after Income Tax (“cash basis”)	2,579	2,501	3
Appraisal value (reduction)/uplift	(245)	477	large
Goodwill amortisation	(322)	(323)	(0)

Net Profit after Income Tax (“statutory basis”)	2,012	2,655	(24)

Contributions to Profit (after income tax)
Banking	2,401	2,067	16
Funds Management	228	360	(37)
Life Insurance	58	41	41

Underlying Profit after Income Tax	2,687	2,468	9
Shareholder Investment Returns (after tax)	73	33	large
Operating Expenses — included for first time (after tax)	(181)	—	—

Net Profit after Income Tax (“cash basis”)	2,579	2,501	3
Goodwill amortisation	(322)	(323)	(0)
Appraisal value (reduction)/uplift	(245)	477	large

Net Profit after Income Tax (“statutory basis”)	2,012	2,655	(24)

(1)	Included within funds management and life insurance income and income tax expense is a $58 million tax credit relating to policyholder losses (30 June 2002: $36 million tax credit). These amounts were offsetting and therefore the impact on the net profit after tax is nil.

			Increase/
	30/06/03	30/06/02	(Decrease)
Balance Sheet Summary	$M	$M	%

Total assets	265,110	249,648	6
Total liabilities	242,958	228,592	6

Shareholders’ equity	22,152	21,056	5

Assets held and Funds under Management
On Balance Sheet
Banking assets	229,289	211,130	9
Life insurance funds under management	22,800	25,355	(10)
Other life insurance and internal funds management assets	13,021	13,163	(1)

	265,110	249,648	6

Off Balance Sheet
Funds under management	71,407	77,483	(8)

	336,517	327,131	3

Highlights (cont’d)

	Full Year Ended

			Increase/
	30/06/03	30/06/02	(Decrease)
Shareholder Summary			%

Dividends per share — fully franked (cents)	154	150	3
Dividend cover — cash (times)	1.3	1.3	—
Earnings per share (cents)
Statutory — basic	157.4	209.6
Statutory — fully diluted	157.3	209.3
Cash basis — basic	202.6	197.3
Cash basis — fully diluted	202.5	197.0
Dividend payout ratio (%)
statutory	97.7	71.7
cash basis	75.9	76.2
Weighted average number of shares (basic) (number)	1,253	1,250
Weighted average number of shares (fully diluted) (number)	1,254	1,252

	Full Year Ended

			Increase/
	30/06/03	30/06/02	(Decrease)
Productivity and Efficiency			%

Banking
Expense to income (%)	54.8	54.1	1
Underlying expense to income (%)	52.0	54.1	(4)
Funds Management
Expense to average funds under management (%)	0.89	0.73	22
Underlying expenses to average funds under management (%)	0.85	0.73	16
Life Insurance
Expense to average inforce premiums (%)	57.3	68.8	(17)
Underlying staff expense/total operating income (%)	26.14	26.35	(1)
Total operating income per FTE ($)	262,212	243,469	8
Full time staff equivalent (FTE’s)	35,845	37,245	(4)

First Time Expenses and Shareholder Investment Returns	Full Year Ended

	Before Tax	After Tax	Before Tax	After Tax
	30/06/03	30/06/03	30/06/02	30/06/02
Underlying measures exclude the following items:	$M	$M	$M	$M

Banking
Strategic initiatives	(176)	(124)	—	—
ESAP	(41)	(28)	—	—
Funds Management
Strategic initiatives	(38)	(26)	—	—
ESAP	(4)	(3)	—	—
Investment returns	13	9	12	8
Life Insurance
Investment returns	78	64	35	25

Total
Strategic initiatives	(214)	(150)	—	—
ESAP	(45)	(31)	—	—
Investment returns	91	73	47	33

The current year benefits from strategic initiatives of $69 million were reflected in “operating expenses — comparable businesses”.

Throughout the report underlying measures exclude shareholder investment returns and first time operating expenses, being strategic initiatives and the cost of ESAP.

Highlights (cont’d)

Other Items

Dividends

     The total dividend for the year is 154c, an increase of 4 cents or 3% on the prior year.

     The dividend payout ratio for the year is 75.9% on a cash basis, consistent with the prior year payout ratio of 76.2%. The Bank purchased on market the shares needed to satisfy shareholder participation in the Dividend Re-investment Plan (DRP) in respect of the interim dividend for 2002/03. It expects to do the same in respect of the final dividend for 2002/03.

     The dividend payment for the second half of the year is 85 cents per share. This dividend payment is fully franked and will be paid on 8 October 2003 to owners of ordinary shares at the close of business on 29 August 2003 (record date). Shares purchased on or after 25 August 2003 (ex-dividend date) do not qualify for the dividend.

     Dividends were based on Cash Profit Per Share, having regard to the following:

•	Rate of business growth;
•	Capital adequacy;
•	Investment requirements;
•	The cyclical nature of life insurance investment returns and expectations of long term investment returns; and
•	A range of other factors.

     Subject to these factors, the Bank will continue to maintain a high payout ratio relative to its peers.

Capital Management

     The Bank maintains a strong capital position. This is recognised in its credit ratings. The Bank’s credit ratings remain unchanged for the year.

	Long-term	Short-term	Affirmed

Fitch Ratings	AA	F1+	Feb 03
Moody’s Investor Services	Aa3	P-1	Oct 01
Standard and Poor’s	AA-	A-1+	Dec 02

     The risk weighted capital ratios of the Bank were detailed below.

	30/06/03	30/06/02
Risk Weighted Capital Ratios	%	%

Tier one	6.96	6.78
Tier two	4.21	4.28
Less deductions	(1.44)	(1.26)

Total capital	9.73	9.80

     Tier 1 capital is one of the key measures the Bank uses to manage capital. The increase in the tier one ratio from 30 June 2002 can be attributed to:

•	An increase of $652 million principally due to retained earnings and the issue of NZD200 million (AUD181 million) of preference shares by ASB Bank (included in outside equity interest on the balance sheet).
•	An increase in risk weighted assets from $141 billion to $147 billion. Housing loans secured by residential mortgages, which attract a concessionary risk weighting of 50%, increased by $14.4 billion.

     As required by APRA, the investment in life insurance and funds management is deducted from regulatory capital to arrive at the ratios shown above. This treatment does not recognise the surplus capital held in the life insurance and funds management businesses, nor does it give credit for the risk diversification benefits provided by these businesses.

     In August 2003, the Bank raised USD550 million (AUD 824 million) of Perpetual non call 12 year tier 1 hybrid capital which would have increased Tier 1 capital at 30 June 2003 from 6.96% to 7.52%. These securities offer a non-cumulative fixed rate distribution of 5.805% per annum payable semi-annually. The transaction was an opportunistic response to favourable credit markets in the United States.

Market Shares

     The table below sets out the market share holding for the current and prior year along key product lines.

     We remain a leader in most product lines and have generally increased our shares, however there has been a reduction in home loans, and business lending and Australian retail funds management market shares.

     The acceleration of our strategic initiatives relating to customer service will be key in improving these positions.

Line of Business	30/06/03		30/06/02

Banking
Retail Deposits	24.8	%(1)	24.7%
Credit Cards	22.9	%(1)	22.8%
Home Loans	19.5	%(3)	19.9	%(5)
New Zealand Lending	20.4	%(2)	19.6%
New Zealand Deposits	16.3	%(2)	15.5%
Merchant Acquiring	33.9	%(2)	34.5%
Transaction Services	22.7	%(4)(7)	21.8%
Business Lending	14.3	%(6)	15.2%
Asset Finance	15.1	%(8)	16.5%

Funds Management
Australia Retail	14.8%		15.5%
New Zealand	14.0	%(3)	13.0%
Australia Property	6.3%		5.2%

Life Insurance
New Zealand	28.3	%(2)	26.2%
Australia	15.0	%(3)	14.9%
Hong Kong	2.5%		2.1%

(1)	as at May 2003
(2)	as at April 2003
(3)	as at March 2003
(4)	as at Feb 2003
(5)	as at March 2002
Previously reported 20.1%, which was revised by APRA to 19.9%
(6)	Adjusted to reflect changes in APRA data series
(7)	Mid corporate segment
(8)	Business written by CBFC only

Highlights (cont’d)

     US Sarbanes-Oxley Act

     On 30 July 2002, a broad US financial reporting and corporate governance reform law, called the Sarbanes-Oxley Act of 2002 (the SOX Act), was enacted. By its terms, this Act applies to the Bank because it has certain securities registered with the US Securities and Exchange Commission (SEC) under the Securities Exchange Act of 1934 (the Exchange Act).

     Under the Exchange Act, the Bank files periodic reports with the SEC, including an annual report on Form 20-F. Pursuant to the requirements of the SOX Act, the SEC has adopted rules requiring that the Bank’s Chief Executive Officer and Chief Financial Officer personally provide certain certifications with respect to the disclosure contained in the annual report on Form 20-F.

     Some of the more significant certifications generally include:

•	that based on their knowledge, the report does not contain any untrue statement of a material fact or omit to state a material fact and the financial statements and other financial information included within the report fairly present in all material respects the financial condition, results of operations and cash flows of the Bank;
•	that they have ensured that appropriate disclosure controls and procedures have been put in place such that all material information has been disclosed and made known to them and they have evaluated the effectiveness of those disclosure controls and procedures as of the end of the Bank’s fiscal year and presented in the annual report on Form 20-F their conclusions about the effectiveness of the disclosure controls and procedures as of the end of the most recent fiscal year;
•	that in respect of internal controls over financial reporting they have disclosed to the Bank’s external auditors and to the audit committee of the board of directors all significant deficiencies and material weaknesses in the design or operation of those internal controls over financial reporting which were reasonably likely to adversely affect the Bank’s ability to record, process, summarise and report financial information, and any fraud, whether or not material, that involves management or other employees who have a significant role in the Bank’s internal control over financial reporting; and
•	the annual report on Form 20-F discloses whether or not there were any changes in internal control over financial reporting during the period covered by the annual report on Form 20-F that has materially affected, or is reasonably likely to materially affect, the Bank’s internal control over financial reporting.

Banking Analysis

	Full Year Ended

			Increase/
	30/06/03	30/06/02	(Decrease)
Key Performance Indicators	$M	$M	%

Profitability
Underlying Profit after Income Tax	2,401	2,067	16
Operating expenses — included for first time (after tax)	(152)	—	—

Net Profit after Income Tax (“cash basis”)	2,249	2,067	9

Operating Income
Net interest income ($m)	5,026	4,710	7
Net interest margin (%)	2.67	2.76	(3)
Other operating banking income ($m)	2,697	2,552	6
Total banking income ($m)	7,723	7,262	6
Other operating banking income/Total banking income (%)	34.92	35.14	(1)
Operating Expenses
Comparable businesses ($m)	4,014	3,929	2
First time ($m)	217	—	—
Productivity and Other Measures
Expense to income (%)	54.8	54.1	(1)
Expense to income — underlying (%)	52.0	54.1	4
Effective corporate tax rate (%)	29.4	28.3	(4)
Balance Sheet
Lending assets ($m)	175,074	161,216	9
Average interest earning assets ($m)	188,270	170,634	10
Average interest bearing liabilities ($m)	174,737	157,105	11
Asset Quality
Charge for bad and doubtful debts ($m)	305	449	(32)
Risk weighted assets ($m)	146,808	141,049	4
Net impaired assets ($m)	434	614	(29)
General provision/Risk weighted assets (%)	0.90	0.96	(6)
Total provisions/Gross impaired assets (net of interest reserved) (%)	239.4	183.9	30
Bad debt expense/Risk weighted assets (%)	0.21	0.32	(34)

     Financial Performance and Business Review

     Banking operations produced a very strong result. The cash profit contribution increased by $182 million or 9% to $2,249 million.

     Excluding first time expenses, the growth in underlying profit is 16% or $334 million. This was achieved through strong balance growth, fee initiatives and an improvement in asset quality.

     Underlying operating expenses have remained relatively flat, increasing by $85m or 2%, which includes increased volume and the expense of establishing the new premium financial services division.

Banking Analysis (cont’d)

Financial Performance and Business Review

Retail

     Performance for the year was driven by a combination of strong revenue growth and expense efficiencies flowing from process simplification. The buoyant housing market and increased volumes of credit card transactions drove the strong retail revenue and balance performance for the year.

     Several key initiatives were implemented during the year to improve customer service and efficiency outcomes. These included:

•	Development of the premium financial services distribution model. This added new expenses to the Bank, primarily funded by the benefits from other strategic initiatives. The premium distribution model is team-based and involves providing clients with access to a team of advisers, all of whom were aware of the clients’ relationships with the Bank and equipped to satisfy the customers financial needs utilising the full range of wealth management services. This has been specifically developed to facilitate superior client experience and over 195,000 banking clients were now being serviced through this model.
•	The introduction of a new telling system, improving service and efficiency levels across the branch network.
•	A new home loan system introduced for branch and mobile lenders, with automatic linkages to back-office processing areas for significant improvement in customer service and efficiency levels.
•	The acquisition of TD Waterhouse. This business has been integrated into CommSec which in aggregate now has over one million Equities Trading Accounts.
•	Refinement of the credit card loyalty program, Commonwealth Awards, enhancing many of its features for customers. Fee structures for all credit cards were reviewed and changes implemented effective January 2003.

     During the year the Reserve Bank proposed substantial reforms to credit card schemes in Australia. The impact of these changes combined with an expected slowing of the housing market will reduce the opportunities for market driven revenue growth going forward.

     The specific focus in the forthcoming years will be on:

•	Enhancing the premium service experience for our clients by enhancing systems and further investment in the training of our people.
•	Re-designing and refurbishing the branch network to better service customer needs.
•	Streamlining and simplifying processes and procedures to ensure every interaction with customers is as efficient as possible — from simple over-the-counter deposits and withdrawals to the establishment of a new home loan.
•	Continuing to upgrade key systems, including ATMs and NetBank, to further improve service delivery.
•	Simplifying products and better aligning these to the needs of our customers.
•	Creating an environment where our people were continually encouraged, supported, empowered and motivated to perform at their best.

Asia Pacific

     Asia Pacific Banking incorporates the Bank’s retail and commercial banking operations in New Zealand, Fiji and Indonesia. ASB in New Zealand represents the majority of the Asia Pacific Banking business.

     The New Zealand economy grew strongly throughout the financial year. Interest rates were increased modestly, which attracted international investors and resulted in a stronger NZ currency. As a result, lending and funding growth rates contributed to good balance sheet growth.

     During the year, ASB continued to make progress in its core business objectives of quality growth, best service, best team, best processes and best distribution. Key achievements during the year were:

•	Lending growth at well above market rates in the retail, commercial and rural sectors. The successful spring and summer lending campaigns, strong customer service emphasis and the success of the ‘One Team’ referral program were key factors contributing to this achievement.
•	Leading customer service in the Banking sector. For the fifth consecutive year, ASB was recognised as the top major retail bank in terms of satisfied and very satisfied customers in the Auckland University Bank Customer Satisfaction survey. For the third consecutive year, ASB was rated the top business bank for the same criteria.
•	The focus on process efficiencies has led to many operational improvements, which also improved service levels and lowered expenses to serve, an example being the approval of housing loans within an hour of application; and
•	A focus on the development of distribution capability led to the launch of ‘financial markets online’, which provides business and institutional customers with the ability to purchase foreign exchange on-line, replacing the telephone ordering service.

Banking operations in Fiji and Indonesia performed well with modest profit growth for the year.

Institutional & Business

     The business climate was subdued over the year and as a result, market competition has intensified.

     In light of the business environment the focus for the year was on the continued delivery of innovative solutions and transforming the business for future growth.

     During the year, a new client-servicing model, based on client need was implemented. This involved segmentation of the client base into Institutional, Corporate and Business Banking groups, with distinct Regional segments within business banking established to meet the needs of clients based outside the metropolitan areas. In conjunction with the new segmentation, simplified technology platforms and streamlined credit processes for all client segments were rolled out. These measures enable a more responsive service to clients, improved productivity and increase the focus on generating new business, while preserving the overall risk profile of the Bank.

     Supporting the client-servicing model, a range of new or expanded products were launched during the year. These include specialised leasing and infrastructure financing products, environmental, agricultural and precious metal offerings. We were the first bank in Australia to launch the “Verified by Visa” and “MasterCard SecureCode” online security programs to make Internet transactions safer for both clients and merchants.

     Central to the success of the business over the next year will be the continued transformation of product offerings, services, processes and systems and the ongoing promotion of a high performance culture, which enables our people to excel in client service.

Banking Analysis (cont’d)

Profit Summary

	Full Year Ended

			Increase/
	30/06/03	30/06/02	(Decrease)
	$M	$M	%

Net interest income	5,026	4,710	7
Other operating income	2,697	2,552	6

Total Operating Income	7,723	7,262	6
Operating expenses — comparable businesses	4,014	3,929	2
Operating expenses — included for the first time	217	—	—

Total Operating Expenses	4,231	3,929	8
Charge for bad and doubtful debts	305	449	(32)

Net Profit before Income Tax	3,187	2,884	11
Income tax expense	938	816	15
Outside equity interests	—	1	large

Net Profit after Income Tax (“cash basis”)	2,249	2,067	9

Net Interest Income

     Net Interest Income for the year increased by 7% or $316 million from $4,710 million in the prior year to $5,026 million in the current year.

     The increase in net interest income is due to a 10% or $18 billion increase in average interest earning assets between 30 June 2002 and 30 June 2003. This has been partially offset by a reduction in the net interest margin of 9 basis points from 2.76% at June 2002 to 2.67% in the current year.

     The growth in average interest earning assets reflects an increase of $13 billion in lending assets and $2 billion in investment and trading securities. The strong housing market in Australia and New Zealand has primarily driven the lending asset growth, while the opportunity to obtain overseas funding has driven the growth in investment and trading securities. The growth in average lending assets contributed an additional $479 million volume benefit in net interest income. Further analysis of the movement in interest earning assets is provided on page 13.

     The reduction in the net interest margin from 2.76% at June 2002 to 2.67% in the current year has had a negative effect on interest income of $163 million. The decline in margin can be attributed as follows:

•	A benefit of two basis points from the movement in Australian official rates in June 2002, which was fully reflected in the current year and New Zealand cash rate increases. This was offset by:
•	The global environment of low overseas interest rates, combined with favourable exchange rates created opportunities for acquiring overseas funding through Debt Issues. The funding acquired more than exceeded the lending asset growth. The excess funding was deposited in high quality liquid assets, reducing the Bank’s net interest margin by eight basis points.
•	Further penetration of the home lending broker market and strong competition across all lending products reduced the bank margin by one basis point.
•	The higher mix of home lending assets and trading and investment securities, lower yielding products, as a percentage of the total portfolio reduced the margin by one basis point.
•	Institutional and business deposits combined with the growth in Debt Issues has increased the proportion of funding from wholesale funding sources compared with retail funding, thus reducing the margin by one basis point.

Banking Analysis (cont’d)

Other Banking Operating Income

     Other banking operating income has increased by $145 million or 6% on the prior year, increasing from $2,552 million for 2002 to $2,697 million for 2003. Included within other banking income is non-interest income earned on transaction accounts for the Bank’s personal, business and corporate customers. The principal reasons for the increase were set out below:

     Growth in commissions and other fees of 15% or $181 million, was primarily driven by new fee structures on retail transaction and savings accounts introduced in the prior financial year. This initiative reflected a simplified fee structure for customers and a more stable income structure for the Bank, which were less dependent on interest income and transactional volumes. The result also includes strong growth in credit card transactions, reflecting market growth combined with successful campaigns targeted at specific customer segments.

     Growth in lending fees of $34 million or 6% reflects a growth in bank acceptance fees combined with growth in home lending establishment and service fees. The growth in home lending fees is partly offset by an increase in up-front 3rd party broker commissions. Trailing commissions were netted against net interest income. This channel now accounts for 19% of new home lending fundings, up from 12% in the prior financial year.

     Trading income moderately increased by $13 million or 3% over the prior year. The reduced currency volatility and weaker credit market adversely impacted this business particularly in the first half of the financial year.

     Other banking income of $120 million has decreased by $83 million on the prior year. The prior year included a profit on sale of strategic investments, while the current year includes a provision against a strategic investment, and increased claims within the general insurance business on Canberra bush fires.

Operating Expenses — Comparable Business

     Expenses from comparable businesses have increased by 2% or $85 million from $3,929 million at 30 June 2002 to $4,231 million at 30 June 2003. Expenses in the current period reflect:

•	The benefits from strategic initiatives implemented during the year, offset by
•	Expenses associated with the development of the Premium Business model.
•	Volume related increases in credit cards and home lending.
•	Increased software amortisation charges following the implementation of the Bank’s new financial and HR systems.
•	Increased expenses on New Zealand operations as a result of the appreciation of its currency relative to the Australian dollar.
•	Enterprise Bargaining Agreement (EBA) increases have been met through other expense efficiencies.

Productivity Efficiency

     The underlying banking expense to income ratio has improved by 4% from 54.1% for the year ended 30 June 2002 to 52.0% for the year ended 30 June 2003. This reflects strong revenue growth generated primarily through housing and fee initiatives combined with the benefits of the strategic initiatives and overall productivity improvements.

     The expense to income ratio for the six months ended 30 June 2003 is 51.4% an improvement from 52.6% for the six months ended 31 December 2002.

Operating Expenses — Included for the First Time

     Operating expenses included for the first time within the banking business were $217 million. This includes the expense of ESAP of $41 million and strategic initiatives of $176 million.

     The key banking initiatives were the re-organisation within the retail banking and the redesign of system and relationship management processes in the business banking and corporate banking segments.

Bad and Doubtful Debts

     The total charge for bad and doubtful debts for the year ended 30 June 2003 was $305 million, a decrease of $144 million from $449 million in 2002.

     The prior year included a small number of large corporate and commercial lending exposures, which became impaired during the first half of that financial year.

Taxation Expense

     The corporate tax charge is $938 million, an increase of 15% or $122 million on the prior financial year. The primary cause of the increased tax charge has been increased profits. The effective rate of taxation for the current year is 29.4%, an increase from 28.3% in the prior year. This reflects the utilisation of capital losses in the prior year, which has not re-occurred in the current year.

Banking Analysis (cont’d)

Major Balance Sheet Items

			Increase/
	30/06/03	30/06/02	(Decrease)
Major Balance Sheet Items (gross of impairment) - by Product	$M	$M	%

Gross housing	106,683	92,886	15
Securitisation	(6,480)	(7,047)	(8)

Housing (net of securitisation)	100,203	85,839	17
Personal (1)	12,369	11,551	7
Business and Corporate (1)	49,305	51,309	(4)
Bank acceptances	13,197	12,517	5

Total Lending Assets	175,074	161,216	9

Trading & Investment Securities	21,471	19,155	12
Deposits and Other Public Borrowings	140,974	132,800	6
Debt Issues	30,629	23,575	30

(1)	Balances have been restated in 2002 due to reclassification of some products from Business and Corporate to Personal.

			Increase/
	30/06/03	30/06/02	(Decrease)
Major Balance Sheet Items (gross of impairment) - by Business	$M	$M	%

Retail:
Lending assets	100,134	87,531	14
Deposits	68,702	65,835	4

Total	168,836	153,366	10

Asia Pacific:
Lending assets	19,880	16,951	17
Trading & investment securities	2,953	2,126	39
Debt issues	2,570	2,405	7
Deposits	17,168	13,916	23

Total	42,571	35,397	20

Institutional and Business:
Lending assets	55,060	56,735	(3)
Trading & investment securities	18,518	17,029	9
Debt issues	28,059	21,170	33
Deposits	55,104	53,049	4

Total	156,741	147,983	6

Banking Analysis (cont’d)

Retail

Lending Assets

     Retail banking lending assets was $100 billion, an increase of $12 billion or 14% over the prior year. Lending assets comprises Australian Home Lending and Personal Lending.

Housing

     Home loan outstandings have increased by 16% over the prior year. This reflects strong performance in proprietary networks and a growing share of the 3rd party broker market. This growth was primarily achieved in line with market demand as a result of the low interest rate environment and increased demand for investment home loans influenced by the volatile equity markets. This was combined with customer service and retention initiatives undertaken during the year.

     The Bank maintained its position as Australia’s leading home loan provider, however market share declined from 19.9% at 31 March 2002 to 19.5% at 31 March 2003 (Source: APRA Residentially Secured All Lenders). The Bank has increased its share of the 3rd party broker market to 15% at March 2003 compared with 12% at March 2002.

     Recent approvals and fundings have remained strong.

Personal Lending

     Personal lending includes Personal loans, Credit Cards and Margin Loans.

     The Banks market share of personal credit cards increased from 22.8% at 30 June 2002 to 22.9% at 31 May 2003 (Source: RBA Credit Card Balances). The above market growth was driven by effective sales and marketing campaigns.

     Margin lending balances have increased by approximately 10%.

     Personal loan balances declined marginally over the year although the second half performance was stronger. The market for traditional personal lending products remains under pressure from alternative financing options such as credit cards and home loan redraw facilities.

Retail Deposits

     Retail deposit balances at 30 June 2003 were $68.7 billion, an increase of $2.9 billion over the prior year. This growth was driven by increased demand for cash management products and is reflective of weak equity markets and new compliance requirements on the sale of cash management trusts. This has been partly offset by a slight reduction in transaction account balances.

     The Bank is the largest acceptor of retail deposits in Australia with a market share of 24.8% at 31 May 2003 compared with 24.7% at June 2002 (Source : RBA)

Asia Pacific

Lending Assets

     Lending volumes growth was high primarily driven by the New Zealand business. Within this business the growth in housing lending was 18%, rural lending grew 24%, business-lending growth was 19%, and total advances increased by 12%. This compared with the annual market growth rate of 9.1% as measured by Private Sector Credit (Residents only) (Source: Reserve Bank of New Zealand).

     Record growth in ASB’s home loan approvals was the result of its significant presence in the more rapidly growing Auckland market, effective Spring and Summer marketing campaigns, together with positive market dynamics including favourable economic conditions, stable interest rates, and high immigration levels. ASB’s share of the retail lending market nationwide increased to 20.4% by 30 April 2003 (30 June 2002, 19.6%) and its share of the rural lending market reached 12.9% by 30 April 2003 (30 June 2002, 12.5%) (Source: Reserve Bank of New Zealand).

Deposits

     ASB’s total deposit growth was 13% compared with market growth of 8.2% (Source: Reserve Bank of New Zealand). The majority of ASB’s deposits were sourced from term investments, with safety and security of capital being the primary drivers.

Institutional and Business

Lending Assets

     Lending assets of $55.1 billion have declined by 3% from $56.7 billion in the prior year. This is primarily due to lower foreign currency lending balances, reflecting activity as well as the strengthening of the Australian dollar relative to other currencies. Domestic lending balances were flat over the year; however this included the effect of syndication in the current year of bridge finance advanced shortly prior to 30 June 2002, as well as continued credit portfolio management, in particular with respect to large exposures. The Bank’s market share of Domestic Business Lending is 14.3% at June 2003 compared with 15.2% at June 2002 (Source: RBA).

Trading and Investment Securities

     Trading and investment securities have increased 9% on the prior year. This is primarily due to short-term treasury deposits arising as a result of funding operations.

Debt Issues

     Debt Issues were $28 billion, an increase of $7 billion on the prior year with the Bank taking advantage of the low interest rate environment and accessible funding markets offshore. This provides the Bank with greater liquidity to fund future lending asset growth.

Deposits

     Deposits were $55 billion, an increase of $2 billion or 4% on the prior year. This is due to strong growth in business and corporate deposits, as a result of strong growth in business cheque accounts and cash deposit accounts, through market share growth in transaction services.

Banking Analysis (cont’d)

	30/06/03	30/06/02
Provisions for Impairment	$M	$M

General provisions	1,325	1,356
Specific provisions	205	270

Total Provisions	1,530	1,626

Total provisions for impairment/gross impaired assets net of interest reserved (%)	239.4	183.9
Specific provisions for impairment/gross impaired assets net of interest reserved (%)	32.08	30.54
General provisions/risk weighted assets (%)	0.90	0.96
Bad debt expense/risk weighted assets (%)	0.21	0.32

     Total provisions for impairment for the Bank at 30 June 2003 were $1,530 million, down 5.9% from 30 June 2002. This level of provisioning is considered adequate to cover any bad debt write offs from the current lending portfolio having regard to the current outlook.

     Specific provisions for impairment have decreased 24.1% from $270 million at 30 June 2002 to $205 million at 30 June 2003, primarily as a result of lower corporate defaults in the year as well as a number of provision reductions due to better than anticipated recoveries and provision write-offs.

     The general provisions for impairment have reduced to $1,325 million at 30 June 2003 from $1,356 million at 30 June 2002, a decrease of 2.3%. The general provision as a percentage of Risk Weighted Assets reduced to 0.90% from 0.96%. This level is consistent with that of other major Australian banks. The general provision as a percentage of risk weighted assets has declined over the last 3 years reflecting the fact that the major growth in credit has been in home loans which have lower credit risk than other portfolios. Gross impaired assets less interest reserved have decreased 27.7% from $884 million to $639 million over the year. This has been primarily due to lower corporate defaults in the year as well as a number of provision reductions due to better than anticipated recoveries and provision write-offs.

Funds Management Analysis

	Full Year Ended

			Increase/
	30/06/03	30/06/02	(Decrease)
Key Performance Indicators	$M	$M	%

Profitability
Underlying Profit after Income Tax	228	360	(37)
Shareholder investment returns (after tax)	9	8	13
Operating expenses - included for first time (after tax)	(29)	—	—

Net Profit after Income Tax (“cash basis”)	208	368	(43)

Operating Income
Operating income	1,104	1,213	(9)
Operating income to average funds under management (%)	1.16	1.17	(1)
Operating Expenses
Comparable business	807	761	6
First time	42	—	—
Funds Under Management
Funds under management - average	95,333	104,027	(8)
Funds under management - spot	94,207	102,838	(8)
Net flows	(3,725)	4,776	large
Productivity and Other Measures
Expenses to average funds under management - actual (%)	0.89	0.73	22
Expenses to average funds under management - underlying (%)	0.85	0.73	16
Effective corporate tax rate (%)	20	21	(5)

Financial Performance and Business Review

Performance Highlights

     The results for the funds management business were impacted by market conditions, with cash profit contribution for the year of $208 million after tax.

     Excluding the expenses from restructure initiatives and shareholder investment returns the underlying profit is $228 million a 37% decrease on the prior year. This primarily reflects the effect of depressed equity markets for most of the year on funds under management, lower fund flows and the impact of increased compliance and regulatory expenses.

Business Review

     The year was characterised by declining world equity markets; changing customer preferences for managed investment products and reforms to the regulatory environment. The uncertainty for consumers created by the third straight year of negative equity returns and the effects of other world events such as the war on terrorism placed pressure on net fund flows for the industry as a whole. The negative returns on equity markets also impacted on the existing funds under management and associated fee revenue.

    In addition to these external influences the changes in management in the earlier part of the year and the resultant downgrading of ratings on certain Colonial First State funds by some research houses contributed to the adverse fund flow of the business. The scheduled withdrawal of funds by Winterthur in the UK and the sale of the UK private clients business had a structural impact on the business.

    Against this background increased emphasis was placed on customer retention and improving product and distribution offerings. The key initiatives included:

•	First Choice product, which was launched in May 2002, performed strongly, achieving $3.2 billion in funds by 30 June 2003. The business retained more than 60% of these funds to manage internally.

•	In September 2002, the respective unit holders approved the merger of Colonial First State Property Trust Group (CFT) with the Commonwealth Property Office Funds (CPA) and Gandel Retail Trust (GAN). The merger resulted in CPA and GAN creating two leading sector specific listed property trusts and the addition of $2.2 billion in FUM. These businesses have now been successfully integrated and further strengthen the Bank’s position as a leading property fund manager.

•	The establishment of a strategic alliance with 452 Capital, giving exposure to the growing boutique segment of the funds management industry.

•	Extension of the First Choice product offering into the business superannuation market with the launch of “First Choice Employer Super”.

•	Rationalising the Bank’s position in the UK market with the sale of the Stewart Ivory Private Client business giving a clearer focus on our core funds management business in the UK.

•	The investment team in the UK continues to deliver solid investment results against benchmark, and fund flows in the second half of the year increased substantially.

     The key strategic initiatives implemented during the year were focused on process and system simplification and eliminating duplication. The key initiatives included:

•	Successful integration of the Commonwealth Investment Management business with Colonial First State Investments, achieved with minimal loss of FUM.

•	Rationalisation of the on-sale product range. In particular the Colonial First State product suite has largely been adopted as the on-sale product suite, with most of the older products from other entities being closed to new business.

•	Commencement of a migration product within the closed products, aimed at reducing the number of products and systems.

•	The continued migration of closed products into First State products and onto the First State platform.

•	The sale of the Bank’s custody business to National Australia Bank.

     Going forward, the funds management business is positioned well for future growth through its:

•	Strong market position and scale across all segments of the value chain with the number one market share of retail funds under management at 14.8% at 30 June 2003, a decrease from 15.5% at June 2002 (Source: Plan for Life).

•	Broad and diversified distribution, including further sales growth opportunities through the retail branch and premium distribution channels.

•	A strong brand in both the investor and adviser market places through Colonial First State.

16

Funds Management Analysis (cont’d)

Profit Summary

	Full Year Ended

			Increase/
	30/06/03	30/06/02	(Decrease)
	$M	$M	%

Funds Management
Operating income - external	1,091	1,200	(9)
Operating income - internal	13	13	—

Total Operating Income	1,104	1,213	(9)
Shareholder investment returns	13	12	8
Policyholder tax benefits	(62)	(65)	(5)

Funds Management Income	1,055	1,160	(9)
Operating expenses - comparable business	807	761	6
Operating expenses - included for the first time	42	—	—

Total Operating Expenses	849	761	12

Net Profit before Income Tax	206	399	(48)

Policyholder tax benefits	(62)	(65)	(5)
Corporate tax expense	54	96	(44)
Outside equity interests	6	—	—

Net Profit after Income Tax (“cash basis”)	208	368	(43)

Operating Income

     Operating income for the year is $1,104 million, a $109 million or 9% decrease on the prior year. Despite market conditions and significant changes in the product mix, the operating income to average funds under management ratio has been stable at 1.16%.

    The key driver of the reduction in operating income has been the decline in funds under management, which has been adversely affected, by the decline in equity markets.

Shareholder Investment Returns

     Shareholder investment returns of $13 million were consistent with the prior year.

Operating Expenses – Comparable Businesses

     Expenses for the year were $807 million, a $46 million or 6% increase on the prior year. This reflects:

•	An increase in expenses associated with ASB’s funds management business whose share of retail managed fund inflows remained consistently in the top three of all fund managers in New Zealand.

•	Increased expenses in Australia, incurred in complying with new regulatory changes, increased compliance expenses on legacy business and underlying staff expense increases. This was partly offset by lower commissions as a result of lower volumes of inflows.

Productivity Efficiency

     Expenses as a percentage of average FUM increased over the year, reflecting the fall in funds and an increase in expenses.

Operating Expenses – Included for the First Time

     These expenses include the expenses of strategic initiatives. The strategic initiatives undertaken during the year were the sale of the Banks custody business, integration of the Commonwealth and Colonial First State Funds Management business and commencement of a migration and rationalisation program for closed products.

Taxation

     The corporate taxation charge for the year is $54 million, a reduction of 44% on the prior year. This reduction is in line with the reduction in profits with the effective tax rate stable at 20%.

    The effective tax rate in the funds management business is below the standard tax rate of 30%, primarily as a result of transitional concessions on business written within life insurance legal entities.

Funds Management Analysis (cont’d)

Funds Under Management

	Full Year Ended 30 June 2003

	Opening					Other	Closing
	Balance			Investment	Acquisitions &	Movements	Balance
	30/06/02	Inflows	Outflows	Income	Disposals	&Transfers(1)	30/06/03
	$M	$M	$M	$M	$M	$M	$M

First Choice	561	3,206	(578)	22	—	—	3,211
Cash management trusts	5,634	1,121	(1,970)	178	—	—	4,963
Retail	51,089	11,052	(12,630)	(562)	2,158	(638)	50,469
Wholesale	45,554	12,580	(16,506)	(501)	(5,000)	(563)	35,564

Total FUM	102,838	27,959	(31,684)	(863)	(2,842)	(1,201)	94,207

	Full Year Ended 30 June 2002

	Opening					Other	Closing
	Balance			Investment	Acquisitions &	Movements	Balance
	30/06/01	Inflows	Outflows	Income	Disposals	&Transfers(1)	30/06/02
	$M	$M	$M	$M	$M	$M	$M

First Choice	—	561	—	—	—	—	561
Cash management trusts	6,172	5,637	(6,464)	289	—	—	5,634
Retail	51,902	14,509	(12,407)	(1,720)	—	(1,195)	51,089
Wholesale	43,407	15,121	(12,181)	(1,557)	—	764	45,554

Total FUM	101,481	35,828	(31,052)	(2,988)	—	(431)	102,838

     (1)      Includes foreign exchange gains and losses from translation of UK Funds Management business

Funds Under Management

     Funds under management were $94 billion at 30 June 2003, a decline of $8 billion or 8% on the prior year. This result is comprised of net outflows of $4 billion, investment return losses of $1 billion and net disposals of $3 billion. The majority of these movements occurred in the first half of the year.

First Choice

     First Choice Funds have increased to $3.2 billion as at 30 June 2003. This product was launched in May 2002 and enhanced during the year with the launch of the First Choice Corporate super product. The performance has been very positive, with the business retaining over 60% of these funds to manage internally.

Cash Management Trusts

     Funds in the Cash Management Trust were $5 billion, a decrease of 12% or $0.6 billion on the prior year. The reduction in funds invested in the cash management trust was more than offset by the flow of funds into the banking retail deposit product and largely reflected the higher rates available on the banking products as well as new, more onerous compliance requirements on the sale of cash management trusts.

Retail

     Retail funds under management were $50 billion, a decrease of 1.2% over the prior year. This result includes $2.2 billion acquired as part of the Gandel transaction.

     The net flows from other retail products were impacted by some substitution of sales from these products into First Choice, the combined impact was a funds inflow of $1 billion.

     The other primary cause of the outflows has been customer sentiment regarding investment markets, and a slowing of inflows and increased redemptions on equity based products. Consistent with this change in sentiment the business has also seen a shift from international and Australian equity products to more defensive investments such as property and fixed interest.

Wholesale

     Wholesale funds under management were $35 billion, a decrease of $10 billion from the prior year. Included within this decline was an outflow of $3.5 billion following the previous sale of the UK life business to Winterthur and $1.5 billion in relation to the sale by First State UK of its private client business. The underlying reduction of $5 billion includes $0.5 billion of investment losses as a result of market volatility and $4 billion in net outflows. The net out flows occurred primarily in the Australian business as a result of lost equity mandates following the departure of personnel in the first half of the financial year. Consistent with the trend in retail products, there was also a slowing of inflows and increased redemptions of equity products generally, which was exacerbated by some downgrades in researcher ratings of the Colonial First State Australian equity funds.

			Increase/
Funds Under Management	30/06/03	30/06/02	(Decrease)
Geographical Segment	$M	$M	%

Australia	78,359	81,670	(4)
United Kingdom	6,908	12,089	(43)
New Zealand	6,063	5,690	7
Asia	2,877	3,389	(15)

Total	94,207	102,838	(8)

Life Insurance Analysis

	Full Year Ended

			Increase/
	30/06/03	30/06/02	(Decrease)
Key Performance Indicators	$M	$M	%

Profitability
Underlying Profit after Income Tax	58	41	41
Shareholder investment returns (after tax)	64	25	large

Net Profit after Income Tax (“cash basis”)	122	66	85

Regional Net Profit after Income Tax - (“cash basis”)
Australia	71	84	(15)
New Zealand	46	28	64
Asia	5	(46)	large
Operating Income
Operating income	634	659	(4)
Operating Expenses
Comparable business	484	524	(8)
Annual Inforce Premiums
Australia	575	527	9
New Zealand	221	187	18
Asia	84	96	(13)
Productivity and Other Measures
Expenses to average inforce premiums (%)	57.3	68.8	(16)
Effective corporate tax rate (%)	16	38	(58)

Financial Performance and Business Review

Performance Highlights

     The Life Insurance profit increased by $56 million or 85% over the prior year to $122 million. Excluding investment returns the underlying operating performance was $58 million, a $17 million or 41% improvement on the prior year. The improvement in underlying performance reflected a turnaround in the Asian business and strong profit growth in New Zealand, partly offset by a one off write down of an asset in the Australian Business.

Business Review

Australia

     The Australian business grew strongly (9% inforce premiums) in a difficult market to become Australia’s largest writer of Life risk premium with 15.0% market share.

     Growth was achieved through product innovation, diversifying distribution and focusing on customer service.

     During the year CommInsure introduced some innovative new benefits and options on personal risk products, with several firsts in the market such as cash back, accidental death top ups and loyalty benefits.

     In addition, diversification of new business sales has been achieved by an increase in the business volumes being written through the network channel and also from increased telemarketing capacity.

     Initiatives in improving customer service and productivity implemented during the year were:

•	Assistance to customers in completing disability income tax statements.

•	Development of a new front end delivery system for use in the retail network.

•	Introduction of continuation of insurance cover when loans were paid out or refinanced.

     The business was impacted by a failure of a large investment that resulted in a $30 million loss.

New Zealand

     The life insurance operations in New Zealand trade predominantly under the Sovereign brand.

     Sovereign maintained its market leadership position with market share of in-force business premium income increasing to 28.3% at April 2003 compared with 26.2% at April 2002 (source: ISI). This was achieved through product re-pricing, above market persistency rates and the continued roll out of Sovereign’s distribution model.

     The major focus during the year was streamlining and improving customer service, a review of key business processes and legacy systems, the creation of ASB Group Investments providing synergies between Sovereign and ASB’s investment business and Phase 1 of a product rationalisation and simplification program.

Asia

     Asia covers our life insurance and pension administration operations in Hong Kong, and life businesses in China, Vietnam, Indonesia and Fiji. During the year the Philippines life insurance operation was divested.

     North Asian economies faced difficult market conditions during the financial year due to the impact of the SARS crisis. The life industry across the region also suffered from volatility in international equity markets.

     Notwithstanding these conditions, the Asian business improved its results, primarily as a result of the following key initiatives:

•	The Hong Kong pension administration business (Commserve Financial) became Hong Kong’s largest third party pension fund administrator following the insourcing of additional third party pension administration business. This provides the business with a stronger income stream.

•	Expense control initiatives in the Hong Kong operations, and

•	Disposal of the loss making Philippines business

Life Insurance Analysis (Cont’d)

Profit Summary

	Full Year Ended

			Increase/
Summary Financial Performance	30/06/03	30/06/02	(Decrease)
(excluding appraisal value (reduction)/uplift)	$M	$M	%

Life Insurance
Operating income	552	595	(7)
Shareholder investment returns	78	35	large
Policyholder tax	4	29	(86)

Total Life Insurance Income	634	659	(4)
Operating expenses — comparable business external	471	511	(8)
Operating expenses — comparable business internal	13	13	—

Net Profit before Income Tax	150	135	11
Income tax expense attributable to:
Policyholder	4	29	(86)
Corporate	24	40	(40)

Net Profit after Income Tax (“cash basis”)	122	66	85

Operating Income

     Operating Income was $552 million for the year, a decrease of 7% or $43 million on the prior year. This is primarily due to a significant write down of an individual asset in the Australian annuity fund of $30 million combined with a reduction in income in Asia following the sale of the Philippine business. Underlying performance has been positive across all regions.

Shareholder Investment Returns

     Shareholder investment returns were $78 million for the year, an increase of $43 million or 123% on the prior year. This reflected the rebound in global equity markets in the second half of the year.

Operating Expenses

     Operating expenses were $484 million, a decline of $40 million on the prior year. This primarily reflected the sale of the Philippine business in Asia, a reduction in operating expenses in Hong Kong as a result of expense control initiatives, and a reduction in business start up expenses.

Corporate Taxation

     The corporate tax expense was $24 million a reduction from the prior period of $16 million. The effective tax rate in the prior year reflected losses in the Asian business. There was no tax benefit booked in respect of these losses, as it was not considered to be virtually certain that the losses would be recovered. The current year result reflects a small profit from the Asian business.

	Full Year Ended

			Increase/
	30/06/03	30/06/02	(Decrease)
Sources of Profit from Life Insurance Activities	$M	$M	%

The Margin on Services profit from ordinary activities after income tax is represented by:
Planned profit margins	104	94	11
Experience variations	(38)	(43)	(12)
New business losses / reversal of capitalised losses	(8)	(10)	20

Operating margins	58	41	41
After tax shareholder investment returns	64	25	large

Operating (Loss)/Profit after Income Tax	122	66	85

     Experience variations for the year were $38 million. This comprised negative experience of $48 million for the first half of the year, partly offset by favourable experience of $10m in the second half of the year. The following experiences contributed to the first half results:

•	Write down on an investment within the Australian business of $30 million.

•	Worse than long term plan persistency within the Asian and New Zealand business

•	Start up expenses in the Asian Business, being primarily China, Vietnam and the Pension Retirement business in Hong Kong.

     The second half favourable experiences reflect:

•	Reduction in start up expenses in Asia, following cost control initiatives and the sale of the Philippine business, partly offset by

•	Worse than long term plan persistency within the Asian and New Zealand business.

     The prior full year experience variations of $43 million included:

•	Adverse claims experience in the New Zealand business.

•	Although continuing to improve, worse than long term plan persistency within the Asian Business.

•	Start up expenses in Asia.

     The magnitude of the Asian persistency and start up expenses reduced in the current year, contributing to the improved Asian result.

Life Insurance Analysis (cont’d)

Geographical Analysis of Business Performance

	Full Year Ended

	Australia		New Zealand		Asia		Total
	30/06/03	30/06/02	30/06/03	30/06/02	30/06/03	30/06/02	30/06/03	30/06/02
Underlying Profit after Income Tax	$M	$M	$M	$M	$M	$M	$M	$M

Operating margins	36	66	31	25	(9)	(50)	58	41
Investment earnings on assets in excess of policyholder liabilities	35	18	15	3	14	4	64	25

Net Profit after Income Tax	71	84	46	28	5	(46)	122	66

Australia

     The Australian result for the year was $71 million, a reduction of $13 million or 15% on prior year.

    Operating margins were $36 million a reduction of $30 million on the prior year, reflecting the write off of a significant asset in the first half of this year.

New Zealand

     The profit contribution of the New Zealand business was $46 million, a 64% increase on the prior year.

    The operating margin was $31 million, a 24% increase on the prior year. Adverse morbidity and disability claims and investment losses on annuity business impacted the prior period result. The current period result reflected favourable foreign exchange benefit and claims experience as a result of improved claims management, partly offset by higher than planned lapses. The lapse rate was however, below that experienced in the industry.

Asia

     The Asian result for the year was $5 million compared with a loss of $46 million in the prior year.

    Operating margins were a loss of $9 million compared with a prior year loss of $50 million. The improvement reflected the following:

•	Stronger income stream as a result of the development of the pension fund administration business.

•	One – off charges and new business losses, primarily in the Philippines, adversely impacted the prior year result.

•	The current period result reflects improved expense control, particularly in maintenance expenses, and improved persistency compared with the prior year.

	Full Year Ended 30 June 2003

	Opening				Closing
	Balance	Sales/New		Other	Balance
	30/06/02	Business	Lapses	Movements	30/06/03
Annual Inforce Premiums	$M	$M	$M	$M	$M

Personal	581	128	(78)	(6)	625
Group	229	59	(30)	(3)	255

Total	810	187	(108)	(9)	880

Australia	527	128	(80)	—	575
New Zealand	187	43	(16)	7	221
Asia	96	16	(12)	(16)	84

Total	810	187	(108)	(9)	880

	Full Year Ended 30 June 2002

	Opening				Closing
	Balance	Sales/New		Other	Balance
	30/06/01	Business	Lapses	Movements	30/06/02
Annual Inforce Premiums	$M	$M	$M	$M	$M

Personal	525	137	(81)	—	581
Group	189	62	(22)	—	229

Total	714	199	(103)	—	810

Australia	463	124	(60)	—	527
New Zealand	161	52	(26)	—	187
Asia	90	23	(17)	—	96

Total	714	199	(103)	—	810

     Annual inforce premiums increased by $70 million or 9% on the prior year. This reflected an improvement in the lapse rate from 14.4% in the prior year to 13.3% in the current year.

     The Bank’s Australian market share of inforce premiums was 15.0% at March 2003, an increase from 14.9% at June 02 (Source: Plan for Life).

     Sovereign’s market share of inforce premiums was 28.3% at April 2003, compared with 26.2% at June 2002. Market share of new business was stable at 27.0% (Source ISI)

Shareholder Investment Returns

	Full Year Ended

			Increase/
	30/06/03	30/06/02	(Decrease)
Shareholder Investment Returns	$M	$M	%

Funds Management Business	13	12	8
Life Insurance Business	78	35	large

Shareholder Investment Returns before Tax	91	47	94
Taxation	18	14	29

Shareholder Investment Returns after Tax	73	33	large

	Australia	New Zealand	Asia	Total
	30/06/03	30/06/03	30/06/03	30/06/03
Shareholder Investments Asset Mix (%)%		%	%	%

Local equities	27	1	17	22
International equities	7	12	—	6
Property	15	3	—	10
Other (1)	—	10	29	7

Subtotal	49	26	46	45
Fixed interest	11	19	54	20
Cash	40	55	—	35

Subtotal	51	74	54	55

Total	100	100	100	100

	Australia	New Zealand	Asia	Total
	30/06/03	30/06/03	30/06/03	30/06/03
Shareholder Investments Asset Mix ($M)	$M	$M	$M	$M

Local equities	561	5	89	655
International equities	141	45	1	187
Property	302	11	—	313
Other (1)	—	38	236	274

Subtotal	1,004	99	326	1,429
Fixed interest	235	72	283	590
Cash	778	209	0	987

Subtotal	1,013	281	283	1,577

Total	2,017	380	609	3,006

     (1)      Asia other primarily includes the excess of carrying value over net tangible assets

Life Company Valuations

     The following table sets out the components of the carrying values of the Bank’s life insurance and funds management businesses. These were Directors’ valuations, based on appraisal values using a range of economic and business assumptions determined by management, which were reviewed by independent actuaries, Trowbridge Deloitte.

    In determining the carrying value, Directors have taken account of a number of market based factors which result in the adoption of a more conservative valuation that is $450 million lower at 30 June 2003 ($780 million lower at 31 December 2002; $748 million lower at 30 June 2002) than that determined by Trowbridge Deloitte. The Directors have considered the potential impacts to the appraisal value from continued volatility and uncertainty within world equity markets and the subdued levels of industry funds flows.

    Some of the key factors allowed for within the Directors valuation at 31 December 2002, to reflect current market conditions, have now been incorporated into the Trowbridge Deloitte valuation at 30 June 2003. This has led to a reduction in the difference between the Directors valuation and the Trowbridge Deloitte valuation of $330 million.

		Life Insurance
	Funds
	Management	Australia	New Zealand	Asia (1)	Total
Carrying Value at 30 June 2003	$M	$M	$M	$M	$M

Shareholders net tangible assets	754	1,264	380	608	3,006
Value of inforce business	1,123	245	191	4	1,563

Embedded Value	1,877	1,509	571	612	4,569
Value of future new business	3,596	79	278	24	3,977

Carrying Value	5,473	1,588	849	636	8,546

(Decrease)/Increase in Carrying Value since 30 June 2002	(110)	178	61	(163)	(34)

		Life Insurance
	Funds
	Management	Australia	New Zealand	Asia (1)	Total
Analysis of Movement Since 30 June 2002	$M	$M	$M	$M	$M

Profits	208	71	46	5	330
Capital movements (2)	154	98	1	36	289
Dividends paid	(196)	(111)	—	—	(307)
Disposals/Acquisitions of business (3)	(110)	—	—	(20)	(130)
FX Movements	(4)	(3)	(1)	(92)	(100)

Change in Shareholders NTA	52	55	46	(71)	82
Acquired excess	129	—	—	—	129
Appraisal value (decrease)/uplift	(291)	123	15	(92)	(245)

(Decrease)/Increase to 30 June 2003	(110)	178	61	(163)	(34)

(1)	The Asian life businesses were not held in the market value environment and were carried at net assets plus any excess representing the difference between appraisal value and net assets at the time of acquisition. This excess which effectively represents goodwill is being amortised on a straight-line basis over 20 years.

(2)	Includes capital injections and movements in intergroup loans.

(3)	Represents the purchase of management rights in CFS Retail Property Trust, the acquisition of Avanteos, investment in a Chinese funds management joint venture, disposal of some Colonial First State UK business and disposal of the Philippines life insurance business.

Change in valuations

     The valuations adopted have resulted in a total value reduction of $34 million since 30 June 2002. This comprised a reduction in carrying value of $222 million in the period 30 June 2002 to 31 December 2002, partly offset by an increase in value of $188 million in the period 31 December 2002 to 30 June 2003.

    The main components of the reduction of $34 million between 30 June 2002 and 30 June 2003 comprised:

•	A $82 million increase in net tangible assets as shown above.

•	Acquired excess of $129 million primarily in relation to the merger of the Colonial First State Property Trust

•	Group (CFT) with the Commonwealth Property Office Fund (CPA) and Gandel Retail Trust (GAN) (“the property trust merger”).

•	Appraisal value reduction of $245 million.

     The capital movements in the current period primarily include an injection of capital into the funds management business in relation to the property trust merger.

    The appraisal value reduction for the year of $245 million reflects:

•	Uncertainty and low returns in world equity markets and their effect on industry flows.

•	The performance of the business during the year.

Financial Disclosures for
the year ended 30 June 2003

Consolidated Statement of Financial Performance

For the year ended 30 June 2003

		30/06/03	30/06/02
	Appendix	$M	$M

Interest income		11,528	10,455
Interest expense		6,502	5,745

Net interest income	1	5,026	4,710
Other income:
Revenue from sale of assets		128	718
Written down value of assets sold		(106)	(628)
Other		2,675	2,462

Net banking operating income	1,5	7,723	7,262
Funds management fee income including premiums		1,125	1,083
Investment revenue		8	(393)
Claims and policyholder liability expense		(91)	457

Net funds management operating income		1,042	1,147
Premiums and related revenue		1,011	866
Investment revenue		620	293
Claims and policyholder liability expense		(997)	(500)

Life insurance margin on services operating income		634	659
Net life insurance and funds management operating income before appraisal value (reduction)/uplift		1,676	1,806

Total net operating income before appraisal value (reduction)/uplift		9,399	9,068
Charge for bad and doubtful debts		305	449
Operating expenses:
Comparable business		5,292	5,201
First time		259	—

	6	5,551	5,201

Appraisal value (reduction)/uplift		(245)	477
Goodwill amortisation		(322)	(323)

Profit from ordinary activities before income tax		2,976	3,572
Income tax expense	7	958	916

Profit from ordinary activities after income tax		2,018	2,656
Outside equity interests in net profit		(6)	(1)

Net profit attributable to members of the Bank		2,012	2,655

Foreign currency translation adjustment		(129)	(146)
Revaluation of properties		3	(1)

Total valuation adjustments		(126)	(147)

Total changes in equity other than those resulting from transactions with owners as owners		1,886	2,508

		Cents per Share

Earnings per share based on net profit distributable to members of the Bank
Basic		157.4	209.6
Fully Diluted		157.3	209.3
Dividends per share attributable to shareholders of the Bank:
Ordinary shares		154	150
Preference shares (issued 6 April 2001)		1,019	970

		$M	$M

Net Profit after Income Tax comprises
Net Profit after income tax (“cash basis”)		2,579	2,501
Less Appraisal value (reduction)/uplift		(245)	477
Less Goodwill amortisation		(322)	(323)

Net Profit after income tax (“statutory basis”)		2,012	2,655

Consolidated Statement of Financial Position

As at 30 June 2003

		30/06/03	30/06/02
	Appendix	$M	$M

Assets
Cash and liquid assets		5,575	6,044
Receivables due from other financial institutions		7,066	7,728
Trading securities		10,435	8,389
Investment securities		11,036	10,766
Loans, advances and other receivables	8	160,347	147,074
Bank acceptances of customers		13,197	12,517
Life insurance investment assets		27,835	30,109
Deposits with regulatory authorities		23	89
Property, plant and equipment		821	862
Investment in associates		287	313
Intangible assets	16	5,029	5,391
Other assets		23,459	20,366

Total assets		265,110	249,648

Liabilities
Deposits and other public borrowings	10	140,974	132,800
Payables due to other financial institutions		7,538	7,864
Bank acceptances		13,197	12,517
Provision for dividend		12	1,040
Income tax liability		876	1,276
Other provisions		819	834
Life insurance policyholder liabilities		23,861	25,917
Debt issues		30,629	23,575
Bills payable and other liabilities		19,027	17,342

		236,933	223,165

Loan Capital		6,025	5,427

Total liabilities		242,958	228,592

Net assets		22,152	21,056

Shareholders’ Equity
Share Capital:	14
Ordinary share capital		12,678	12,665
Preference share capital		687	687
Reserves		3,850	4,226
Retained profits		2,809	1,452

Shareholders’ equity attributable to members of the Bank		20,024	19,030

Outside Equity Interests:
Controlled entities		304	9
Life insurance statutory funds and other funds		1,824	2,017

Total outside equity interests		2,128	2,026

Total shareholders’ equity		22,152	21,056

Consolidated Statement of Cash Flows

For the Year ended 30 June 2003

	30/06/03	30/06/02
	$M	$M

Cash Flows from Operating Activities
Interest received	11,452	10,683
Dividends received	4	5
Interest paid	(6,455)	(5,805)
Other operating income received	3,135	3,706
Expenses paid	(5,438)	(5,366)
Income taxes paid	(1,258)	(926)
Net decrease (increase) in trading securities	(2,484)	(1,159)
Life insurance:
Investment income	644	870
Premiums received (1)	4,130	5,689
Policy payments (1)	(5,855)	(5,704)

Net Cash provided by/(used in) operating activities	(2,125)	1,993

Cash Flows from Investing Activities
Payments for acquisition of entities and management rights	(173)	(57)
Proceeds from disposal of entities and businesses	33	314
Net movement in investment securities:
Purchases	(18,055)	(23,488)
Proceeds from sale	23	295
Proceeds at or close to maturity	17,719	22,192
Withdrawal (lodgement) of deposits with regulatory authorities	66	(28)
Net increase in loans, advances and other receivables	(13,577)	(11,702)
Proceeds from sale of property, plant and equipment	72	109
Purchase of property, plant and equipment	(143)	(164)
Net decrease (increase) in receivables due from other financial institutions not at call	513	(855)
Net decrease (increase) in securities purchased under agreements to resell	50	(1,376)
Net decrease (increase) in other assets	301	(241)
Life insurance:
Purchases of investment securities	(13,091)	(13,926)
Proceeds from sale/maturity of investment securities	14,628	14,618

Net cash used in investing activities	(11,634)	(14,309)

Cash Flows from Financing Activities
Proceeds from issue of shares (net of costs)	13	39
Proceeds from issue of preference shares for outside equity interests	182	—
Net increase (decrease) in deposits and other borrowings	5,129	15,135
Net movement in debt issues	7,054	(967)
Dividends paid (including DRP buy back of shares)	(1,933)	(1,661)
Net movements in other liabilities	(926)	1,809
Net increase (decrease) in payables due to other financial institutions not at call	(796)	211
Net increase (decrease) in securities sold under agreements to repurchase	3,046	310
Issue of loan capital	901	—
Other	19	(100)

Net cash provided by financing activities	12,689	14,776

Net Increase (decrease) in cash and cash equivalents	(1,070)	2,460
Cash and cash equivalents at beginning of period	2,498	38

Cash and cash equivalents at end of period	1,428	2,498

     It should be noted that the Bank does not use this accounting Statement of Cash Flows in the internal management of its liquidity positions.

(1)	These were gross premiums and policy payments before splitting between policyholders and shareholders.

Appendices

1.	NET INTEREST INCOME

2.	NET INTEREST MARGIN

3.	AVERAGE BALANCES AND RELATED INTEREST

4.	INTEREST RATE AND VOLUME ANALYSIS

5.	OTHER BANKING OPERATING INCOME

6.	OPERATING EXPENSES

7.	INCOME TAX EXPENSE

8.	LOANS, ADVANCES AND OTHER RECEIVABLES

9.	ASSET QUALITY

10.	DEPOSITS AND OTHER PUBLIC BORROWINGS

11.	FINANCIAL REPORTING BY SEGMENTS

12.	INTEGRATED RISK MANAGEMENT

13.	CAPITAL ADEQUACY

14.	SHARE CAPITAL

15.	LIFE INSURANCE BUSINESS

16.	INTANGIBLE ASSETS

17.	AMORTISATION SCHEDULE

18.	PERFORMANCE SUMMARIES

19.	DEFINITIONS

1. Net Interest Income

	Full Year Ended

			Increase/
	30/06/03	30/06/02	(Decrease)
	$M	$M	%

Interest Income
Loans	10,084	9,231	9
Other financial institutions	233	165	41
Cash and liquid assets	137	142	(4)
Trading securities	454	359	26
Investment securities	579	517	12
Dividends on redeemable preference shares	41	41	—

Total interest income	11,528	10,455	10

Interest Expense
Deposits	4,732	4,256	11
Other financial institutions	198	193	3
Debt issues	1,352	1,064	27
Loan capital	220	232	(5)

Total interest expense	6,502	5,745	13

Net interest income	5,026	4,710	7

2. Net Interest Margin

	Full Year Ended

	30/06/03	30/06/02
	%	%

Australia
Interest spread (1)	2.68	2.75
Benefit of interest free liabilities, provisions and equity (2)	0.20	0.25

Net interest margin (3)	2.88	3.00

Overseas
Interest spread (1)	1.22	1.16
Benefit of interest free liabilities, provisions and equity (2)	0.49	0.43

Net interest margin (3)	1.71	1.59

Group
Interest spread (1)	2.40	2.47
Benefit of interest free liabilities, provisions and equity (2)	0.27	0.29

Net interest margin (3)	2.67	2.76

(1)	Difference between the average interest rate earned and the average interest rate paid on funds.

(2)	A portion of the Bank’s interest earning assets is funded by interest free liabilities and shareholders’ equity. The benefit to the Bank of these interest free funds is the amount it would cost to replace them at the average cost of funds.

(3)	Net interest income divided by average interest earning assets for the period.

3. Average Balances and Related Interest

     The table lists the major categories of interest earning assets and interest bearing liabilities of the Bank together with the respective interest earned or paid and the average interest rates for each of the full years ended 30 June 2003 and 30 June 2002, and the half years ending 30 June 2003, 31 December 2002 and 30 June 2002. Averages used were predominantly daily averages.

     The overseas component comprises overseas branches of the Bank and overseas domiciled controlled entities. Overseas intragroup borrowing’s have been adjusted into the interest spread and margin calculations to more appropriately reflect the overseas cost of funds. Non-accrual loans were included in interest earning assets under loans, advances and other receivables.

	Full Year Ended

	30/06/03			30/06/02
	Average		Average	Average		Average
	Balance	Interest	Rate	Balance	Interest	Rate
	$M	$M	%	$M	$M	%

Average Interest Earning Assets and Interest Income
Cash and liquid assets
Australia	3,293	133	4.0	4,290	138	3.2
Overseas	813	4	0.5	285	4	1.4
Receivables due from other financial institutions
Australia	2,446	79	3.2	1,822	69	3.8
Overseas	3,734	154	4.1	2,663	96	3.6
Deposits with regulatory authorities
Australia	—	—	n/a	—	—	n/a
Overseas	56	—	n/a	174	—	n/a
Trading securities
Australia	7,360	326	4.4	5,138	248	4.8
Overseas	3,395	128	3.8	2,698	111	4.1
Investment securities
Australia	4,240	261	6.2	3,774	211	5.6
Overseas	8,062	318	3.9	7,339	306	4.2
Loans, advances and other receivables
Australia	131,746	8,496	6.4	123,006	7,984	6.5
Overseas	23,125	1,629	7.0	19,445	1,288	6.6
Other interest earning assets	—	—	n/a	—	—	n/a
Intragroup loans
Australia	—	—	n/a	—	—	n/a
Overseas	3,604	31	0.9	3,232	65	2.0

Average interest earning assets and interest income including intragroup	191,874	11,559	6.0	173,866	10,520	6.1
Intragroup eliminations	(3,604)	(31)	0.9	(3,232)	(65)	2.0

Total average interest earning assets and interest income	188,270	11,528	6.1	170,634	10,455	6.1

Average Non-Interest Earning Assets
Bank acceptances
Australia	13,144			11,965
Overseas	53			66
Life insurance investment assets
Australia	26,333			26,853
Overseas	4,070			4,129
Property, plant and equipment
Australia	627			681
Overseas	197			203
Other assets
Australia	24,046			23,617
Overseas	3,303			3,411
Provisions for impairment
Australia	(1,497)			(1,546)
Overseas	(150)			(143)

Total average non-interest earning assets	70,126			69,236

Total average assets	258,396			239,870

Percentage of total average assets applicable to overseas operations	19.5%			18.1%

3. Average Balances and Related Interest (Cont’d)

	Full Year Ended

	30/06/03			30/06/02
	Average		Average	Average		Average
	Balance	Interest	Rate	Balance	Interest	Rate
	$M	$M	%	$M	$M	%

Average Interest Bearing Liabilities and Loan Capital and Interest Expense
Time Deposits
Australia	45,674	1,956	4.3	41,283	1,901	4.6
Overseas	14,255	876	6.1	12,479	761	6.1
Savings Deposits
Australia	32,780	492	1.5	32,078	412	1.3
Overseas	2,788	100	3.6	2,444	82	3.4
Other demand deposits
Australia	34,043	1,230	3.6	29,517	1,037	3.5
Overseas	2,906	78	2.7	2,386	63	2.6
Payables due to other financial institutions
Australia	1,752	34	1.9	2,043	65	3.2
Overseas	6,712	164	2.4	5,320	128	2.4
Debt issues
Australia	17,651	1,047	5.9	14,578	800	5.5
Overseas	10,738	305	2.8	9,398	264	2.8
Loan capital
Australia	5,234	212	4.1	5,491	227	4.1
Overseas	204	8	3.9	88	5	5.7
Other interest bearing liabilities	—	—	n/a	—	—	n/a
Intragroup borrowings
Australia	3,604	31	0.9	3,232	65	2.0
Overseas	—	—	n/a	—	—	n/a

Average interest bearing liabilities and loan capital and interest expense including intragroup	178,341	6,533	3.7	160,337	5,810	3.6

Intragroup eliminations	(3,604)	(31)	0.9	(3,232)	(65)	2.0

Total average interest bearing liabilities and loan capital and interest expense	174,737	6,502	3.7	157,105	5,745	3.7

Average Non-Interest Bearing Liabilities
Deposits not bearing interest
Australia	4,784			5,424
Overseas	871			705
Liability on acceptances
Australia	13,146			11,965
Overseas	53			66
Life insurance policy liabilities
Australia	20,828			23,092
Overseas	3,596			3,457
Other liabilities
Australia	16,034			14,628
Overseas	2,739			3,026

Total average non-interest bearing liabilities	62,051			62,363

Total average liabilities and loan capital	236,788			219,468

Shareholders’ equity	21,608			20,402

Total average liabilities, loan capital and shareholders’ equity	258,396			239,870

Percentage of total average liabilities applicable to overseas operations	18.9%			17.9%

3. Average Balances and Related Interest (Cont’d)

	Half Year Ended

	30/06/03			31/12/02			30/06/02
	Average		Average	Average		Average	Average		Average
	Balance	Interest	Rate	Balance	Interest	Rate	Balance	Interest	Rate
	$M	$M	%	$M	$M	%	$M	$M	%

Average Interest Earning Assets and Interest Income
Cash and liquid assets
Australia	2,983	63	4.3	3,598	70	3.9	4,280	64	3.0
Overseas	1,032	2	0.4	598	2	0.7	305	1	0.7
Receivables due from other financial institutions
Australia	2,394	42	3.5	2,497	37	2.9	2,015	43	4.3
Overseas	3,931	69	3.5	3,540	85	4.8	2,958	53	3.6
Deposits with regulatory authorities
Australia	—	—	n/a	—	—	n/a	—	—	n/a
Overseas	57	—	n/a	55	—	n/a	235	—	n/a
Trading securities
Australia	8,293	169	4.1	6,443	157	4.8	4,906	109	4.5
Overseas	3,910	69	3.6	2,888	59	4.1	2,562	47	3.7
Investment securities
Australia	4,274	142	6.7	4,207	119	5.6	4,022	101	5.1
Overseas	8,334	157	3.8	7,794	161	4.1	7,405	124	3.4
Loans, advances and other receivables
Australia	134,021	4,271	6.4	129,508	4,225	6.5	124,419	3,909	6.3
Overseas	23,713	876	7.4	22,547	753	6.6	19,977	635	6.4
Other interest earning assets	—	—	n/a	—	—	n/a	—	—	n/a
Intragroup loans
Australia	—	—	n/a	—	—	n/a	—	—	n/a
Overseas	4,724	19	0.8	2,502	12	1.0	3,361	25	1.5

Average interest earning assets and interest income including intragroup	197,666	5,879	6.0	186,177	5,680	6.1	176,445	5,111	5.8
Intragroup eliminations	(4,724)	(19)	0.8	(2,502)	(12)	1.0	(3,361)	(25)	1.5

Total average interest earning assets and interest income	192,942	5,860	6.1	183,675	5,668	6.1	173,084	5,086	5.9

Average Non-Interest Earning Assets
Bank acceptances
Australia	13,050			13,237			12,187
Overseas	66			40			79
Life insurance investment assets
Australia	25,076			27,569			26,842
Overseas	4,050			4,090			4,154
Property, plant and equipment
Australia	619			635			662
Overseas	194			200			189
Other assets
Australia	22,789			21,118			22,710
Overseas	6,450			4,459			3,053
Provisions for impairment
Australia	(1,469)			(1,525)			(1,541)
Overseas	(151)			(149)			(148)

Total average non-interest earning assets	70,674			69,674			68,187

Total average assets	263,616			253,349			241,271

Percentage of total average assets applicable to overseas operations	21.4%			19.2%			18.3%

3. Average Balances and Related Interest (Cont’d)

	Half Year Ended

	30/06/03			31/12/02			30/06/02
	Average		Average	Average		Average	Average		Average
	Balance	Interest	Rate	Balance	Interest	Rate	Balance	Interest	Rate
	$M	$M	%	$M	$ M	%	$M	$M	%

Average Interest Bearing Liabilities and Loan Capital and Interest Expense
Time Deposits
Australia	45,402	926	4.1	45,941	1,030	4.4	40,465	887	4.4
Overseas	13,781	461	6.7	14,722	415	5.6	13,955	380	5.5
Savings Deposits
Australia	32,496	243	1.5	33,059	249	1.5	32,894	185	1.1
Overseas	2,885	53	3.7	2,693	47	3.5	2,535	40	3.2
Other demand deposits
Australia	35,595	638	3.6	32,517	592	3.6	30,610	513	3.4
Overseas	2,996	39	2.6	2,817	39	2.7	2,486	31	2.5
Payables due to other financial institutions
Australia	1,634	12	1.5	1,868	22	2.3	1,910	23	2.4
Overseas	6,692	80	2.4	6,732	84	2.5	5,555	55	2.0
Debt issues
Australia	19,017	560	5.9	16,307	487	5.9	15,055	415	5.6
Overseas	12,181	167	2.8	9,319	138	2.9	8,629	96	2.2
Loan capital
Australia	5,127	105	4.1	5,339	107	4.0	5,456	99	3.7
Overseas	263	4	3.1	146	4	5.4	86	1	2.3
Other interest bearing liabilities	—	—	n/a	—	—	n/a	—	—	n/a
Intragroup borrowings
Australia	4,724	19	0.8	2,502	12	1.0	3,361	25	1.5
Overseas	—	—	n/a	—	—	n/a	—	—	n/a

Average interest bearing liabilities and loan capital and interest expense including intragroup	182,793	3,307	3.6	173,962	3,226	3.7	162,997	2,750	3.4
Intragroup eliminations	(4,724)	(19)	0.8	(2,502)	(12)	1.0	(3,361)	(25)	1.5

Total average interest bearing liabilities and loan capital and interest expense	178,069	3,288	3.7	171,460	3,214	3.7	159,636	2,725	3.4

Deposits not bearing interest
Australia	4,849			4,720			5,029
Overseas	913			830			745
Liability on acceptances
Australia	13,049			13,242			12,187
Overseas	66			40			79
Life insurance policy liabilities
Australia	20,080			21,564			22,875
Overseas	3,495			3,695			3,539
Other liabilities
Australia	18,136			13,303			13,337
Overseas	2,695			2,782			3,214

Total average non-interest bearing liabilities	63,283			60,176			61,005

Total average liabilities and loan capital	241,352			231,636			220,641

Shareholders’ equity	22,264			21,713			20,630

Total average liabilities, loan capital and shareholders’ equity	263,616			253,349			241,271

Percentage of total average liabilities applicable to overseas operations	19.0%			18.9%			18.5%

4. Interest Rate and Volume Analysis

	Full Year Ended

	30/06/03 vs 30/06/02	30/06/02 vs 30/06/01
	Increase/	Increase/
	(Decrease)	(Decrease)
Change in Net Interest Income	%	%

Due to changes in average volume of interest earning assets and interest bearing liabilities	479	278
Due to changes in interest margin	(163)	(42)

Change in net interest income	316	236

	Full Year Ended

	30/06/03 vs 30/06/02			30/06/02 vs 30/06/01
	Changes due to			Changes due to
Changes in Net Interest Income:	Volume	Rate	Total	Volume	Rate	Total
Volume and Rate Analysis	$M	$M	$M	$M	$M	$M

Interest Earning Assets
Cash and liquid assets
Australia	(36)	31	(5)	71	(40)	31
Overseas	5	(5)	—	—	1	1
Receivables due from other financial institutions
Australia	22	(12)	10	(41)	(49)	(90)
Overseas	41	17	58	60	(85)	(25)
Trading securities
Australia	103	(25)	78	(28)	(111)	(139)
Overseas	27	(10)	17	6	(56)	(50)
Investment securities
Australia	27	23	50	35	(66)	(31)
Overseas	29	(17)	12	58	(165)	(107)
Loans, advances and other receivables
Australia	565	(53)	512	287	(1,286)	(999)
Overseas	251	90	341	176	(205)	(29)
Other interest earning assets	—	—	—	—	(7)	(7)
Intragroup loans
Australia	—	—	—	—	—	—
Overseas	5	(39)	(34)	1	(127)	(126)

Change in interest income including intragroup	1,056	(17)	1,039	656	(2,227)	(1,571)
Intragroup eliminations	(5)	39	34	(1)	127	126

Change in interest income	1,080	(7)	1,073	679	(2,124)	(1,445)

Interest Bearing Liabilities and Loan Capital
Time Deposits
Australia	195	(140)	55	(50)	(568)	(618)
Overseas	108	7	115	171	(136)	35
Savings Deposits
Australia	10	70	80	73	(264)	(191)
Overseas	12	6	18	16	(17)	(1)
Other demand deposits
Australia	161	32	193	228	(255)	(27)
Overseas	14	1	15	14	(13)	1
Payables due to other financial institutions
Australia	(7)	(24)	(31)	32	(32)	—
Overseas	34	2	36	47	(182)	(135)
Debt Issues
Australia	175	72	247	(152)	(147)	(299)
Overseas	38	3	41	(24)	(274)	(298)
Loan Capital
Australia	(11)	(4)	(15)	(4)	(136)	(140)
Overseas	6	(3)	3	(2)	—	(2)
Other interest bearing liabilities	—	—	—	—	(6)	(6)
Intragroup borrowings
Australia	5	(39)	(34)	1	(127)	(126)
Overseas	—	—	—	—	—	—

Change in interest expense including intragroup	666	57	723	503	(2,310)	(1,807)
Intragroup eliminations	(5)	39	34	(1)	127	126

Change in interest expense	650	107	757	486	(2,167)	(1,681)

Change in net interest income	479	(163)	316	278	(42)	236

Change due to variation in time periods			—			—

These volume and rate analyses were for full year periods. The calculations were based on balances over the full year.

4. INTEREST RATE AND VOLUME ANALYSIS (CONT’D)

     The volume and rate variances for both total interest earning assets and liabilities have been calculated separately (rather than being the sum of the individual categories). The variation in time periods allows for the different number of days in the respective full years.

	Half Year Ended

	30/06/03 vs 31/12/02			30/06/03 vs 30/06/02
	Changes due to			Changes due to
Changes in Net Interest Income:	Volume	Rate	Total	Volume	Rate	Total
Volume and Rate Analysis	$M	$M	$M	$M	$M	$M

Interest Earning Assets
Cash and liquid assets
Australia	(13)	7	(6)	(23)	22	(1)
Overseas	1	(1)	—	2	(1)	1
Receivables due from other financial institutions
Australia	(1)	7	6	7	(8)	(1)
Overseas	8	(23)	(15)	17	(1)	16
Trading securities
Australia	41	(26)	15	72	(12)	60
Overseas	19	(8)	11	24	(2)	22
Investment securities
Australia	2	23	25	7	34	41
Overseas	11	(12)	(1)	17	16	33
Loans, advances and other receivables
Australia	144	(29)	115	304	58	362
Overseas	40	94	134	128	113	241
Other interest earning assets	—	—	—	—	—	—
Intragroup loans
Australia	—	—	—	—	—	—
Overseas	10	(3)	7	8	(14)	(6)

Change in interest income including intragroup	327	(36)	291	600	168	768
Intragroup eliminations	(10)	3	(7)	(8)	14	6

Change in interest income	281	3	284	593	181	774

Interest Bearing Liabilities and Loan Capital
Time Deposits
Australia	(11)	(76)	(87)	105	(66)	39
Overseas	(29)	81	52	(6)	87	81
Savings Deposits
Australia	(4)	2	(2)	(3)	61	58
Overseas	4	3	7	6	7	13
Other demand deposits
Australia	55	1	56	86	39	125
Overseas	3	(2)	1	6	2	8
Payables due to other financial institutions
Australia	(3)	(7)	(10)	(3)	(8)	(11)
Overseas	(1)	(2)	(3)	12	13	25
Debt Issues
Australia	80	1	81	113	32	145
Overseas	40	(9)	31	44	27	71
Loan Capital
Australia	(4)	4	—	(6)	12	6
Overseas	2	(2)	—	2	1	3
Other interest bearing liabilities	—	—	—	—	—	—
Intragroup borrowings
Australia	10	(3)	7	8	(14)	(6)
Overseas	—	—	—	—	—	—

Change in interest expense including intragroup	162	(29)	133	350	207	557
Intragroup eliminations	(10)	3	(7)	(8)	14	6

Change in interest expense	122	4	126	328	235	563

Change in net interest income	123	35	158	268	(57)	211

Change due to variation in time periods			(40)			—

     These volume and rate analyses were for half year periods. The calculations were based on balances over the half year.

     The volume and rate variances for both total interest earning assets and liabilities have been calculated separately (rather than being the sum of the individual categories). The variation in time periods allows for the different number of days in the respective half years.

5. OTHER BANKING OPERATING INCOME

	Full Year Ended

			Increase/
	30/06/03	30/06/02	(Decrease)
	$M	$M	%

Lending fees	652	618	6
Commission and other fees	1,423	1,242	15
Trading income	502	489	3
Dividends	4	5	(20)
Net gain on investments and loans	(9)	78	large
Net profit on sale of property, plant and equipment	22	12	83
General insurance premium income	116	119	(3)
Less general insurance claims	(75)	(66)	14
Other	62	55	13

Total other banking operating income	2,697	2,552	6

6. OPERATING EXPENSES

	Full Year Ended

			Increase/
	30/06/03	30/06/02	(Decrease)
	$M	$M	%

Expenses - comparable businesses	5,292	5,201	2
Expenses - included for the first time	259	—	—

Total operating expenses	5,551	5,201	7

	Full Year Ended

			Increase/
	30/06/03	30/06/02	(Decrease)
Expenses by Segment	$M	$M	%

Banking	4,014	3,929	2
Funds management	807	761	6
Life insurance	471	511	(8)

Total operating expenses - comparable business	5,292	5,201	2

Banking	217	—	—
Funds management	42	—	—

Total operating expenses - included for the first time	259	—	—

Total operating expenses	5,551	5,201	7

	Full Year Ended

			Increase/
	30/06/03	30/06/02	(Decrease)
Expenses by Category	$M	$M	%

Staff	2,538	2,327	9
Share based compensation	119	63	89
Occupancy and equipment	612	578	6
Information technology services	890	838	6
Other expenses	1,392	1,395	—

Total operating expenses	5,551	5,201	7

6. OPERATING EXPENSES (CONT’D)

	Full Year Ended

	30/06/03	30/06/02
Group Expenses	$M	$M

Staff Expenses
Salaries and wages	2,106	2,016
Superannuation contributions	13	11
Provisions for employee entitlements	11	44
Payroll tax	107	92
Fringe benefits tax	26	32
Other staff expenses	120	132

Recurrent expenses	2,383	2,327
Restructuring	155	—

Total staff expenses (excluding share based compensation)	2,538	2,327

Share Based Compensation	119	63

Occupancy and Equipment Expenses
Operating lease rentals	354	324
Depreciation
Buildings	24	26
Leasehold improvements	51	47
Equipment	53	55
Repairs and maintenance	58	56
Other	69	70

Recurrent expenses	609	578
Restructuring	3	—

Total occupancy and equipment expenses	612	578

Information Technology Services
Projects and development	195	189
Data processing	255	275
Desktop	161	155
Communications	171	175
Software amortisation	78	44

Recurrent expenses	860	838
Restructuring	30	—

Total information technology services	890	838

Other Expenses
Postage	109	111
Stationery	118	104
Fees and commissions	551	609
Advertising, marketing and loyalty	276	256
Other	312	315

Recurrent expenses	1,366	1,395
Restructuring	26	—

Total other expenses	1,392	1,395

Total operating expenses	5,551	5,201

     Some prior period comparatives have been reclassified to reflect the current categorisation of expenses.

7. INCOME TAX EXPENSE

     Income tax expense shown in the financial statements differs from the prima facie tax charge calculated at current taxation rates on net profit.

	Full Year Ended

	30/06/03	30/06/02
	$M	$M

Profit from Ordinary Activities before Income Tax
Banking	3,187	2,884
Funds management	206	399
Life insurance	150	135
Appraisal value (reduction)/uplift	(245)	477
Goodwill amortisation	(322)	(323)

	2,976	3,572

Prima Facie Income Tax at 30%
Banking	956	866
Funds management	62	120
Life insurance	45	40
Appraisal value (reduction)/uplift	(73)	143
Goodwill amortisation	(97)	(97)

	893	1,072

Add (or Deduct) Permanent Differences Expressed on a Tax Effect Basis
Current period
Specific provisions for offshore bad and doubtful debts not tax effected	13	(3)
Taxation rebates (net of accruals)	(36)	(24)
Tax adjustment referable to policy holder income	(66)	(25)
Non-assessable income - life insurance surplus	(18)	(25)
Change in excess of net market value over net assets of life insurance controlled entities	73	(143)
Non-deductible goodwill amortisation	97	97
Tax losses recognised	(18)	(35)
Employee share acquisition plan	—	(8)
Other items	20	17

	65	(149)

Prior periods
Other	—	(7)

Total income tax expense	958	916

Income Tax Attributable to Profit from Ordinary Activities
Banking	938	816
Funds management	54	96
Life insurance	24	40

Corporate tax	1,016	952
Policyholder tax	(58)	(36)

Total income tax expense	958	916

Effective Tax Rate
Group - corporate	28%	28%
Banking - corporate	29%	28%
Funds management - corporate	20%	21%
Life insurance - corporate	16%	38%

8. LOANS, ADVANCES AND OTHER RECEIVABLES

	30/06/03	30/06/02
	$M	$M

Australia
Overdrafts	2,452	2,513
Housing loans	87,592	75,394
Credit card outstandings	5,227	4,552
Lease financing	3,988	4,094
Bills discounted	2,303	1,753
Term loans	36,742	38,544
Equity participation in leveraged leases	1,276	1,331
Other lending	604	968

Total Australia	140,184	129,149

Overseas
Overdrafts	2,005	1,691
Housing loans	12,611	10,444
Credit card outstandings	296	274
Lease financing	197	256
Term loans	7,444	7,494
Redeemable preference share financing	511	695
Other lending	13	43

Total overseas	23,077	20,897

Gross loans, advances and other receivables	163,261	150,046

Less:
Provisions for impairment
General provision	(1,325)	(1,356)
Specific provision against loans and advances	(205)	(270)
Unearned income
Term loans	(618)	(631)
Lease financing	(549)	(426)
Leveraged leases	(143)	(162)
Interest reserved	(26)	(59)
Unearned tax remissions on leveraged leases	(48)	(68)

	(2,914)	(2,972)

Net loans, advances and other receivables	160,347	147,074

9. ASSET QUALITY

	30/06/03	30/06/02
Balances of Impaired Assets	$M	$M

Total Impaired Assets
Gross non-accruals	665	943

Total gross impaired assets	665	943
Less Interest reserved	(26)	(59)

	639	884
Less Specific provisions for impairment	(205)	(270)

Total net impaired assets	434	614

Net Impaired Assets by Geographical Segment
Australia	357	457
Overseas	77	157

Total	434	614

9. ASSET QUALITY (CONT’D)

	Full Year Ended

	30/06/03	30/06/02
Provisions for Impairment	$M	$M

General Provisions
Opening balance	1,356	1,399
Charge against profit and loss	305	449
Transfer to specific provisions	(350)	(495)
Bad debts recovered	74	56
Adjustments for exchange rate fluctuations and other items	(9)	1

	1,376	1,410
Bad debts written off	(51)	(54)

Closing balance	1,325	1,356

Specific Provisions
Opening balance	270	234

Transfer from general provision for:
New and increased provisioning	416	546
Less write-back of provisions no longer required	(66)	(51)

Net transfer	350	495

Adjustments for exchange rate fluctuations and other items	(11)	(11)

	609	718
Bad debts written off	(404)	(448)

Closing balance	205	270

Total provisions for impairment	1,530	1,626

Specific provisions for impairment comprise the following segments:
Provisions against loans and advances	205	270
Provisions for diminution	—	—

Total	205	270

	%	%

Provision Ratios
Specific provisions for impairment as a % of gross impaired assets net of interest reserved	32.08	30.54
Total provisions for impairment as a % of gross impaired assets net of interest reserved	239.44	183.94
General provisions as a % of risk weighted assets	0.90	0.96
Impaired Asset Ratios
Gross impaired assets net of interest reserved as % of risk weighted assets	0.44	0.63
Net impaired assets as % of:
Risk weighted assets	0.30	0.44
Total shareholders’ equity	1.97	2.92

Accounting Policy

     Provisions for impairment were maintained at an amount adequate to cover anticipated credit related losses.

     Specific provisions were established where full recovery of principal is considered doubtful. Specific provisions were made against:

•	Individual facilities in the credit risk rated managed segment where exposure aggregates to $250,000 or more;

•	Each statistically managed portfolio to cover facilities that were not well secured and past due 180 days or more;

•	Credit risk rated managed segment for exposures aggregating less than $250,000 and 90 days past due or more and;

•	Emerging credit risks identified in specific segments in the credit risk rated managed portfolio.

     Provisions against segments were determined primarily by reference to historical ratios of write offs to balances in default.

     General provisions for bad and doubtful debts were maintained to cover non identified probable losses and latent risks inherent in the overall portfolio of advances and other credit transactions. The provisions were determined having regard to the general risk profile of the credit portfolio, historical loss experience, economic conditions and a range of other criteria.

     The amounts required to bring the provisions for impairment to their assessed levels were charged to profit. Provisions for impairment and movements therein were set out above.

     Income Received and Forgone on Impaired Assets - Interest is only taken to profit on non-accrual loans when received in cash. Interest entitlement on non-accrual loans that is not received represents income forgone.

9. ASSET QUALITY (CONT’D)

	Full Year Ended

	30/06/03	30/06/02
	$M	$M

Impaired Assets
Income received:
Current period	20	16
Prior period	10	14

Total income received	30	30

Interest income forgone	18	28

Movement in Impaired Asset Balances
Gross impaired assets at period beginning	943	717
New and increased	617	1,069
Balances written off	(456)	(481)
Returned to performing or repaid	(439)	(362)

Gross impaired assets at period end	665	943

	30/06/03	30/06/02
Loans Accruing but Past Due 90 Days or More	$M	$M

Housing loans	157	176
Other loans	91	73

	248	249

10. DEPOSITS AND OTHER PUBLIC BORROWINGS

	30/06/03	30/06/02
	$M	$M

Australia
Certificates of deposit	11,228	15,832
Term deposits	32,398	28,991
On demand and short term deposits	68,507	63,844
Deposits not bearing interest	5,001	6,072
Securities sold under agreements to repurchase and short sales	3,231	757

Total Australia	120,365	115,496

Overseas
Certificates of deposit	2,900	2,258
Term deposits	10,326	9,035
On demand and short term deposits	5,871	5,185
Deposits not bearing interest	921	806
Securities sold under agreements to repurchase and short sales	591	20

Total overseas	20,609	17,304

Total deposits and other public borrowings	140,974	132,800

11. FINANCIAL REPORTING BY SEGMENTS

     This note sets out segment reporting in accordance with statutory reporting requirements. Refer to the business analysis at the front of this report for detailed profit and loss accounts by segment.

	Full Year Ended

	30 June 2003
Primary Segment		Funds	Life
Business Segments	Banking	Management	Insurance	Total
Financial Performance	$M	$M	$M	$M

Interest income	11,528	—	—	11,528
Premium and related revenue	—	—	1,011	1,011
Other income	2,803	1,133	620	4,556

Total revenue	14,331	1,133	1,631	17,095

Interest expense	6,502	—	—	6,502

Segment result before income tax, goodwill amortisation and appraisal value (reduction)/uplift	3,187	206	150	3,543
Income tax (expense)/credit	(938)	8	(28)	(958)

Segment result after income tax and before goodwill amortisation and appraisal value (reduction)/uplift	2,249	214	122	2,585
Outside equity interest	—	(6)	—	(6)

Segment result after income tax and outside equity interest before goodwill amortisation and appraisal value (reduction)/uplift	2,249	208	122	2,579

Goodwill amortisation (1)				(322)
Appraisal value (reduction)/uplift(1)				(245)

Net profit attributable to shareholders of the Bank				2,012

Non-Cash Expenses
Goodwill amortisation	—	—	—	322
Charge for bad and doubtful debts	305	—	—	305
Depreciation	109	8	11	128
Other	112	1	—	113
Financial Position
Total assets	229,289	19,622	16,199	265,110
Acquisition of property, plant & equipment, intangibles and other non-current assets	98	16	6	120
Associate investments	214	12	61	287
Total liabilities	216,939	17,044	8,975	242,958

(1)	These were Group items and accordingly were not allocated to the business segments, which is consistent with management reporting.

11. FINANCIAL REPORTING BY SEGMENTS (CONT’D)

	Full Year Ended

	30 June 2002
Primary Segment		Funds	Life	Group
Business Segments	Banking	Management	Insurance	Total
Financial Performance	$M	$M	$M	$M

Interest income	10,455	—	—	10,455
Premium and related revenue	—	—	866	866
Other income	3,180	690	293	4,163
Appraisal value (reduction)/uplift				477

Total revenue	13,635	690	1,159	15,961

Interest expense	5,745	—	—	5,745

Segment result before income tax, goodwill amortisation and appraisal value (reduction)/uplift	2,884	399	135	3,418
Income tax expense	(816)	(31)	(69)	(916)

Segment result after income tax and before goodwill amortisation and appraisal value (reduction)/uplift	2,068	368	66	2,502
Outside equity interest	(1)	—	—	(1)

Segment result after income tax and outside equity interest before goodwill amortisation and appraisal value (reduction)/uplift	2,067	368	66	2,501

Goodwill amortisation(1)				(323)
Appraisal value (reduction)/uplift(1)				477

Net profit attributable to shareholders of the Bank				2,655

Non-Cash Expenses
Goodwill amortisation	—	—	—	323
Charge for bad and doubtful debts	449	—	—	449
Depreciation	109	7	12	128
Appraisal value reduction	—	—	—	245
Other	87	2	1	90
Financial Position
Total assets	211,130	20,531	17,987	249,648
Acquisition of property, plant & equipment and intangibles and other non-current assets	147	17	—	164
Associate investments	235	30	48	313
Total liabilities	200,885	18,123	9,584	228,592

(1)	These were Group items and accordingly were not allocated to the business segments, which is consistent with management reporting.

	Full Year Ended

Secondary Segment
Geographical Segments	30/06/03		30/06/02
Financial Performance	$M	%	$M	%

Revenue
Australia	13,934	81.6	12,651	79.3
New Zealand	2,025	11.8	1,591	10.0
Other Countries (1)	1,136	6.6	1,719	10.7

	17,095	100.0	15,961	100.0

Net Profit Attributable to Shareholders of the Bank
Australia	1,385	68.8	2,569	96.8
New Zealand	539	26.8	178	6.7
Other Countries (1)	88	4.4	(92)	(3.5)

	2,012	100.0	2,655	100.0

Assets
Australia	221,248	83.5	208,673	83.6
New Zealand	27,567	10.4	24,579	9.8
Other Countries (1)	16,295	6.1	16,396	6.6

	265,110	100.0	249,648	100.0

Acquisition of Property, Plant & Equipment and Intangibles and Other Non-current Assets
Australia	98	81.7	134	81.7
New Zealand	6	5.0	26	15.9
Other Countries (1)	16	13.3	4	2.4

	120	100.0	164	100.0

(1)	Other Countries were: United Kingdom, United States of America, Japan, Singapore, Hong Kong, Grand Cayman, the Philippines, Fiji, Indonesia, China and Vietnam.

          The geographical segment represents the location in which the transaction was booked.

12.     INTEGRATED RISK MANAGEMENT (Excludes Life Insurance and Funds Management)

     The major categories of risk actively managed by the Bank include credit risk, liquidity and funding risk, market risk and other operational risks. The 2002 Annual Report pages 35 to 38, Integrated Risk Management, detail the major risks managed by a diversified financial institution.

Credit Risk

     The Bank uses a portfolio approach for the management of its credit risk. A key element is a well diversified portfolio. The Bank is using various portfolio management tools to assist in diversifying the credit portfolio.

     The commercial portfolio remains well rated. The level of on balance sheet exposures within Australia to the commercial portfolio and the home lending segment further supports the strength of the portfolio, with Australia continuing to perform strongly on the international stage.

	30/06/03	31/12/02	30/06/02
Industry	%	%	%

Accommodation, Cafes and Restaurants	1.4	1.4	1.5
Agriculture, Forestry and Fishing	2.9	2.9	3.1
Communication Services	0.5	0.7	0.8
Construction	1.7	1.7	0.9
Cultural and Recreational Services	0.8	0.8	0.8
Electricity, Gas and Water Supply	1.6	1.6	1.7
Finance and Insurance	9.5	10.9	10.9
Government Administration and Defence	4.3	4.3	5.0
Health and Community Services	1.7	1.7	1.5
Manufacturing	4.6	5.1	5.2
Mining	1.0	1.3	1.1
Personal and Other Services	0.5	0.6	0.6
Property and Business Services	7.8	8.1	6.5
Retail Trade	2.1	2.2	2.4
Transport and Storage	2.6	2.5	3.2
Wholesale Trade	1.5	1.6	1.6
Consumer	55.5	52.6	53.2

	100.0	100.0	100.0

     The Bank is traditionally a large home loan provider in both Australia and New Zealand (see “Consumer” above), where historically losses have been less than 0.03% of the portfolio in most years.

	30/06/03	31/12/02	30/06/02
Region	%	%	%

Australia	86.5	85.4	86.9
New Zealand	9.9	10.2	8.3
Europe	1.5	1.6	1.8
Americas	1.3	1.5	1.8
Asia	0.7	1.0	1.1
Other	0.1	0.3	0.1

	100.0	100.0	100.0

     The Bank has the bulk of committed exposures concentrated in Australia and New Zealand.

	30/06/03	31/12/02	30/06/02
Commercial Portfolio Quality	%	%	%

AAA/AA	28	29	27
A	19	17	19
BBB	16	14	15
Other	37	40	39

	100	100	100

     As percentage of commercial portfolio exposure (including finance and insurances) which has been individually risk rated, the Bank has over 63% of commercial exposures at investment grade quality.

Consumer Portfolio Quality	30/06/03	31/12/02	30/06/02

Housing loans accruing but past 90 days or more ($m)	157	136	176
Housing loan balances ($m) (1)	100,203	93,545	85,839

Arrears rate (%)	0.16	0.15	0.21

(1) Housing loan balances net of securitisation and includes home equity and similar facilities.

12.     INTEGRATED RISK MANAGEMENT (CONT’D)

Interest Rate Risk

     Interest rate risk in the balance sheet is discussed within Note 39 of the 2002 Annual Report

Next 12 months’ Earnings

     Over the year to 30 June 2003 the potential impact on net interest earnings of a 1% parallel rate shock and the expected change in price of assets and liabilities held for purposes other than trading is as follows:

	30/06/03	30/06/02
(expressed as a % of expected next 12 months’ earnings)%		%

Average monthly exposure	1.3	1.3
High month exposure	2.1	1.8
Low month exposure	0.4	0.7

Foreign Exchange Risk

     Foreign exchange risk in the balance sheet is discussed within Note 39 of the 2002 Annual Report.

     An adverse movement of 10% in the applicable AUD foreign exchange rate would cause the Bank’s capital ratio to deteriorate by less than 0.3% (0.3% for the year to 30 June 2002).

Value at Risk (VaR)

     VaR within Financial Markets Trading is discussed in the 2002 Annual Report.

	Average VaR	Average VaR	Average VaR	Average VaR
	During	During	During	During
	June 2003	December 2002	June 2002	December 2001
	Half Year	Half Year	Half Year	Half Year
	$M	$M	$M	$M

Group (excluding ASB Bank)
Interest rate risk	3.43	3.37	3.23	2.60
Exchange rate risk	1.31	1.47	2.07	1.54
Implied volatility risk	0.62	0.59	0.59	0.48
Equities risk	0.73	0.32	0.42	0.47
Commodities risk	0.32	0.35	0.31	0.48
Prepayment risk	0.38	0.30	0.21	0.32
ASB Bank	0.15	0.19	0.17	0.14
Diversification benefit	(2.32)	(2.14)	(2.39)	(2.45)

Total	4.62	4.45	4.61	3.58

13.     CAPITAL ADEQUACY

	30/06/03	30/06/02
Risk Weighted Capital Ratios	%	%

Tier one	6.96	6.78
Tier two	4.21	4.28
Less deductions	(1.44)	(1.26)

Total	9.73	9.80

			Increase/
	30/06/03	30/06/02	(Decrease)
	$M	$M	%

Tier One Capital
Shareholders’ equity	22,152	21,056	5
Eligible loan capital	351	415	(15)

Total shareholders’ equity and loan capital	22,503	21,471	5

Add back Foreign currency translation reserve related to non-consolidated subsidiaries	147	90	63
Less Asset revaluation reserve	(7)	(4)	75
Less Goodwill	(5,029)	(5,391)	(7)
Less Expected dividend	(1,066)	—	—
Less Intangible component of investment in non-consolidated subsidiaries	(4,388)	(4,588)	(4)
Less Outside equity interest in entities controlled by non-consolidated subsidiaries	(123)	—	—
Less Outside equity interest in life insurance statutory funds	(1,824)	(2,017)	(10)

Total tier one capital	10,213	9,561	7

Tier Two Capital
Asset revaluation reserve	7	4	75
General provision for bad and doubtful debts(1)	1,321	1,351	(2)
FITB related to general provision	(391)	(392)	(0)
Upper tier two note and bond issues	250	297	(16)
Lower tier two note and bond issues	4,990	4,934	1
Less Lower tier two adjustment to 50% of tier one capital	—	(154)	large

Total tier two capital	6,177	6,040	2

Tier One and Tier Two Capital	16,390	15,601	5
Less Investment in non-consolidated subsidiaries (net of intangible component deducted from tier one)	(2,072)	(1,741)	19
Less Other deductions	(42)	(40)	5

Capital base	14,276	13,820	3

(1)	Excludes general provision for bad and doubtful debts in non-consolidated subsidiaries.

				Risk Weighted
	Face Value		Risk	Balance
	30/06/03	30/06/02	Weights	30/06/03	30/06/02
Risk-weighted Assets	$M	$M	%	$M	$M

On Balance Sheet Assets
Cash, claims on Reserve Bank, short term claims on Australian Commonwealth and State Government and Territories, and other zero-weighted assets	23,832	22,315	0%	—	—
Claims on OECD banks and local governments	12,427	13,401	20%	2,485	2,680
Advances secured by residential property	103,987	86,378	50%	51,993	43,189
All other assets	74,472	77,474	100%	74,472	77,474

Total on balance sheet assets – credit risk	214,718	199,568		128,950	123,343
Total off balance sheet exposures – credit risk (1),(2)				16,533	16,516
Risk weighted assets – market risk				1,325	1,190

Total risk weighted assets				146,808	141,049

(1)	The risk weighting attributable to off balance sheet exposures was impacted by improved classification of assets by risk weight, principally through identification of additional eligible security and by more accurate classification of counterparties.

(2)	Off balance sheet exposures secured by residential property account for $10.4 billion of off balance sheet credit equivalent assets ($5.2 billion of off balance sheet risk weighted assets).

     For an analysis of the movements in the capital ratios see page 7.

14.     SHARE CAPITAL

	Full Year Ended

	30/06/03
	Shares Issued	$M

Ordinary Share Capital
Opening balance 1 July 2002	1,252,921,363	12,665
Exercise of executive options	660,000	13
Buy back for DRP: 2001/2002 final dividend	(6,111,510)	(195)
2001/2002 final dividend fully paid shares at $31.92	6,111,510	195
Buy back for DRP: 2002/2003 interim dividend	(6,753,320)	(166)
2002/2003 interim dividend fully paid ordinary shares at $24.75	6,753,320	166

Closing balance 30 June 2003	1,253,581,363	12,678

Preference Share Capital
Opening balance 1 July 2002	3,500,000	687

Closing balance 30 June 2003	3,500,000	687

Retained Profits
Opening balance 1 July 2002		1,452
Reversal of provision for final dividend at 30 June 2002 (on adoption of AASB 1044)		1,027
Net profit for the year		2,012
Payment of final dividend		(1,027)
Appropriations from reserves (net)		250
Payment of interim dividend		(865)
Payment of other dividends		(40)

Closing balance 30 June 2003		2,809

Reserves
Opening balance 1 July 2002		4,226
Appropriation from profits (net)		(250)
Movement in foreign currency translation reserve		(129)
Movement in asset revaluation reserve		3

Closing balance 30 June 2003		3,850

Outside Equity Interests: Controlled Entities
Opening balance 1 July 2002		9
Issue of Perpetual Preference Shares by ASB Capital		181
Listed property trusts acquired (Gandel)		110
Other		4

Closing balance 30 June 2003		304

Dividend Franking Account

     After fully franking the final dividend to be paid for the year ended 30 June 2003 the amount of credits available, as at 30 June 2003 to frank dividends for subsequent financial years is $417 million. This figure is based on the combined franking accounts of the Bank at 30 June 2003, which have been adjusted for franking credits that will arise from the payment of income tax payable on profits for the year ended 30 June 2003, franking debits that will arise from the payment of dividends proposed for the year and franking credits that the Bank may be prevented from distributing in subsequent financial periods. The Bank expects that future tax payments will generate sufficient franking credits for the Bank to be able to continue to fully frank future dividend payments. Dividend payments on or after 1 July 2003 will be franked at the 30% tax rate. These calculations have been based on the taxation law as at 30 June 2003.

Dividends

     The Directors have declared a fully franked (at 30%) final dividend of 85 cents per share amounting to $1,066 million. The dividend will be paid on 8 October 2003 to eligible shareholders. A fully franked interim dividend of 69 cents per share amounting to $865 million was paid on 28 March 2003. The payment comprised cash disbursements of $699 million with $166 million being reinvested by participants through the Dividend Reinvestment Plan. Additionally, dividends totalling $40 million for the year were paid on preference shares.

     As provided for in last year’s financial report, a fully franked final dividend of 82 cents per share amounting to $1,027 million was paid on 8 October 2002. The payment comprised cash disbursements of $832 million with $195 million being reinvested by participants through the Dividend Reinvestment Plan.

Dividend Reinvestment Plan

     The dividend reinvestment plan is capped at 10,000 shares per shareholder.

Record Date

     The register closes for determination of dividend entitlement and for participation in the dividend reinvestment plan at 5:00pm on 29 August 2003 at ASX Perpetual Registrars Limited, Locked Bag A14, Sydney South, 1232.

Ex Dividend Date

     The ex dividend date is 25 August 2003.

15.     LIFE COMPANY VALUATIONS

Carrying Values of Life Insurance and Funds Management Business

     The following table sets out the components of the carrying values of the Bank’s life insurance and funds management businesses, together with the key actuarial assumptions that have been used. These were Directors’ valuations based on appraisal values using a range of economic and business assumptions determined by management which were reviewed by independent actuaries Trowbridge Deloitte      .

		Life Insurance
	Funds
	Management(5)	Australia(6)	New Zealand	Asia(1)	Total
Analysis of Movement since 30 June 2002	$M	$M	$M	$M	$M

Profits	208	71	46	5	330
Net capital movements (2)	154	98	1	36	289
Dividends	(196)	(111)	—	—	(307)
Disposals/Acquisitions of business (3)	(110)	—	—	(20)	(130)
Foreign exchange movements	(4)	(3)	(1)	(92)	(100)

Change in shareholders’ net tangible assets	52	55	46	(71)	82
Acquired excess (4)	129	—	—	—	129
Net appraisal value (reduction)/uplift	(291)	123	15	(92)	(245)

Increase/(Decrease) to 30 June 2003	(110)	178	61	(163)	(34)

		Life Insurance
	Funds
	Management(5)	Australia(6)	New Zealand	Asia(1)	Total
Shareholders’ Net Tangible Assets	$M	$M	$M	$M	$M

30 June 2002 balance	702	1,209	334	679	2,924
Profits	208	71	46	5	330
Net capital movements	(42)	(13)	1	36	(18)
Disposals/Acquisitions of business (3)	(110)	—	—	(20)	(130)
Foreign exchange movements	(4)	(3)	(1)	(92)	(100)

30 June 2003 balance	754	1,264	380	608	3,006

		Life Insurance
	Funds
	Management(5)	Australia(6)	New Zealand	Asia(1)	Total
Value in Force Business	$M	$M	$M	$M	$M

30 June 2002 balance	1,221	178	179	40	1,618
Disposals/Acquisitions of business (4)	84	—	—	—	84
(Reduction)/Uplift	(182)	67	12	(36)	(139)

30 June 2003 balance	1,123	245	191	4	1,563

		Life Insurance
	Funds
	Management(5)	Australia(6)	New Zealand	Asia(1)	Total
Value Future New Business	$M	$M	$M	$M	$M

30 June 2002 balance	3,660	23	275	80	4,038
Disposals/Acquisitions of business (4)	45	—	—	—	45
(Reduction)/Uplift	(109)	56	3	(56)	(106)

30 June 2003 balance	3,596	79	278	24	3,977

		Life Insurance
	Funds
	Management(5)	Australia(6)	New Zealand	Asia(1)	Total
Carrying Value at 30 June 2003	$M	$M	$M	$M	$M

Shareholders’ net tangible assets	754	1,264	380	608	3,006
Value in force business	1,123	245	191	4	1,563

Embedded value	1,877	1,509	571	612	4,569
Value future new business	3,596	79	278	24	3,977

Carrying value	5,473	1,588	849	636	8,546

(1)	The Asian life businesses were not held in the market value environment and were carried at net assets plus any excess representing the difference between appraisal value and net assets at the time of acquisition. This excess which effectively represents goodwill is being amortised on a straight-line basis over 20 years.

(2)	Includes capital injections and movements in intergroup loans.

(3)	Represents the purchase of management rights in CFS Retail Property Trust, the acquisition of Avanteos, investment in a Chinese funds management joint venture, disposal of some Colonial First State UK business and disposal of the Philippines life insurance business.

(4)	Represents the value of acquired management rights of CFS Retail Property Trust, the acquisition of Avanteos and investment in a Chinese funds management joint venture.

(5)	“Managed Products” business was reported at 30 June 2002 as “Funds Management” and “Life Insurance - Australia - Investment” business. These businesses have been combined.

(6)	“Life Insurance - Australia” business was reported at 30 June 2002 as “Life Insurance - Australia - Risk” business. This business includes risk, traditional, investment account and annuity business.

15.     LIFE COMPANY VALUATIONS (CONT’D)

     The following table reconciles the carrying values of the life and funds management businesses to the value of investments in non-consolidated subsidiaries as shown in the capital adequacy calculation in appendix 13.

Reconciliation of the Components of the Carrying Value to the Value of Investments in Non-Consolidated Subsidiaries

	30/06/03	30/06/02
	$M	$M

Intangible component of investment in non-consolidated subsidiaries deducted from tier one capital comprises:
Value future new business	3,977	4,038
Value of self-generated in force business	411	550

	4,388	4,588

Investment in non-consolidated subsidiaries deducted from total capital comprises:
Shareholders’ net tangible assets in life and funds management businesses	3,006	2,924
Capital in other non-consolidated subsidiaries	286	122
Value of acquired in force business (1)	1,152	1,068
Less non-recourse debt	(2,372)	(2,373)

	2,072	1,741

(1)	The increase in the value of acquired in force business principally relates to the acquisition of management rights of CFS Retail Property Trust.

Key Assumptions Used in Appraisal Values

     The following key assumptions have been used in determining the appraisal values. Other actuarial assumptions used in the valuation were described in the section Actuarial Methods and Assumptions.

	30 June 2003

		Risk	Value of
	New	Discount	Franking
	Business	Rate	Credits
	Multiplier	%	%

Life insurance entities
Australia	8	10.8	70
New Zealand	8	10.9	—
Asia
- Hong Kong	8	11.5	—
- Other	various	various	—
Funds management entities
Australia	n/a	11.9	70

	30 June 2002

		Risk	Value of
	New	Discount	Franking
	Business	Rate	Credits
	Multiplier	%	%

Life insurance entities
Australia	9	11.5	70
New Zealand	8	12.0	—
Asia
- Hong Kong	10	HKD13.0	—
		USD12.0
- Other	various	various	—
Funds management entities
Australia	n/a	13.0	70

     The movement in the risk discount rate is based on the change in the underlying risk free rate using a capital asset pricing model framework. This framework utilises the local 10-year government bond yield as the proxy for the risk free rate.

     The movement in risk discount rates have been accompanied by broadly equivalent movements in assumed future investment returns.

15.     LIFE COMPANY VALUATIONS (CONT’D)

Policy Liabilities

     Appropriately qualified actuaries have been appointed in respect of each life insurance business and they have reviewed and satisfied themselves as to the accuracy of the policy liabilities included in this financial report, including compliance with the regulations of the Life Insurance Act (Life Act) 1995 where appropriate. Details were set out in the various statutory returns of these life insurance businesses.

	30/06/03	30/06/02
Components of Policy Liabilities	$M	$M

Future policy benefits (1)	27,426	29,164
Future bonuses	1,188	1,493
Future expenses	1,637	2,259
Future profit margins	1,420	1,343
Future charges for acquisition expenses	(916)	(1,085)
Balance of future premiums	(6,956)	(7,330)
Provisions for bonuses not allocated to participating policyholders	63	73

Total policy liabilities	23,862	25,917

(1) Including bonuses credited to policyholders in prior years.

Taxation

     Taxation has been allowed for in the determination of policy liabilities in accordance with the relevant legislation applicable in each territory.

     On 1 July 2000 a new tax regime for life insurance companies commenced in Australia. The primary effect of this regime is to tax profits that had previously not been subject to taxation. Allowance has been made in the appraisal values and policy liabilities of the life insurance businesses for the impact of the new tax requirements.

Actuarial Methods and Assumptions

     Policy liabilities have been calculated in accordance with the Margin on Services (MoS) methodology as set out in Actuarial Standard 1.03 – Valuation Standard (‘AS1.03’) issued by the Life Insurance Actuarial Standards Board (‘LIASB’). The principal methods and profit carriers used for particular product groups were as follows:

Product Type	Method	Profit Carrier

Individual
Conventional	Projection	Bonuses / dividends or expected claim payments
Investment account	Projection	Bonuses or asset charges
Investment linked	Accumulation	Not applicable
Lump sum risk	Projection	Premiums/claims
Income stream risk	Projection	Expected claim payments
Immediate annuities	Projection	Bonuses or annuity payment
Group
Investment account	Projection	Bonuses or asset charges
Investment linked	Accumulation	Not applicable
Lump sum risk	Projection	Claims
	Accumulation	Premiums (implied)
Income stream risk	Projection	Expected claim payments

     The ‘Projection Method’ measures the present values of estimated future policy cash flows to calculate policy liabilities. The policy cash flows incorporate investment income, premiums, expenses, redemptions and benefit payments.

     The ‘Accumulation Method’ measures the accumulation of amounts invested by policyholders plus investment earnings less fees specified in the policy to calculate policy liabilities. Deferred acquisition costs were offset against this liability.

     Bonuses were amounts added, at the discretion of the life insurer, to the benefits currently payable under Participating Business. Under the Life Act, bonuses were a distribution to policyholders of profits and may take a number of forms including reversionary bonuses, interest credits and capital growth bonuses (payable on the termination of the policy).

Actuarial assumptions

     Set out below is a summary of the material assumptions used in the calculation of policy liabilities. These assumptions were also used in the determination of appraisal values.

Discount rates

     These were the rates used to discount future cash flows to determine their net present value in the policy liabilities. The discount rates were determined with reference to the expected earnings rate of the assets that support the policy liabilities adjusted for taxation where relevant. The following table shows the applicable rates for the major classes of business in Australia and New Zealand. The changes relate to changes in long term earnings rates, asset mix and reflect the new tax regime for Australian business.

15.     LIFE COMPANY VALUATIONS (CONT’D)

	June 2003	June 2002
Class of Business	Rate Range %	Rate Range %

Traditional – ordinary business (after tax)	5.44 – 6.19	6.21 – 6.96
Traditional – superannuation business (after tax)	6.65 – 7.58	7.58 – 8.52
Annuity business (after tax)	5.46 – 6.67	6.49 – 7.86
Term life insurance – ordinary business (after tax)	3.16 – 3.85	3.89 – 4.55
Term life insurance – superannuation business (after tax)	3.16 – 3.85	3.89 – 4.55
Disability business (before tax)	5.50	6.50
Investment linked – ordinary business (after tax)	4.88 – 5.68	5.89 – 6.45
Investment linked – superannuation business (after tax)	6.33 – 6.84	7.51 – 7.96
Investment linked – exempt (after tax)	7.20 – 8.27	8.52 – 9.13
Investment account – ordinary business (after tax)	3.67	4.41
Investment account – superannuation business (after tax)	4.46	5.36

Bonuses

     The valuation assumes that the long-term supportable bonuses will be paid, which is in line with company bonus philosophy. There have been no significant changes to these assumptions.

Maintenance expenses

     The maintenance expense assumptions were based on an analysis of experience over the past year and assumed to increase with inflation. ‘One-off’ expenses were excluded.

     The maintenance expense assumptions for the Australian operations were previously based on contractual fees as set out in the service company agreements.

Investment management expenses

     Investment management expense assumptions were based on the contractual fees (inclusive of an allowance for inflation) as set out in Fund Manager agreements. There have been no significant changes to these assumptions.

Inflation

     The inflation assumption is consistent with the investment earning assumptions. There have been no significant changes to these assumptions.

Benefit indexation

     The indexation rates were based on an analysis of past experience and estimated long term inflation and vary by business and product type. There have been no significant changes to these assumptions.

Taxation

     The taxation basis and rates assumed vary by territory and product type. For the Australian business it reflects the new regime for life insurance companies effective 1 July 2000.

Voluntary discontinuance

     Discontinuance rates were based on recent company and industry experience and vary by territory, product, age and duration in force. There have been no significant changes to these assumptions.

Surrender values

     Current surrender value bases were assumed to apply in the future. There have been no significant changes to these assumptions.

Unit price growth

     Unit prices were assumed to grow in line with assumed investment earnings assumptions, net of asset charges as per current company practice. There have been no significant changes to these assumptions.

Mortality and morbidity

     Rates vary by sex, age, product type and smoker status. Rates were based on standard mortality tables applicable to each territory e.g. IA90-92 in Australia for risk, IM/IF80 for annuities, adjusted for recent company and industry experience where appropriate.

Solvency

Australian life insurers

     Australian life insurers were required to hold prudential reserves in excess of the amount of policy liabilities. These reserves were required to support capital adequacy requirements and provide protection against adverse experience. Actuarial Standard AS2.03 ‘Solvency Standard’ (‘AS2.03’) prescribes a minimum capital requirement and the minimum level of assets required to be held in each life insurance fund. All controlled Australian life insurance entities complied with the solvency requirements of AS2.03. Further information is available from the individual statutory returns of subsidiary life insurers.

Overseas life insurers

     Overseas life insurance subsidiaries were required to hold reserves in excess of policy liabilities in accordance with local Acts and prudential rules. Each of the overseas subsidiaries complied with local requirements. Further information is available from the individual statutory returns of subsidiary life insurers.

Managed assets & fiduciary activities

     Arrangements were in place to ensure that asset management and other fiduciary activities of controlled entities were independent of the life insurance funds and other activities of the Bank.

Disaggregated information

     Life insurance business is conducted through a number of life insurance entities in Australia and overseas. Under the Australian Life Insurance Act 1995, life insurance business is conducted within one or more separate statutory funds that were distinguished from each other and from the shareholders’ fund. The financial statements of Australian life insurers prepared in accordance with AASB 1038, (and which were lodged with the relevant Australian regulators) show all major components of the financial statements disaggregated between the various life insurance statutory funds and their shareholder funds.

16.     INTANGIBLE ASSETS

	30/06/03	30/06/02
	$M	$M

Purchased goodwill - Colonial	5,591	5,662
Purchased goodwill - other	1,155	1,125
Realisation of life insurance synergy benefits (1)	(332)	(332)
Accumulated amortisation	(1,385)	(1,064)

Total intangible assets	5,029	5,391

(1)	Expense and revenue synergies, planned on acquisition of Colonial, were being achieved from the integration of the Commonwealth and Colonial life insurance businesses. Changes in the excess of net market value over net assets of life insurance controlled entities, that were directly attributable to these expense and revenue synergies, have been recorded as a realisation of goodwill.

Acquisition of TD Waterhouse

     On 1 May 2003, the Bank acquired a 100% interest in TD Waterhouse Australian stockbroking operations.

     Consideration of $27 million cash was paid for net liabilities of $3 million resulting in goodwill recognised on acquisition of $30 million. The goodwill will be amortised over a period of 10 years, representing the assessed life of the ongoing business.

Segment Allocation of Goodwill

     In recognition of the disclosure requirements of US SFAS 141: Business Combinations and the proposals of Australian ED 109 Intangible Assets, the Bank’s carrying amount of goodwill at 30 June 2003 is disclosed for each segment of business.

Segment	$M

Banking(1)	4,681
Funds management(2)	270
Life insurance(2)	78

Total	5,029

(1)	The allocation to banking includes goodwill related to the acquisitions of Colonial, State Bank of Victoria and 25% of ASB Bank.

(2)	The allocation to funds management and life insurance principally relates to the goodwill on acquisition of Colonial.

     Additional to the Colonial goodwill acquired, $2,548 million in excess of net market value over net assets of life insurance controlled entities was booked at acquisition of the Colonial funds management and life insurance businesses in June 2000.

17.     AMORTISATION SCHEDULE

	Full Year Ended

	30/06/03	30/06/02
	$M	$M

Goodwill
Opening balance	5,391	5,716
Purchased goodwill	30	(6)
Amortisation for the year	(322)	(323)
Transfer of funds from Colonial Foundation Trust	(71)	—
Other adjustments	1	4

Closing balance	5,029	5,391

18.     PERFORMANCE SUMMARIES

	Full Year	Half Year	Half Year	Full Year	Half Year	Half Year
	30/06/03	30/06/03	31/12/02	30/06/02	30/06/02	31/12/01
	$M	$M	$M	$M	$M	$M

Profit from ordinary activities after income tax (statutory)	2,012	1,390	622	2,655	1,451	1,204
Profit from ordinary activities after income tax (‘cash basis’)	2,579	1,371	1,208	2,501	1,309	1,192

Income
Interest income	11,528	5,860	5,668	10,455	5,086	5,369
Interest expense	6,502	3,288	3,214	5,745	2,725	3,020

Net interest income	5,026	2,572	2,454	4,710	2,361	2,349
Other banking operating income	2,697	1,391	1,306	2,552	1,274	1,278

Total banking income	7,723	3,963	3,760	7,262	3,635	3,627

Funds management income	1,042	538	504	1,147	547	600
Life insurance income	634	413	221	659	340	319

Total income	9,399	4,914	4,485	9,068	4,522	4,546

Expenses
Operating expenses - comparable business	5,292	2,665	2,627	5,201	2,607	2,594
Operating expenses - included for first time	259	176	83	—	—	—
Charge for bad and doubtful debts	305	154	151	449	159	290

Total expenses	5,856	2,995	2,861	5,650	2,766	2,884

Profit from ordinary activities before goodwill amortisation, appraisal value (reduction)/uplift and income tax	3,543	1,919	1,624	3,418	1,756	1,662
Income tax expense	958	545	413	916	447	469

Profit from ordinary activities after income tax	2,585	1,374	1,211	2,502	1,309	1,193
Outside equity interests	(6)	(3)	(3)	(1)	—	(1)

Profit from ordinary activities after income tax and before goodwill amortisation and appraisal value (reduction)/uplift	2,579	1,371	1,208	2,501	1,309	1,192
Appraisal value (reduction)/uplift	(245)	181	(426)	477	303	174
Goodwill amortisation	(322)	(162)	(160)	(323)	(161)	(162)

Net profit after income tax attributable to members of the Bank	2,012	1,390	622	2,655	1,451	1,204

Contributions to profit (after income tax)
Banking	2,249	1,170	1,079	2,067	1,092	975
Funds management	208	73	135	368	186	182
Life insurance	122	128	(6)	66	31	35

Profit after income tax from ordinary activities (‘cash basis’)	2,579	1,371	1,208	2,501	1,309	1,192
Goodwill amortisation	(322)	(162)	(160)	(323)	(161)	(162)
Appraisal value (reduction)/uplift	(245)	181	(426)	477	303	174

Net profit after income tax attributable to shareholders of the Bank	2,012	1,390	622	2,655	1,451	1,204

18.     PERFORMANCE SUMMARIES (CONT’D)

Banking

	Full Year	Half Year	Half Year	Full Year	Half Year	Half Year
	30/06/03	30/06/03	31/12/02	30/06/02	30/06/02	31/12/01
Profit Summary	$M	$M	$M	$M	$M	$M

Interest income	11,528	5,860	5,668	10,455	5,086	5,369
Interest expense	6,502	3,288	3,214	5,745	2,725	3,020

Net interest income	5,026	2,572	2,454	4,710	2,361	2,349
Other operating income	2,697	1,391	1,306	2,552	1,274	1,278

Total operating income	7,723	3,963	3,760	7,262	3,635	3,627

Expenses
Operating expenses - comparable business	4,014	2,038	1,976	3,929	1,964	1,965
Operating expenses - included for the first time	217	134	83	—	—	—
Charge for bad and doubtful debts	305	154	151	449	159	290

Profit from ordinary activities before goodwill amortisation and income tax	3,187	1,637	1,550	2,884	1,512	1,372
Income tax expense	938	467	471	816	420	396

Profit from ordinary activities after Income tax	2,249	1,170	1,079	2,068	1,092	976
Outside equity interests	—	—	—	1	—	1

Profit from ordinary activities after income tax	2,249	1,170	1,079	2,067	1,092	975

Net Interest Income

	Full Year	Half Year	Half Year	Full Year	Half Year	Half Year
	30/06/03	30/06/03	31/12/02	30/06/02	30/06/02	31/12/01
Profit Summary	$M	$M	$M	$M	$M	$M

Interest Income
Loans	10,084	5,129	4,955	9,231	4,527	4,704
Other financial institutions	233	111	122	165	96	69
Liquid assets	137	65	72	142	65	77
Trading securities	454	238	216	359	156	203
Investment securities	579	299	280	517	225	292
Dividends on redeemable preference shares	41	18	23	41	17	24

Total interest income	11,528	5,860	5,668	10,455	5,086	5,369

Interest Expense
Deposits	4,732	2,360	2,372	4,256	2,036	2,220
Other financial institutions	198	92	106	193	78	115
Debt issues	1,352	727	625	1,064	511	553
Loan capital	220	109	111	232	100	132
Total interest expense	6,502	3,288	3,214	5,745	2,725	3,020

Net interest income	5,026	2,572	2,454	4,710	2,361	2,349

18.     PERFORMANCE SUMMARIES (CONT’D)

Other Banking Income

	Full Year	Half Year	Half Year	Full Year	Half Year	Half Year
	30/06/03	30/06/03	31/12/02	30/06/02	30/06/02	31/12/01
Profit Summary	$M	$M	$M	$M	$M	$M

Lending fees	652	338	314	618	325	293
Commission and other fees	1,423	721	702	1,242	636	606
Trading income	502	276	226	489	238	251
Dividends	4	1	3	5	3	2
Net gain on investment securities	(9)	3	(12)	78	18	60
Net profit on sale of property, plant and equipment	22	16	6	12	(4)	16
General insurance premium income	116	59	57	119	60	59
Less general insurance claims	(75)	(42)	(33)	(66)	(32)	(34)
Other	62	19	43	55	30	25

Total other banking income	2,697	1,391	1,306	2,552	1,274	1,278

Funds Management

	Full Year	Half Year	Half Year	Full Year	Half Year	Half Year
	30/06/03	30/06/03	31/12/02	30/06/02	30/06/02	31/12/01
Profit Summary	$M	$M	$M	$M	$M	$M

Funds Management Profit after tax
Total income from funds management business	1,117	542	575	1,160	554	606
Operating expenses	(849)	(449)	(400)	(761)	(388)	(373)

Profit before income tax	268	93	175	399	166	233
Income tax benefits/(expense)	54	17	37	31	(20)	51
Outside equity interests	6	3	3	—	—	—

Net profit after income tax	208	73	135	368	186	182

Life Insurance

	Full Year	Half Year	Half Year	Full Year	Half Year	Half Year
	30/06/03	30/06/03	31/12/02	30/06/02	30/06/02	31/12/01
Profit Summary	$M	$M	$M	$M	$M	$M

Operating income	634	413	221	659	340	319
Operating expenses	(484)	(228)	(256)	(524)	(262)	(262)

Profit from life insurance activities before income tax	150	185	(35)	135	78	57
Income tax expense/(credit) attributable to:
Policyholder	4	28	(24)	29	17	12
Corporate	24	29	(5)	40	30	10

Net profit after income tax	122	128	(6)	66	31	35

19. DEFINITIONS

Term	Description

Appraisal Value	The embedded value plus estimated value of profits from future business.

Banking	Banking operations includes retail, institutional and business banking, Asia Pacific banking, treasury and centre support functions. Retail banking operations include banking services, which were distributed through the Premium and Retail distribution divisions. Institutional and business banking includes banking services which, were distributed to all business customers through the Institutional and Business Services division and the small business customers which were serviced through the Premium and Retail divisions and funding operations. Asia Pacific banking includes offshore banking subsidiaries, primarily ASB operations in New Zealand. The Banking result also includes profit from general insurance.

Dividend Payout Ratio	Dividends paid on ordinary shared divided by earnings (earnings are net of dividends on preference shares).

DRP	Dividend reinvestment plan.

DRP Participation Rate	The percentage of total issued capital participating in the dividend reinvestment plan.

Earnings Per Share	Calculated in accordance with the revised AASB 1027: Earnings per Share.

Embedded Value	The estimated value of future profits from existing business together with net tangible assets.

Funds Management	Funds management business includes results from the Investment & Insurance division, International Financial Services division and custody business which resides in Institutional Banking Services.

Life Insurance	Life insurance business includes the life risk business within the Investment & Insurance division and the International Financial Services division.

Net Profit after Tax (“Cash Basis”)	Represents profit after tax and outside equity interest before appraisal value (reduction)/uplift and goodwill amortisation.

Operating Expenses – Included for the First Time	Refers to one-off expenses associated with the strategic initiatives as outlined at 30 June 2002 and additional share based compensation following changes to remuneration structure and the Bank’s policy.

Net Profit after Tax (“Statutory”)	Represents profit after tax and outside equity interests and before goodwill amortisation and appraisal value (reduction)/uplift. This is equivalent to the statutory item “Net Profit attributable to Members of the Bank”

Return on Average Shareholders’ Equity	Based on net profit after tax and outside equity interests applied to average shareholders equity, excluding outside equity interests.

Return on Average Shareholders Equity Cash Basis	As per the return on average shareholder equity, excluding the effect of goodwill amortisation and appraisal value (reduction)/uplift from profit and equity.

Return on Average Total Assets	Based on profit after tax and outside equity interests. Averages were based on beginning and end of period balances.

Staff Numbers	Staff numbers include all permanent full time staff, part time staff equivalents and external contractors employed by 3rd party agencies. Prior period staff numbers have been restated to reflect this.

Total Assets	Includes the gross amount of trading derivative contract revaluations.

Underlying Expense to Income Ratio	Represents operating expenses (excluding first time expenses) as a percentage of revenue.

Underlying Profit	Represents cash profit after tax excluding expenses included for the first time, and shareholder investment returns.

RULE 4.3A

APPENDIX 4E

Preliminary final report

     Introduced 30/6/2002.

     Name of entity

     Commonwealth Bank of Australia

ABN or equivalent company reference	Half yearly (tick)	Preliminary final (tick)	Financial year ended (‘current period’) (Rule 4.3A Item No. 1)

123 123 124	☐	☑	30 June 2003

Results for announcement to the market
(Rule 4.3A Item No. 2)	$A million

Revenues from ordinary activities (Rule 4.3A Item No. 2.1)	up	7%	to	17,095

Profit (loss) from ordinary activities after tax attributable to members (Rule 4.3A Item No. 2.2)	down	24%	to	2,018

Net profit (loss) for the period attributable to members (Rule 4.3A Item No. 2.3)	down	24%	to	2,012

Dividends (distributions)	Amount per security	Franked amount per security

Final dividend	85¢	85¢

Interim dividend	69¢	69¢

Total	154¢	154¢

(Rule 4.3A Item No. 2.4)

+Record date for determining entitlements to the dividend, (Rule 4.3A Item No. 2.5)	29th August 2003

Brief explanation of any of the figures reported above (Rule 4.3A Item No. 2.6):

REFER TO PROFIT ANNOUNCEMENT.

Consolidated statement of financial performance
For the year ended 30 June 2003
 (Rule 4.3A Item No. 3)

		30/06/03	30/06/02
	Notes	$M	$M

Interest income		11,528	10,455
Interest expense		6,502	5,745

Net interest income		5,026	4,710
Other income:
	1
Revenue from sale of assets		128	718
Written down value of assets sold		(106)	(628)
Other		2,675	2,462

Net banking operating income		7,723	7,262
Funds management fee income including premiums		1,125	1,083
Investment revenue		8	(393)
Claims and policyholder liability expense		(91)	457

Net funds management operating income		1,042	1,147
Premiums and related revenue		1,011	866
Investment revenue		620	293
Claims and policyholder liability expense		(997)	(500)

Life insurance margin on services operating income		634	659
Net life insurance and funds management operating income before appraisal value uplift/(reduction)		1,676	1,806

Total net operating income before appraisal value uplift/(reduction)		9,399	9,068
Charge for bad and doubtful debts		305	449
Operating expenses:
Comparable business		5,292	5,201
First time		259	—

		5,551	5,201

Appraisal value uplift/(reduction)		(245)	477
Goodwill amortisation		(322)	(323)

Profit from ordinary activities before income tax		2,976	3,572
Income tax expense		958	916

Profit from ordinary activities after income tax		2,018	2,656
Outside equity interests in net profit		(6)	(1)

Net profit attributable to members of the Bank		2,012	2,655

Foreign currency translation adjustment		(129)	(146)
Revaluation of properties		3	(1)

Total valuation adjustments		(126)	(147)

Total changes in equity other than those resulting from transactions with owners as owners		1,886	2,508

	Cents per share

Earnings per share based on net profit distributable to members of the Bank
Basic	157.4	209.6
Fully Diluted	157.3	209.3
Dividends per share attributable to members of the Bank:
Ordinary shares	154	150
Preference shares (issued 6 April 2001)	1,019	970

Notes to the consolidated statement of financial performance are contained in Attachment 1

Consolidated statement of financial position
As at 30 June 2003
 (Rule 4.3A Item No. 4)

		30/06/03	30/06/02
	Notes	$ M	$M

Assets
Cash and liquid assets		5,575	6,044
Receivables due from other financial institutions		7,066	7,728
Trading securities		10,435	8,389
Investment securities		11,036	10,766
Loans, advances and other receivables		160,347	147,074
Bank acceptances of customers		13,197	12,517
Life insurance investment assets		27,835	30,109
Deposits with regulatory authorities		23	89
Property, plant and equipment		821	862
Investment in associates		287	313
Intangible assets		5,029	5,391
Other assets		23,459	20,366

Total Assets		265,110	249,648

Liabilities
Deposits and other public borrowings		140,974	132,800
Payables due to other financial institutions		7,538	7,864
Bank acceptances		13,197	12,517
Provision for dividend		12	1,040
Income tax liability		876	1,276
Other provisions		819	834
Life insurance policyholder liabilities		23,861	25,917
Debt issues		30,629	23,575
Bills payable and other liabilities		19,027	17,342

		236,933	223,165

Loan Capital		6,025	5,427

Total Liabilities		242,958	228,592

Net Assets		22,152	21,056

Shareholders’ Equity
Share Capital:
Ordinary share capital		12,678	12,665
Preference share capital		687	687
Reserves		3,850	4,226
Retained profits		2,809	1,452

Shareholders’ equity attributable to members of the Bank		20,024	19,030

Outside Equity Interests:
Controlled entities		304	9
Life insurance statutory funds and other funds		1,824	2,017

Total outside equity interests		2,128	2,026

Total Shareholders’ Equity		22,152	21,056

Consolidated statement of cash flows
For the year ended 30 June 2003
 (Rule 4.3A Item No. 5)

	30/06/03	30/06/02
	$ M	$ M

Cash Flows From Operating Activities
Interest received	11,452	10,683
Dividends received	4	5
Interest paid	(6,455)	(5,805)
Other operating income received	3,135	3,706
Expenses paid	(5,438)	(5,366)
Income taxes paid	(1,258)	(926)
Net decrease (increase) in trading securities	(2,484)	(1,159)
Life insurance:
Investment income	644	870
Premiums received	4,130	5,689
Policy payments	(5,855)	(5,704)

Net Cash (used in) provided by Operating Activities	(2,125)	1,993

Cash Flows from Investing Activities
Payments for acquisition of activities	(173)	(57)
Proceeds from disposal of entities and businesses	33	314
Net movement in investment securities:
Purchases	(18,055)	(23,488)
Proceeds from sale	23	295
Proceeds at or close to maturity	17,719	22,192
Withdrawal (lodgement) of deposits with regulatory authorities	66	(28)
Net increase in loans, advances and other receivables	(13,577)	(11,702)
Proceeds from sale of property, plant and equipment	72	109
Purchase of property, plant and equipment	(143)	(164)
Net decrease (increase) in receivables due from other financial institutions not at call	513	(855)
Net decrease (increase) in securities purchased under agreements to resell	50	(1,376)
Net decrease (increase) in other assets	301	(241)
Life insurance:
Purchases of investment securities	(13,091)	(13,926)
Proceeds from sale/maturity of investment securities	14,628	14,618

Net Cash used in Investing Activities	(11,634)	(14,309)

Cash Flows from Financing Activities
Proceeds from issue of shares (net of costs)	13	39
Proceeds from issue of preference shares for outside equity interests	182	—
Net increase (decrease) in deposits and other borrowings	5,129	15,135
Net movement in debt issues	7,054	(967)
Dividends paid (including DRP buy back of shares)	(1,933)	(1,661)
Net movements in other liabilities	(926)	1,809
Net increase (decrease) in payables due to other financial institutions not at call	(796)	211
Net increase (decrease) in securities sold under agreements to repurchase	3,046	310
Issue of loan capital	901	—
Other	19	(100)

Net Cash provided by Financing Activities	12,689	14,776

Net Increase (Decrease) in Cash and Cash Equivalents	(1,070)	2,460
Cash and Cash Equivalents at beginning of period	2,498	38

Cash and Cash Equivalents at end of period	1,428	2,498

Notes to the consolidated statement of cash flows are contained in Attachment 2

It should be noted that the Bank does not use this accounting Statement of Cash Flows in the internal management of its liquidity positions.

Dividend details
 (Rule 4.3A Item Nos. 6 & 7)

Dividends
 The Directors have declared a fully franked (at 30%) final dividend of 85 cents per share amounting to $1,066 million. The dividend will be paid on 8 October 2003 to eligible shareholders. A fully franked interim dividend of 69 cents per share amounting to $865 million was paid on 28 March 2003. The payment comprised cash disbursements of $699 million with $166 million being reinvested by participants through the Dividend Reinvestment Plan. Additionally, dividends totalling $40 million for the year were paid on preference shares.

As provided for in last year’s financial report, a fully franked final dividend of 82 cents per share amounting to $1,027 million was paid on 8 October 2002. The payment comprised cash disbursements of $832 million with $195 million being reinvested by participants through the Dividend Reinvestment Plan.

Dividend Reinvestment Plan
 The dividend reinvestment plan is capped at 10,000 shares per shareholder.

Record Date
 The register closes for determination of dividend entitlement and for participation in the dividend reinvestment plan at 5:00pm on 29 August 2003 at ASX Perpetual Registrars Limited, Locked Bag A14, Sydney South, 1232.

Ex Dividend Date
 The ex dividend date is 25 August 2003.

Consolidated retained earnings reconciliation
 (Rule 4.3A Item No. 8)

Retained Profits	$ M
Opening balance 1 July 2002	1,452
Reversal of provision for final dividend at 30 June 2002 (on adoption of AASB 1044)	1,027
Net profit for the year	2,012
Payment of final dividend	(1,027)
Appropriations from reserves (net)	250
Payment of interim dividend	(865)
Payment of other dividends	(40)

Closing balance 30 June 2003	2,809

Net tangible assets per security
 (Rule 4.3A Item No. 9)

	Full Year Ended

As at	30/06/03	30/06/02

Net tangible assets per share ($)	12.0	10.9

Details of entities over which control was gained during the year
 (Rule 4.3A Item No. 10)

Ownership Interest Held
Entity Name	(%)
TD Waterhouse	100%
Avanteos Pty Ltd	100%

Note — the above entities did not contribute materially to the reporting entity’s profit from ordinary activities during the current reporting period.

Details of entities over which control was lost during the year
 (Rule 4.3A Item No. 10)

Ownership Interest Held
Entity Name	(%)
CMG Life Insurance Co Inc (Philippines)	Nil
Commonwealth Diversified Credit Fund	Nil

Note — the above entities did not contribute materially to the reporting entity’s profit from ordinary activities during the current or previous reporting periods.

Details of associates and joint ventures
 (Rule 4.3A Item No. 11)

Ownership Interest Held
Entity Name	(%)
EDS (Australia) Pty Limited	35
Computer Fleet Management	50
Cyberlynx Procurement Services	30
PT Astra CMG Life	50
Allday Enterprises Ltd	30
China Life CMG Life Assurance Company Limited	49
Bao Minh CMG Life Insurance Company	50
CMG Mahon (China) Investment Management Limited	50
Mahon and Associates Limited	50
CMG CH China Funds Management Limited	50
Colonial First State Private Ltd	50

Note — the above entities did not contribute materially to the reporting entity’s profit from ordinary activities during the current or previous reporting periods.

Any other significant information
 (Rule 4.3A Item No. 12)

Change in accounting policies
 The accounting policies applied in the preparation of the financial statements of the group for the year ended 30 June 2003 are consistent with those applied in the prior year, except as noted below:

The consolidated entity has adopted the new Accounting Standard AASB 1044: Provisions, Contingent Liabilities and Contingent Assets, which has resulted in a change in accounting for the dividend provisions. Previously, the consolidated entity recognised a provision based on the amount that was proposed or declared after the reporting date. In accordance with the requirements of the new standard, a provision for dividend will only be recognised at the reporting date where the dividends are declared, determined or publicly recommended prior to the reporting date. The effect of the revised policy has been to increase consolidated retained profits and decrease provisions at the beginning of the year by $1,027 million. In accordance with the new Standard, no provision for dividend has been recognised for the year ended 30 June 2003. The change in accounting policy has had no effect on basic and fully diluted earnings per share.

Change in accounting policies (continued)

The Group adopted the revised accounting standard AASB 1012: Foreign Currency Translation from 1 July 2002. There were no material changes to the related calculations.

The Group adopted the revised accounting standard AASB 1028: Employee Benefits from 1 July 2002. All employee benefit liabilities expected to be settled more than 12 months after the reporting date were previously subject to actuarial review. As a result there were no material changes to the related liabilities on the adoption of the revised standard.

REFER TO PROFIT ANNOUNCEMENT FOR ANY OTHER SIGNIFICANT INFORMATION.

Foreign entities
 (Rule 4.3A Item No. 13)

NOT APPLICABLE.

Commentary on results
 (Rule 4.3A Item No. 14)

REFER TO PROFIT ANNOUNCEMENT.

Statement in relation to accounts which have been audited
 (Rule 4.3A Item No. 15)

THE INFORMATION INCLUDED WITHIN THIS REPORT AND THE ATTACHED PROFIT ANNOUNCEMENT HAVE BEEN SUBJECT TO AN INDEPENDENT AUDIT BY THE EXTERNAL AUDITORS.

Sign here:		Date: 20 August 2003

Company Secretary

Print name: John Hatton

ATTACHMENT 1

NOTES TO STATEMENT OF FINANCIAL PERFORMANCE

1.     OTHER BANKING OPERATING INCOME

	Full Year Ended

			Increase/
	30/06/03	30/06/02	(Decrease)
	$ M	$M	%

Lending fees	652	618	6
Commission and other fees	1,423	1,242	15
Trading income	502	489	3
Dividends	4	5	(20)
Net gain on investments and loans	(9)	78	large
Net profit on sale of property, plant and equipment	22	12	83
General insurance premium income	116	119	(3)
Less general insurance claims	(75)	(66)	14
Other	62	55	13

Total Other Banking Operating Income	2,697	2,552	6

ATTACHMENT 2

NOTES TO STATEMENT OF CASH FLOWS

	Full Year Ended

	30/06/03	30/06/02
	$M	$M

Note (a) Reconciliation of Cash
For the purposes of the Statements of Cash Flows, cash includes cash at bankers, money at short call, at call deposits with other financial institutions and settlement account balances with other banks.

Notes, coins and cash at bankers	1,492	2,056
Other short term liquid assets	641	495
Receivables due from other financial institutions — at call	2,528	2,709
Payables due to other financial institutions — at call	(3,233)	(2,762)

Cash and Cash Equivalents at end of year	1,428	2,498

Note (b)Cash Flows presented on a Net Basis

Cash flows arising from the following activities are presented on a net basis in the Statement of Cash Flows:

•	customer deposits to and withdrawals from deposit accounts; borrowings and repayments on loans, advances and other receivables;

•	sales and purchases of trading securities; and

•	proceeds from and repayment of short term debt issue

	Full Year Ended

Note (c) Reconciliation of Operating Profit After Income Tax to Net Cash Provided by Operating Activities	30/06/03	30/06/02
	$M	$M

Net profit after income tax	2,018	2,656
Decrease/(increase) in interest receivable	(78)	210
Increase/(decrease) in interest payable	62	(60)
Net (increase)/decrease in trading securities	(2,484)	(1,159)
Net (gain)/loss on sale of investment securities	9	(78)
(Gain)/loss on sale of property plant and equipment	(22)	(12)
Charge for bad and doubtful debts	305	449
Depreciation and amortisation	450	451
(Decrease)/increase in other provisions	(15)	(120)
Increase/(decrease) in income taxes payable	(234)	443
(Decrease)/increase in deferred income taxes payable	(166)	(522)
(Increase)/decrease in future income tax benefits	100	69
(Increase)/decrease in accrued fees/reimbursements receivable	(94)	(17)
(Decrease)/increase in accrued fees and other items payable	6	(162)
Amortisation of premium on investment securities	6	18
Unrealised gain on revaluation of trading securities	(269)	723
Change in excess of net market value over net assets of life insurance controlled entities	245	(477)
Change in policy liabilities	(2,056)	(1,112)
Other	92	693

Net Cash provided by Operating Activities	(2,125)	1,993

Group Corporate Relations GPO Box 2719 Sydney NSW 2001 Australia	Telephone: (02) 9378 2663 Telephone: (02) 9378 2662 Facsimile: (02) 9378 2395 www.commbank.com.au

COMMONWEALTH BANK FULL YEAR RESULTS — 30 JUNE 2003

20 August 2003

Results

Today the Commonwealth Bank announced a statutory net profit after tax of $2,012 million for the year ended 30 June 2003, 24% below the prior year. On a cash basis, net profit was $2,579 million, an increase of 3% on the previous year. The difference between the cash and statutory results for the period reflects goodwill amortisation of $322 million and a reduction in appraisal value of the wealth management businesses of $245 million, both of which are non cash items.

Chief Executive Officer, Mr David Murray said: “This result is consistent with our statement at the Bank’s interim results in February and at the Annual General Meeting last October. It reflects a strong banking performance primarily driven by the Australian and New Zealand retail banking operations. The life insurance result shows solid profit growth, whilst the funds management result was affected by market conditions.”

The result was achieved after charging against the year’s profit before tax $259 million of first time expenses relating to strategic initiatives and two years of costs associated with the employee share acquisition plan. Excluding these expenses and shareholder investment returns there was a 9% improvement on 2002.

Dividend

On a cash basis, earnings per share is 203 cents, an increase of 3% on the prior year. The Directors declared a fully franked final dividend of 85 cents per share for the six months, bringing the dividend per share for the full year to 154 cents. The dividend payout rate of 75.9% remains high relative to the Bank’s peers.

Mr Murray said: “This is another record dividend and reflects the Commonwealth Bank’s eleven year history of growing fully franked dividends for our shareholders.”

Performance by business

The banking operations delivered a strong result with a 16% increase in underlying net profit after tax, driven by solid home loan growth and continuing sound asset quality. The Bank’s total lending assets, excluding securitisation, increased 9% to $175 billion. This increase was driven by strong growth in home loan outstandings, which rose by 17%. In New Zealand, ASB Bank’s performance reflected increased lending volumes and market share gains in key products.

Group Corporate Relations GPO Box 2719 Sydney NSW 2001 Australia	Telephone: (02) 9378 2663 Telephone: (02) 9378 2662 Facsimile: (02) 9378 2395 www.commbank.com.au

The funds management underlying net profit after tax decreased by $132 million. This is in line with lower average funds under management, reflecting weakness in investment markets and retail investor preference for defensive, cash based products and property over much of the period.

The master trust offering, FirstChoice, which was launched in May 2002 performed strongly, achieving $3.2 billion in funds by 30 June 2003, with around 40% of all inflows sourced from the Bank’s branch network. Of the Bank’s customers, almost 60% chose to have these funds invested in Colonial First State products with the remainder choosing third party asset managers.

The Bank’s underlying life insurance operating profit reflects a 41% increase on the prior year. Including the impact of the improvement in shareholder investment returns results in an 85% increase over last year. The growth in life insurance sales though the Bank’s network increased from 28% to 41% for the year ended 30 June 2003.

During the year, the Bank implemented a number of significant strategic initiatives aimed at improving customer service and simplifying processes. The gross cost of these initiatives for the year has been $214 million. Annualised future benefits at $165 million are ahead of target and in line with the Bank’s commitment to a 3-6% annual improvement in productivity.

In presenting the Bank’s position to the market on the 29 July, Mr Murray referred to the considerable value the Colonial merger had added to the Bank. The integration of the banking businesses and the value created through wealth management, reflects the global experience of wealth management being a complementary business for banks.

Outlook

Although reasonably resilient, the Australian economy remains dependent on recovery in the United States. While there have been some positive signs, there are potential significant financial imbalances arising from the United States current account and fiscal deficits.

The Australian financial services industry remains highly competitive, operating in an environment of reducing margins with the likelihood of slowing credit growth. Notwithstanding this, the longer-term outlook for the banking, insurance and wealth management sectors is for continuing growth.

Customers will need more convenient and informed access to financial services, through wealth management advice, products to respond to the aging of the population and personalised banking services for payments, savings and investments. The Bank’s strategy is designed to address these needs.

Group Corporate Relations GPO Box 2719 Sydney NSW 2001 Australia	Telephone: (02) 9378 2663 Telephone: (02) 9378 2662 Facsimile: (02) 9378 2395 www.commbank.com.au

Having acquired Colonial and added significant value, the Bank is extremely well positioned to meet the challenges ahead and to benefit from scale, breadth of services, and the strength of its proprietary distribution system. However, there needs to be a major transformational change to deliver the outstanding service levels, with enhanced staff engagement and simple and efficient processes required to be more competitive.

The Bank believes that it has relatively more to gain from such a change and will announce within the next six weeks details of the strategies, proposed investments, expected outcomes and implementation milestones of a program to achieve these goals.

The Bank stated that it intends to maintain its high dividend payout ratio relative to its peers.

For further information, please contact

Bryan Fitzgerald
Group Corporate Relations
Commonwealth Bank of Australia
Telephone: (02) 9378 2663

For copies of the Profit Announcement visit the Bank’s website at
www.commbank.com.au

Group Corporate Relations GPO Box 2719 Sydney NSW 2001 Australia	Telephone: (02) 9378 2663 Telephone: (02) 9378 2662 Facsimile: (02) 9378 2395 www.commbank.com.au

Performance Summary

Key aspects of the results:

Net Profit After Tax attributable to shareholders (statutory)	$2,012 million
Net Profit After Tax (cash basis)[1]	$2,579 million
Underlying Net Profit After Tax Banking	$2,401 million
Funds Management	$228 million
Life Insurance	$58 million
Underlying Net Profit After Tax[2]	$2,687 million

Total Assets Held and Funds Under Management	$337 billion
Final dividend (fully franked)	85 cents

Key Performance Measures and Comparison to prior comparative period3:

Net Profit After Tax attributable to shareholders (statutory)	$2,012 million
Net Profit After Tax (cash basis)[1]	$2,579 million	Up 3% from $2,501 million
Return on Equity[4] (cash basis)[1]	13.27%	Up 15 basis points from 13.12%
Earnings per Share (cash basis)[1]	202.6 cents	Up from 197.3 cents
Lending Assets net of securitisation	$175 billion	Up 9% from $161 billion
Underlying Bank Cost to Income Ratio[5]	52.0%	Down from 54.1%
Risk Weighted Capital Ratio	9.73%	Down from 9.8%
Tier 1 Ratio	6.96%	Up from 6.78%

[1]	‘Cash basis’ is defined as net profit after tax and before goodwill amortisation, life insurance and funds management appraisal value uplift/(reduction).

[2]	‘Underlying Net Profit After Tax’ excludes first time expenses and investment returns.

[3]	‘Prior comparative period’ refers to the twelve month period ending 30 June 2002.

[4]	Ratio based on profit from ordinary activities after tax and outside equity interest applied to average shareholders’ equity, excluding outside equity interests.

[5]	‘Underlying Bank Cost to Income Ratio’ excludes first time expenses.

Full Year Results - 30 June 2003 Presentation to Media David Murray 20 August 2003 www.commbank.com.au

The material that follows is a presentation of general background information about the Bank's activities current at the date of the presentation, 20 August 2003. It is information given in summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice when deciding if an investment is appropriate. Disclaimer

Agenda

Full Year Results 20 August 2003 CommonwealthBank 3

Agenda Results Group Business Segments Outlook Operating Environment Financial Services Industry Direction

	Jun 2003	Jun 2002	Change
Statutory Net Profit After Tax	$2,012m	$2,655m	(24%)
Net Profit After Tax (cash basis)*	$2,579m	$2,501m	3%
Earnings per Share (cash basis)*	203cps	197cps	3%

Full Year Results 20 August 2003

CommonwealthBank 4

3% increase in cash profit in line with expectations at last AGM Statutory Net Profit After Tax Net Profit After Tax (cash basis)* Earnings per Share (cash basis)* Jun 2003 $2,012m $2,579m 203cps Jun 2002 $2,655m $2,501m 197cps Change (24%) 3% 3% * excluding goodwill amortisation of $322 million and reduction in appraisal value of the wealth management businesses of $245 million

Another record dividend

	Jun 2003	Jun 2002	Change
Dividends per Share	154cps	150cps	3%
Dividend Payout Ratio	75.9%	76.2%	-

160
140
120
100
80
60
40
20
0
Cents
42
22
20
60
36
24
82
46
36
90
52
38
102
57
45
104
58
46
115
66
49
130
72
58
136
75
61
150
82
68
154
85
69
1993
1995
1997
1999
2001
2003
First Half
Second Half

Full Year Results 20 August 2003 CommonwealthBank 5

Another record dividend Dividends per Share Dividend Payout Ratio Jun 2003 154cps 75.9% Jun 2002 150cps 76.2% Change 3% - 42 60 82 90 102 104 115 130 136 150 154

Banking performance drives a 9% underlying growth

Underlying Growth of 9%
$m
2900
2800
2700
2600
2500
2400
2300
2200
2,468
Banking
334
Life
Insurance
17
Funds
Management
(132)
2,687
First Time
Expenses
(181)
Investment
Returns
73
2,579
Underlying
Profit Jun-02
Underlying
Profit Jun-03
Cash Profit
Jun-03

Full Year Results 20 August 2003
CommonwealthBank
6

Banking performance drives a 9% underlying growth

$bn
Net Funds Flow
7
5
3
1
-1
-3
-5
-7
Retail - On Sale
Retail - Legacy
FirstChoice
Wholesale - Australia & Non-UK^
Wholesale - UK
CMTs*

*Cash Management Trusts

^ Non-UK includes New Zealand and Asia

Full Year Results 20 August 2003

CommonwealthBank 7

Lower results in funds management consistent with tough market conditions Income to FUM stable at 116 basis points FirstChoice growing rapidly to $3.2bn Net Funds Flow $bn *Cash Management Trusts ^ Non-UK includes New Zealand and Asia

$m
120
100
80
60
40
20
0
41% increase from underlying business
41
41
6
(30)
58
64
122
Underlying Profit Jun-02
Asia
NZ
Australia
Underlying Profit Jun-03
S'holder Invest Returns
Cash Profit Jun-03

Full Year Results 20 August 2003

CommonwealthBank 8

Steady operating margins and improving investment returns for life insurance

Implementation of strategic initiatives

Full Year to 30 June 2003

	Costs $m	Benefits $m	Net Cost $m	Annual Benefit $m
Target	227	84	143	159
Outcome	214	69	145	165

Full Year Results 20 August 2003

CommonwealthBank 9

Implementation of strategic initiatives Redesign of our branch telling system Small business and corporate process redesign Home loan process redesign ATM replacement NetBank upgrade

Outlook Operating Environment Australian economy reasonably resilient but remains dependent on US recovery Positive signs emerging Significant potential financial imbalances from US deficits Financial Services Industry Highly competitive Environment of reducing margins Possible slowing of credit growth

Value Creation Phases

Privatisation
Efficiency
Online Service
Wealth Management
Service Transformation

Full Year Results 20 August 2003
CommonwealthBank 11

Privatisation Value Creation Phases Efficiency Online Service Wealth Management Service Transformation

Online banking, integral to the way customers transact First major bank to launch internet banking 2.8m customers registered for NetBank 1.3m customers registered for our other internet services including: CommSec First Net and First Net Adviser Over half of all bill payments now being done online Almost half of all home loan redraws now done online

$m
Increase in appraisal value since acquisition of 27%
9,000
8,500
8,000
7,500
7,000
6,500
6,000
6,736
449
818
625
(48)
(222)
188
8,546
Jun-00
Dec-00
Jun-01
Dec-01
Jun-02
Dec-02
Jun-03
Jun-03

Full Year Results 20 August 2003

CommonwealthBank 13

Colonial merger, added banking, funds and life insurance to an existing product mix

Customer service culture, the next transformation Customer Service through Engaged People supported by Simple Processes

Full Year Results - 30 June 2003 Presentation to Media David Murray 20 August 2003 www.commbank.com.au

Full Year Results - 30 June 2003 Presentation to Analysts David Murray 20 August 2003 www.commbank.com.au

The material that follows is a presentation of general background information about the Bank's activities current at the date of the presentation, 20 August 2003. It is information given in summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice when deciding if an investment is appropriate. Disclaimer

Outlook Operating Environment Australian economy reasonably resilient but remains dependent on US recovery Positive signs emerging Significant potential financial imbalances from US deficits Financial Services Industry Highly competitive Environment of reducing margins Possible slowing of credit growth

Outlook

Full Year Results 20 August 2003

CommonwealthBank 4

Outlook Customer Need Convenient and informed access to financial services Bank's Positioning

Value Creation Phases

Service Transformation
Wealth Management
Online Service
Efficiency
Privatisation

Full Year Results 20 August 2003
CommonwealthBank
5

Privatisation Value Creation Phases Efficiency Online Service Wealth Management Service Transformation

Customer service culture, the next transformation Customer Service through Engaged People supported by Simple Processes

Full Year Results - 30 June 2003 Presentation to Analysts David Murray 20 August 2003 www.commbank.com.au

Presentation of Full Year Results Michael Cameron Chief Financial Officer 20 August 2003 www.commbank.com.au

Welcome, and thank you for attending today’s briefing.

Today, we are broadcasting live via webcast to the public. We also have a number of analysts joining us by teleconference, and the Bank’s staff are able to view the broadcast live through CBA TV.

Before getting underway, I ask that you now switch off any mobile phones.

Please keep all questions until the end of this session, at which time a microphone will be made available. Also, please state your name and company prior to asking your question.

A copy of this presentation (including speaker’s notes) is available on the Bank’s website and has been submitted to the ASX.

After today’s briefing, we welcome you to stay for afternoon tea.

1

The material that follows is a presentation of general background information about the Bank's activities current at the date of the presentation, 20 August 2003. It is information given in summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice when deciding if an investment is appropriate. Disclaimer

Speaker's Notes Speaker's notes for this presentation are attached below each slide. To access them, you may need to save the slides in PowerPoint and view/print in "notes view."

Overview

Let’s start with an overview, followed by details of the Bank’s key areas.

David Murray will follow with some concluding comments before questions.

4

	June 2003	June 2002	Change
Statutory Net Profit After Tax	$2,012m	$2,655m	(24%)
Net Profit After Tax (cash basis)*	$2,579m	$2,501m	3%

Full Year Results 20 August 2003 CommonwealthBank 5

3% increase in cash profit is in line with expectations at the last AGM Statutory Net Profit After Tax Net Profit After Tax (cash basis)* June 2003 $2,012m $2,579m June 2002 $2,655m $2,501m Change (24%) 3% * ie excluding appraisal value uplift/reduction and goodwill amortisation. Unless otherwise stated the numbers in this presentation refer to the net profit after tax (cash basis) and all comparisons are to the prior comparative period.

•	The statutory net profit after tax for the full year ended 30 June 2003 is just over $2 billion. This profit includes two non-cash items, being goodwill amortisation of $322m, and a $245m full year reduction in appraisal value of the wealth management businesses.

•	On a cash basis* the result was $2.58bn, an increase of 3% on 2002.

*	That is after tax, before goodwill amortisation, and before the reduction in appraisal value.

Banking performance drives a 9% underlying growth

$m
Underlying Growth of 9%
2900
2800
2700
2600
2500
2400
2300
2200
2,468
Banking
334
Life
Insurance
17
Funds
Management
(132)
2,687
First Time
Expenses
(181)
Investment
Returns
73
2,579
Underlying
Profit Jun-02
Underlying
Profit Jun-03
Cash Profit
Jun-03

Full Year Results 20 August 2003 CommonwealthBank 6

Banking performance drives a 9% underlying growth

•	Excluding first time expenses and investment returns, the underlying NPAT is $2.69bn, a 9% improvement on 2002. This increase is a result of:

•	Strong performance in the banking business, driven by the continued growth of the housing market in Australia and New Zealand.

•	A life insurance result that shows solid profit growth, and

•	A Funds Management result, impacted by market conditions.

•	The first time expenses relate to $214m of strategic initiatives, two years of ESAP costs totalling $45m, less the appropriate tax of $78m.

•	A recovery in equity markets in the second half of the year improved returns on shareholder funds by $40m to $73m. This is reported in the funds management and life insurance businesses.

Key shareholder ratios improving

	June 2003	June 2002	Change
Net Profit After Tax	$2,579m	$2,501m	3%
Earnings per Share	203 cents	197 cents	3%
Dividend per Share	154 cents	150 cents	3%
Dividend Payout Ratio	75.9%	76.2%	-
Return on Equity	13.27%	13.12%	2%

Full Year Results 20 August 2003 CommonwealthBank 7

Key shareholder ratios improving Earnings per Share Dividend per Share June 2003 $2,579m 203 cents 154 cents 75.9% 13.27% June 2002 $2,501m 197 cents 150 cents 76.2% 13.12% Change 3% 3% 3% - 2% Dividend Payout Ratio Return on Equity Net Profit After Tax

•	Consistent with NPAT growth, dividends per share and earnings per share have grown at 3%.

•	Return on equity has grown by 15 basis points to 13.27%. Based on underlying growth, ROE is 13.8%, up 68 basis points on 2002.

Another record dividend

- Final dividend of 85 cps, up 4% on pcp
- Payout ratio of 75.9% remains highest among major banks

160
140
120
100
80
60
40
20
0
Cents
42
22
20
60
36
24
82
46
36
90
52
38
102
57
45
104
58
46
115
66
49
130
72
58
136
75
61
150
82
68
154
85
69
1993
1995
1997
1999
2001
2003
First Half
Second Half

Full Year Results 20 August 2003
CommonwealthBank
8

Another record dividend

•	The fully franked final dividend of 85 cents per ordinary share brings the dividend paid for the year to a total of 154 cents. The dividend payout ratio is 75.9%, which is again high relative to our peers.

Strategic initiative targets achieved

<u>Full Year to 30 June 2003</u>

	Costs $m	Benefits $m	Net Cost $m	Annual Benefit $m
Target	227	84	143	159
Outcome	214	69	145	165

Revenue: $40m   Costs: $125m

Full Year Results 20 August 2003

CommonwealthBank 9

Strategic initiative targets achieved Costs Benefits Net Cost Annual Benefit $m $m $m $m Target 227 84 143 159 Outcome 214 69 145 165 Revenue: $40m Costs: $125m Full Year to 30 June 2003

•	I’m pleased to report that we have successfully implemented four strategic initiatives to further improve the Bank’s service levels and productivity.

•	Note that the actual cost of implementation of $214m is $13m lower than expected and annualised benefits at $165m are ahead of target by $6m. The annualised benefits achieved consist of $40m of revenue and $125m of costs.

•	The initiatives are crucial in delivering improved customer service and simplified processes. This produced an improvement in productivity that is consistent with our commitment to a 3-6% annual improvement.

Segment Results: Banking

Now let’s analyse each segment in more detail.

10

Banking A strong result driven by solid home loan growth and continuing sound asset quality In summary 16% underlying profit growth 4% productivity improvement 9% growth in assets

•	The banking segment delivered a strong result driven by solid home loan growth and continuing sound asset quality.

•	In summary, we have achieved:

•	16% underlying profit growth

•	4% productivity improvement (underlying), and

•	9% growth in assets

Banking result reflects the strong home loan market

16% increase from underlying business
$m
2,600
2,500
2,400
2,300
2,200
2,100
2,000
1,900
2,067
Interest Income 316
Other Bank Income 145
Expenses (85)
BDD 144
Taxation (186)
2,401
One off expense (152)
2,249
Underlying Profit Jun-02
Underlying Profit Jun-03
Cash Profit Jun-03

Full Year Results 20 August 2003 CommonwealthBank 12

Banking result reflects the strong home loan market

•	The banking operations performed well, achieving growth in operating profit after tax of 9% to $2.25bn.

•	Net interest income performance reflects the strong growth in housing loan balances, partially offset by a subdued performance in business and corporate lending, and a 9 basis points reduction in the net interest margin to 2.67%.

•	The increase in other operating income has been driven through strong growth in credit card volumes and the implementation of initiatives leading to a higher contribution from lending fees and commission and other fees.

•	Underlying Bank expenses remain relatively stable at $4bn.

•	The Bank’s bad and doubtful debt expense reduced by $144m, or 32% to $305m. This result reflects the strong credit quality of our loan book.

•	Excluding the one off strategic expenses of $176m and ESAP costs of $41m, the underlying profit growth is 16%.

Banking income has grown strongly

$m
8,000
7,500
7,000
6,500
7,262
Net Interest Income
316
Lending Fees
34
Commission & Other Fees
181
Trading Income
13
Other*
(83)
7,723
Jun-02
Jun-03

*Sale of strategic asset in 2002

Full Year Results 20 August 2003 CommonwealthBank 13

Banking income has grown strongly

Let’s turn to the components of operating income for the Banking Segment:

Net Interest Income

•	Net interest income growth of $316m has been driven by an increase of $18bn or 10% in average interest earning assets partly offset by a small decline in interest margin.

•	The change in the interest margin is primarily due to the raising of offshore wholesale funding in the second half of the year, together with strong competition in both the home lending and business lending markets.

Other Banking Income

•	Lending fees rose 6% or $34m to $652m, primarily due to growth in home lending establishment and service fees.

•	Commission and other fees increased by $181m, driven by increased volume in transaction and savings accounts and credit cards.

•	Financial markets trading income increased by $13m or 3%. The level of client activity remained strong over the period, however the result was impacted by reduced currency volatility and a weaker corporate lending market.

New Zealand

•	ASB Bank has performed very well over the year delivering a 36% increase in net interest earnings (in Australian dollar terms), reflecting the high level of customer satisfaction across the business.

Underlying Banking Cost to Income is improving...

%
...with total improvement over 2 years of 10% achieved
60
58
56
54
52
50
48
6%
4%
57.7
54.1
52.0
Jun-01
Jun-02
Jun-03

Full Year Results 20 August 2003

CommonwealthBank 14

Underlying Banking Cost to Income is improving...

•	Underlying cost growth was 2% reflecting:

•	Increased volumes across housing and credit cards.

•	Non-volume related increases include:

•	increased software charges

•	the appreciation of the New Zealand dollar, and

•	the costs to establish Premium Financial Services.

•	The underlying banking cost to income ratio for the full year improved by 210 basis points from 54.1% to 52% representing a productivity improvement of 4%. This is a very positive outcome, with the improvement in the ratio over the past two years totalling 10%.

9% growth in lending assets

200
150
100
50
0
$ billion
161
175
12
51
12
86
13
49
13
100
Jun 2002
Jun 2003
Lending Assets**
Housing
Personal
Business & Corporate
Bank Acceptances

** Excludes securitised housing loan balances $6.5b (Jun 03), $7.0b (Jun 02).

Full Year Results 20 August 2003
CommonwealthBank 15

9% growth in lending assets

•	The Bank’s total lending assets, excluding securitisation, increased by 9% to $175bn.

•	This increase was driven by strong growth in home loan outstandings, which rose by 17% to $100bn.

•	Growth in credit card balances was above industry growth, with customers responding well to targeted sales and marketing campaigns. This has resulted in an increase of 7% in personal lending balances.

•	Business and corporate loan outstandings which exclude bank acceptances, declined by 4% or $2bn to $49bn compared with the prior year, due to:

•	a subdued market

•	increased syndication of assets off our balance sheet, and

•	a stronger Australian dollar, which impacts the value of loans, and level of activity.

Strong banking product market shares

Banking Market Shares

Merchant Acquiring¹
Deposits²
Credit Cards
Transaction Services³
Home Loans
Business Lending
New Zealand Lending
New Zealand Deposits
Asset Finance⁴
0%
10%
20%
30%
40%

	June 2003	June 2002
Merchant Acquiring[1]	33.9%[5]	34.5%
Deposits[2]	24.8%[6]	24.7%
Credit Cards	22.9%[6]	22.8%
Transaction Services[3]	22.7%[7]	21.8%[7]
Home Loans	19.5%[9]	19.9%[9]
Business Lending	14.3%[9]	15.2%
New Zealand Lending	20.4%[5]	19.6%
New Zealand Deposits	16.3%[5]	15.5%
Asset Finance[4]	15.1%	16.5%

Full Year Results 20 August 2003
CommonwealthBank
16

Strong banking product market shares Source: RBA, APRA, East and Partners, AELA, Reserve Bank of NZ Banking Market Shares Notes: (1) - Includes both Credit and Debit Turnover (2) - Retail Only (3) - Mid-Corporates (turnover $20m-100m) (4) - Excludes consumer and commercial finance (5) - April Data (6) - May Data (7) - February Data (8) - March Data (9) - Eliminated effect of changes in data series Merchant Acquiring1 Deposits2 Credit Cards Transaction Services3 Home Loans Business Lending New Zealand Lending New Zealand Deposits Asset Finance4 0% 10% 20% 30% 40% 33.9%5 24.8%6 22.7%7 19.5%8 14.3%9 15.1% 20.4%5 16.3%5 22.9%6 2003 2002 June 34.5% 24.7% 21.8%7 19.9%8 15.2% 16.5% 19.6% 15.5% 22.8%

•	We have seen significant growth, and our margins are consistent with industry trends.

•	However, we have seen a slight reduction in market share of home loans. This can be in part attributed to strengthening growth in the non-conforming market and amongst non-traditional lenders that have entered the home loan market, particularly in the second half of the year.

•	The acceleration of our strategic initiatives relating to customer service will be key in improving these positions.

•	The lack of publicly available market share data means business market shares continue to be difficult to measure. The APRA numbers we used at the May briefing, whilst correct, were not on a like-for-like basis because in April 2002 APRA redefined the measure to vary the items included in the totals. Like-for-like numbers for June 2003 compared with June 2002 reflect a market share reduction from 15.16% to 14.34%.

•	The $1.6bn reduction in our lending assets, (business, corporate and institutional) reported in our balance sheet, reflects:

•	$400m of currency movements on offshore outstandings

•	$500m of short term bridging finance that existed at June 2002 and was syndicated in August 2002, with

•	the remainder relating to volatility in the institutional segment and our decision to manage large counterparty exposures.

•	Independent surveys show we have increased market share in the corporate segment, while the business segment remains flat, reflecting our appetite for risk.

Note to reader: Institutional and corporate market shares are included in the supplementary slides.

Home lending growth profile*

Source: Balance Growth

35%
65%
Proprietary
Third Party

Growth represented by:

($bn)	2003	2002
Loans Funded	36.9	34.2
Reductions	24.9	23.4
Net Growth	12.0	10.8

Loan Balances

8%
31%
61%
Owner occupied
Investment Home Loan
Viridian/ Access Advantage

Product Balances

20%
21%
12%
47%
Standard Variable
Fixed Rate
Honeymoon
Discount Variable

* Data relates to the Bank's Australian home lending business

Full Year Results 20 August 2003
CommonwealthBank 17

Home lending growth profile* Proprietary Third party Jul 02-jun 03 7815 4171 Owner occupied Viridian/ Access Advantage Investment Home Loan

•	Net growth in the Bank’s Australian home lending book was $12bn, compared to $10.8bn last year.

•	New home loans have been sourced through both the proprietary and third party channels, with around two-thirds coming from the Bank’s own channels and the balance from third party mortgage brokers.

•	The composition of home lending balances at year end is represented by 61% owner occupier loans, 31% investment home loans and 8% line of credit or home equity loans.

•	In terms of actual home loan product balances, standard variable rate home loans account for 47%, discounted variable and honeymoon products together represent around 33%, and the remainder is fixed rate products at 20%.

Further improvement in the portfolio

Top 20 Exposures to Corporates (Committed)

S&P Rating or Equivalent
A-
A-
A-
BBB
BBB-
A-
A-
A+
A+
A-
AA-
AAA
A+
BBB-
BBB+
BB
A+
BBB
BBB+
BBB
0
200
400
600
Committed Exposure ($m) 30 June 2003

Well Diversified Portfolio by Industry

Energy
Telcos
Technology
Leasing
Aviation
Construction
Finance
Other Commercial
Agriculture
Government

A High Quality Portfolio

100%
80%
60%
40%
20%
0%
36
15
20
29
39
15
19
27
40
14
17
29
37
16
19
28
63% investment grade
Dec 01
Jun 02
Dec 02
Jun 03
AAA/AA*
A
BBB
Other^

*CBA Equivalent Ratings ^Predominantly secured lending

Full Year Results 20 August 2003

Commonwealth Bank

18

Further improvement in the portfolio Dec 01 Dec 02 Jun 02 63% investment grade *CBA Equivalent Ratings ^Predominantly secured lending Jun 03 Other Commercial Government Agriculture Finance Construction Leasing Energy Telcos Technology Aviation A High Quality Portfolio Well Diversified Portfolio by Industry Committed Exposure ($m) 30 June 2003 S&P Rating or Equivalent Top 20 Exposures to Corporates (Committed) (Top 20 exposures are 3.3% of total committed exposures of $229 billion) 0 200 400 600 BBB BBB+ BBB A+ BB BBB+ BBB- A+ AAA AA- A- A+ A+ A- A- BBB- BBB A- A- A-

•	The quality of the Bank’s lending portfolio has further improved.

•	The proportion of home loans has increased, representing more than half of total lending assets. Arrears levels in the home loan portfolio remain at historically low levels.

•	We have a well diversified portfolio across industry segments. 63% of the individually risk rated portfolio is rated investment grade or equivalent.

•	The non investment grade portfolio is well secured, with 43% of the portfolio fully secured, and another 40% partly secured.

•	On this basis, provisioning and bad and doubtful debt expense are lower than prior years and slightly lower than peers.

Continuing sound asset quality

	30 June 2003	30 June 2002
Charge for Bad & Doubtful Debts	$305m	$449m
Charge for Bad & Doubtful Debts to RWA*	0.21%	0.32%
Gross Impaired Assets (net of interest reserved)	$639m	$884m
Specific Provisions	$205m	$270m
General Provision	$1,325m	$1,356m
General Provision to RWA	0.90%	0.96%

*Risk Weighted Assets

Full Year Results 20 August 2003

CommonwealthBank 19

Continuing sound asset quality *Risk Weighted Assets

•	The annual bad and doubtful debt charge reduced by 32% to $305m. The ratio to risk weighted assets ratio is 21 basis points, which is the lowest of our domestic peers.

•	This outcome compares with an average rate of 26 basis points over the past decade.

•	Gross impaired assets reduced by 28% to $639m.

The Bank remains well provisioned

2,100
1,800
1,500
1,200
900
600
300
0
$millions
300
250
200
150
100
50
0
%
Jun 95
Jun 96
Jun 97
Jun 98
Jun 99
Jun 00*
Jun 01*
Jun 02
Jun 03
General Provision
Specific Provision
Total Provisions/Gross Impaired Assets (axis on right)

* Includes Colonial

Full Year Results 20 August 2003

CommonwealthBank 20

* Includes Colonial $millions The Bank remains well provisioned

•	The Bank remains well provisioned with total provisions for impairment at June 2003 of $1.5bn.

•	The continued decrease in specific provisions reflects the strong performance of the portfolio and reductions achieved in gross impaired assets.

•	The Bank maintains a sound level of general provisioning that has been determined on a basis consistent with prior periods.

Segment Results: Funds Management

Commonwealth Bank

Segment Results: Funds Management

Let’s look at the Funds Management Business

21

Funds Management Lower result consistent with tough market conditions Income to FUM stable at 116 basis points Cost growth of 6% FirstChoice growing rapidly to $3.2bn

•	The lower result is consistent with tough market conditions.

•	Income as a ratio to FUM has remained stable at 116 basis points,

•	Costs have increased by 6%, and

•	FirstChoice, which was launched in May 2002, has grown rapidly during the year to $3.2bn.

Lower Funds Management profit

37% decrease from underlying business
$m
400
350
300
250
200
150
100
360
(109)
(46)
(6)
29
228
(29)
9
208
Underlying Profit Jun-02
Net Operating Income
Operating Expense
OEI
Tax
Underlying Profit Jun-03
First Time Expenses
S'holder Invest Returns
Cash Profit Jun-03

Full Year Results 20 August 2003
CommonwealthBank
23

Lower Funds Management profit

•	The underlying net profit after tax for the Funds Management* Segment decreased by $132m. Including first time expenses and shareholders’ investment returns net profit after tax was $160m^ lower than last year.

•	Operating income was down 9%, in direct proportion to the change in average funds under management, with the ratio remaining stable at 116 basis points.

•	Underlying expenses were $807m, a $46m increase.

•	First time expenses relate to the cost of the strategic initiatives of $38m, with $4m relating to two years of ESAP expenses.

*	I.e. excluding policyholder tax, shareholder investment returns and first time expenses.

^	Based on movement in net profit after income tax on a cash basis.

Underlying expenses increased by $46m

%
$bn
Underlying Expenses/Average FUM (%)
Average FUM ($bn)
1
0.8
0.6
0.4
0.2
0
110
100
90
80
70
60
81 bps
73 bps
85 bps
Jun-01
Jun-02
Jun-03
Average FUM
Underlying Expenses/Average FUM

Full Year Results 20 August 2003

CommonwealthBank 24

Underlying expenses increased by $46m % $bn Underlying Expenses/Average FUM (%) Average FUM ($bn)

•	The higher expenses in the Australian business were due to:

•	Compliance with new regulatory changes and increased compliance expenses on legacy products,

•	Underlying staff salary increases of 4%, relating to the finalisation of the enterprise bargaining agreement, and

•	Expenses related to the launch of new products during the year.

•	In New Zealand, expenses increased in line with higher volumes and reflect foreign exchange movements.

•	The rise in expenses combined with a reduction in the average FUM over the year has led to an increase in the underlying cost to average FUM ratio.

•	An improvement in market conditions, together with ongoing rationalisation of systems and processes will see this ratio reduce going forward.

Movement in funds under management

Underlying movement of $6bn
One off net reduction of $3bn
105
103
101
99
97
95
93
91
89
87
85
$bn
103
(4)
(1)
(1)
97
2
(4)
(1)
94
Jun-02 FUM
Net Flows
Investment returns
Other
Underlying
Gandel
Winterthur
CFS UK Private Business
Jun-03 FUM

Full Year Results 20 August 2003

CommonwealthBank 25

Movement in funds under management

•	The underlying reduction in the level of funds under management of $6bn for the year was due to:

•	Weakness in investment markets, and

•	Retail investor preference for defensive, cash based products (including retail bank deposits) and property over much of the period.

•	The one off reduction of $3bn was the result of:

•	Redemption of funds in the UK by Winterthur and the sale of the First State (UK) private client business, totalling $5bn.

•	Partially offsetting this was the Bank’s acquisition of Gandel Property Trust in October 2002, which increased funds under management by $2.2bn.

•	It has been a challenging year for our funds management business. We have experienced some high profile staff departures, poor equity market performance, and funds flow towards more defensive assets.

•	However, we have seen strong fund flow performance for our “on-sale” retail funds in the second half of the year and this, coupled with the success of FirstChoice, should provide significant momentum for the coming year.

Net flows by product category

$bn
Net Funds Flow
7
5
3
1
-1
-3
-5
-7
Retail - On Sale
Retail - Legacy
FirstChoice
Wholesale - Australia & Non-UK^
Wholesale - UK
CMTs*

Full Year Results 20 August 2003
CommonwealthBank 26

Net flows by product category $bn *Cash Management Trusts ^ Non-UK includes New Zealand and Asia Net Funds Flow

•	Despite 2002/03 being a challenging year for managed funds, inflows in key areas have been strong for CBA:

•	FirstChoice has been very successful, growing to $3.2bn during the year.

•	This represents 26% of industry masterfund net inflows, and is significant given that masterfunds now account for 55% of the retail managed fund market.

•	FirstChoice success has been effective in balancing some of the outflows from the CBA legacy book.

•	“On-sale” retail funds have experienced strong inflows for the year, with CFS branded products experiencing inflows of $9.7bn. This has been largely balanced by outflows of $9.3bn, but recent net inflow strength ($675m in Jun qtr 03) provides significant momentum heading into the 03/04 year.

•	In relation to the UK, following the redemption of Winterthur and disposal of CFS UK Private Business, recent mandate wins have set the business up for strong growth in the year ahead.

Strong market share position

Funds Management Market Shares
Managed Investments1
New Zealand Managed Investments
Property Managed Funds2
0%
10%
20%
June
2003
2002
14.8%
15.5%
14.0%3
13.0%
6.3%
5.2%

(1) Retail Only
(2) Internally Calculated
(3) March Data

Source: Plan for Life, Fund Source Research

Full Year Results 20 August 2003
CommonwealthBank
27

Strong market share position Funds Management Market Shares Source: Plan for Life, Fund Source Research (1) Retail Only (2) Internally Calculated (3) March Data Managed Investments1 0% 10% 20% Property Managed Funds2 New Zealand Managed Investments 6.3% 14.0%3 14.8% 2003 2002 June 5.2% 13.0% 15.5%

•	The funds management market share position remains strong despite the impact on the business of a challenging external environment.

•	To retain our leading funds management position and ensure it is well positioned for future growth, the key focus of the business is to:

•	achieve a strong position across all parts of the value chain

•	leverage its significant brand and scale advantage, and

•	build on its broad and diversified distribution platform.

FirstChoice has made a strong contribution

Funds under Administration of $3.2bn at 30 June 2003

Source
4%
39%
57%
IFAs
Branch Network
Other

FY03 Growth Represented By:	
Inflows	$3.2bn
Outflows	$0.6bn
Net	$2.6bn

Destination
45%
55%
CFS
Third Party

Full Year Results 20 August 2003
CommonwealthBank 28

FirstChoice has made a strong contribution

•	The master trust offering, FirstChoice, which was launched in May last year has grown to $3.2bn, with at least 80% of inflows representing ‘new’ money. The growth of this product over the year has been outstanding given the overall industry experience for the same period.

•	Around 40% of all inflows into FirstChoice are sourced from Bank owned channels.

•	Pleasingly, around 60% of inflows are being retained inhouse with the asset management capability being provided by Colonial First State.

•	The success of FirstChoice follows recognition of the customer need for a simple, competitively priced product. It leverages existing systems, and its innovative investment mandate structure positions us with a distinct competitive advantage in the market.

Segment Results: Life Insurance

Commonwealth Bank

Segment Results: Life Insurance

Moving on to Life Insurance

29

Life Insurance 85% growth in net profit after tax Improved shareholder investment returns Lower operating costs #1 market share in Australia and New Zealand

•	Net profit after tax has grown by 85%.

•	Shareholder investment returns have improved.

•	We have achieved lower operating costs.

•	We now hold the number 1 market share position in both Australia and New Zealand.

Steady operating margins and improving investment returns

$m
120
100
80
60
40
20
0
41% increase from underlying business
41
41
6
(30)
58
64
122
Underlying Profit Jun-02
Asia
NZ
Australia
Underlying Profit Jun-03
S'holder Invest Returns
Cash Profit Jun-03

Full Year Results 20 August 2003

CommonwealthBank 31

Steady operating margins and improving investment returns

•	The underlying life insurance operating profit reflects a 41% increase, and including shareholder investment returns, represents an 85%* increase over 2002.

•	In Asia, underlying profit improved by $41m. This result reflects improved policy persistency and margins in the Hong Kong operations, tighter expense control, the growth of start-up operations and divestment of non-core businesses.

•	In New Zealand, underlying profit increased by $6m or 24% to $31m. The performance reflects a favourable exchange rate, and claims experience, achieved through improved claims management.

•	The Australian result was impacted by a one off write down of an asset that resulted in a $30m loss. This was a pre merger L&G asset that would not have met the Bank’s investment criteria.

*	Based on movement in net profit after income tax on a cash basis.

Operating expense to average inforce premiums is improving

%
$m
80
70
60
50
40
900
800
700
600
500
Operating Expenses/
Average Inforce Premiums (%)
Average Inforce Premiums ($m)
68.8
57.3
Jun-02
Jun-03
Average Inforce Premiums
Operating Expense/Average Inforce Premiums

Full Year Results 20 August 2003
CommonwealthBank 32

Operating expense to average inforce premiums is improving % $m Operating Expenses/ Average Inforce Premiums (%) Average Inforce Premiums ($m)

•	Operating expenses in the life insurance business have reduced by $40m or 8%. This improvement has been achieved as the result of:

•	cost control initiatives in Hong Kong, and

•	the sale of the Philippines business.

•	The ratio of operating expense to average inforce premiums has improved from 68.8% to 57.3%.

9% growth in annual premiums

$m
1000
900
800
700
187
(108)
(9)
880
810
Opening Balance Jun-02
Sales/New Business
Lapses
Other Movements
Closing Balance Jun-03

Full Year Results 20 August 2003
CommonwealthBank 33

9% growth in annual premiums

•	The growth of 9% or $70m in annual inforce premiums has resulted in a balance at June 2003 of $880m.

•	This has been achieved through a 8% increase in the balances of personal risk products, and 11% growth in group risk products.

•	The New Zealand business experienced the highest net growth over the period, with inforce premiums increasing by 18%.

Market shares growing

Life Insurance Market Shares

New Zealand[1]
Australia
Hong Kong
0%
10%
20%
30%
40%

	June 2003	June 2002
New Zealand[1]	28.3%[2]	26.2%
Australia	15.0%[2]	14.9%
Hong Kong	2.5%[3]	2.1%[4]

Source: ISI Statistics, Plan for Life, HK Insurance Association

Full Year Results 20 August 2003
CommonwealthBank 34

Market shares growing Life Insurance Market Shares Source: ISI Statistics, Plan for Life, HK Insurance Association (1) In-force Business (2) March Data (3) Single premium new business (Jan - Mar 2003) (4) Single premium new business (Jan - Jul 2002) New Zealand1 0% 10% 20% 30% 40% Australia Hong Kong 2003 2002 June 26.2% 14.9% 2.1%4 28.3%2 15.0%2 2.5%3

•	The Bank’s life insurance business has performed well, having grown market share in each of its respective markets.

•	The New Zealand operation consolidated its number 1 ranking.

•	The Australian operation became the leading player in the domestic market during the year with a 15% share of inforce premiums. Importantly, this outcome was achieved at the same time significant customer service improvements were being undertaken, with customer retention levels also maintained during this period.

•	The Hong Kong business continues to improve its position.

Australian Life Insurance business

Distribution by Channel^

41%
59%

Third Party	Network & Direct*

* Network - Internal Bank Channels

Direct - Telemarketing & Phone

FY03 Growth Represented by:

Sales/New Business	$128m
Lapses	$80m
Net	$48m

Product Sales

48%
41%
11%

Lump Sum
Disability Income
Group Risk & MasterFund

^ Excludes Group Risk and Masterfunds

Full Year Results 20 August 2003
CommonwealthBank 35

Australian Life Insurance business Lump Sum Disability Income Group Risk & MasterFund

•	The growth in life insurance sales (including re-rates) through the bank’s owned channels increased from 28% to 41% for the year ended 30 June 2003. In terms of inforce premiums, these channels still only account for a small percentage of total life insurance sales.

•	The Bank’s growth in life insurance products has been achieved in line with its strategic focus to pursue a multi-channel distribution strategy, and increase sales by reaching a broader range of customers and more closely aligning product features with customer needs.

Investment Earnings

I’ll now talk about Investment earnings

36

Investment earnings

	30 Jun 03	30 Jun 02	Change
	$m	$m	$m
Funds Management	9	8	1
Life Insurance			
- Australia	35	18	17
- New Zealand	15	3	12
- Asia	14	4	10
Net Profit After Tax	**73**	**33**	**40**

Full Year Results 20 August 2003

CommonwealthBank 37

Investment earnings

•	Earnings on shareholders’ funds invested in the life insurance and funds management businesses increased by $40m or 121% on the prior year to $73m after tax, primarily reflecting the improvement in global equity markets in the second half of the year.

Investment Mandate Structure

	Australia	New Zealand	Asia	Total
Local Equities	27%	1%	17%	22%
International Equities	7%	12%	0%	6%
Property	15%	3%	0%	10%
Other	0%	10%	29%	7%
Sub Total	**49%**	**26%**	**46%**	**45%**
Fixed Interest	11%	19%	54%	20%
Cash	40%	55%	0%	35%
Sub Total	**51%**	**74%**	**54%**	**55%**
Total	**100%**	**100%**	**100%**	**100%**

Full Year Results 20 August 2003

CommonwealthBank 38

Investment Mandate Structure The Bank has $3bn of shareholders funds across its insurance and funds management business, which is invested in:

•	Total shareholder capital relating to the Life & Funds Management businesses at 30 June 2003 was $3bn ($2.9bn at 30 June 2002).

•	These funds are invested across a number of asset classes and the slide sets out the breakdown by asset class and region.

Wealth Management Valuations

39

Wealth management valuations

$m
Increase in appraisal value since acquisition of 27%
9,000
8,500
8,000
7,500
7,000
6,500
6,000
6,736
449
818
625
(48)
(222)
188
8,546
Jun-00
Dec-00
Jun-01
Dec-01
Jun-02
Dec-02
Jun-03
Jun-03

Full Year Results 20 August 2003

CommonwealthBank 40

Wealth management valuations

•	The Bank has added significant value to its wealth management businesses since June 2000.

•	Notwithstanding a net $222m reduction in the first half of the year, the $188m increase in the second half has resulted in a total reduction of $34m for the year. Over $1.8bn in value has been added to these businesses since the acquisition of Colonial.

•	In each of the six months since acquisition, these movements represent the realised profit, and the movement in the appraisal value, net of any capital movements.

Wealth management valuations - movement analysis

Net appraisal value reduction of $222m
Net appraisal value increase of $188m
$m
9000
8000
7000
6000
5000
8,580
Profit 129
Other Capital Movements 75
Reduction in Value (426)
8,358
Profit 201
Other Capital Movements (194)
Increase in Value 181
8,546
Directors' Valuation Jun-02
Directors' Valuation Dec-02
Directors' Valuation Jun-03

Total	
Profit	330
Capital	(119)
Value	(245)
Net	(34)

Full Year Results 20 August 2003
CommonwealthBank 41

Wealth management valuations - movement analysis

The $34m reduction in carrying value over the year consisted of:

•	Realised profit from these businesses of $330m

•	Other capital movements which were $119m lower and include:

•	acquisition of the Gandel retail trust and

•	other capital injections, principally in Asia, offset by

•	dividends paid, and

•	disposal of the Philippines business and the First State (UK) private client business.

•	There was an underlying appraisal value reduction of $245m for the full year. The reduction has been driven by external market factors, namely

•	uncertainty and low investment returns in global equity markets

•	higher redemptions experienced in the industry

•	lower inflows experienced in the industry.

•	In determining the value of the funds management and life insurance businesses, the Directors have taken into account the increased volatility and uncertainty within world equity markets, together with lower industry funds flows.

•	As a result, the Directors’ valuation of $8,546 million is $450 million lower than the mid point of the range of reasonable values assessed by Trowbridge Deloitte in their independent valuation of the businesses.

•	The independent valuation for the full year to June 2003 now includes many of the market based factors allowed for within the Directors’ value at December 2002. This has resulted in a reduction of $330m in the difference between the independent value and the Directors’ value.

Capital

42

Capital ratios remain strong

11%
10%
9%
8%
7%
6%
5%
4%
9.31%
9.80%
9.81%
9.73%
6.75%
6.78%
7.06%
6.96%
Dec 2001
Jun 2002
Dec 2002
Jun 2003
Tier 1 Capital
Tier 2 Capital
Target Range

Credit Ratings unchanged or improved since 1996...

	Short Term	Long Term
Fitch	F1+	AA (Stable)
Moody's	P1	Aa3 (Stable)
S&P	A1+	AA- (Stable)

Full Year Results 20 August 2003

CommonwealthBank 43

Capital ratios remain strong Credit Ratings unchanged or improved since 1996... Short Term Long Term Fitch Moody's S&P F1+ AA (Stable) P1 Aa3 (Stable) A1+ AA- (Stable)

•	The Bank’s capital position has remained strong during the year.

•	These numbers do not reflect the recently completed US$550m Tier 1 hybrid security in August 2003, which would have increased Tier 1 capital at 30 June 2003 by 56 basis points to 7.52%.

•	The Tier 1 capital ratio of 6.96% is at the upper limit of our target range of 6.5%-7% and our total capital is within our target range of 9%-11%.

•	The three key ratings agencies have reaffirmed their ratings of the Bank with a long term stable outlook. These ratings have remained unchanged since 1996.

•	ACE is a Standard & Poor’s ratio. Standard & Poor’s published a number of 4.79% in September 2002 based on June 2002 data. We expect the June 2003 ratio to be broadly consistent. We are mindful of ACE in the management of the Bank’s capital but only insofar as it is one component in our desired AA- rating.

Generation and use of capital

15bps of Capital Generated
Tier 1 Issue (Oct-02)
Currency & Other Movements
9.0%
8.5%
8.0%
7.5%
7.0%
6.5%
6.0%
6.78
1.76
(1.34)
(0.27)
0.13
(0.10)
6.96
Tier 1 Jun 02
Cash earnings
Dividend
Growth in RWA
ASB Prefs
Currency & Other Movements
Tier 1 Jun 03

Full Year Results 20 August 2003

CommonwealthBank 44

Generation and use of capital

•	The movement in the Tier 1 ratio can be attributed to:

•	retained earnings net of dividend of $608 million

•	the growth in risk weighted assets

•	The issue of $181m of ASB preference shares in October 2002; and

•	currency related movements, with the Australian dollar appreciating against the US dollar during the period.

•	Adjusting for the dividend and the growth in risk weighted assets, the Bank generated 15 basis points of capital over the full year.

•	The supplementary slides, show the half on half movement in the Tier 1 capital ratio over the year.

Summary

That wraps up the key areas of the business.

Let me finish by summing up the highlights of the 2003 full year result.

45

Summary Cash profit up 3% with underlying Group profit growth of 9% 2003 strategic initiatives delivered Underlying bank cost/income improvement of 4% Further improvement in credit quality Continued strengthening of our Tier 1 capital position

•	We have delivered a cash profit up 3%, with underlying profit growth of 9%.

•	We have delivered on our strategic initiatives, with an underlying banking cost/income ratio improvement of 4%.

•	There has been further improvement in the quality of the Bank’s loan book, and

•	Our Tier 1 capital ratio continues to strengthen.

We are all very pleased with these achievements.

Thank you, and I’ll now hand over to David.

Presentation of Full Year Results Michael Cameron Chief Financial Officer 20 August 2003 www.commbank.com.au

47

Supplementary Slides

48

Underlying EPS growth of 16 cents per share

Underlying Growth up 16 cents
8 cent net decrease from first-time costs and investment returns
230
220
210
200
190
180
170
Cents per Share
195
Banking 26
Life Insurance 1
Funds Management (11)
211
First-time costs (14)
Investment returns 6
203
Jun-02 Underlying EPS
Jun-03 Underlying EPS
Jun-03 EPS cash basis

Full Year Results 20 August 2003
CommonwealthBank
49

Underlying EPS growth of 16 cents per share

Strong market share position

Global Markets Shares

Institutional
Corporate Bonds
Global Loans
FX Overall
Interest Rate Derivatives
Corporate
Commercial Bills (Investment)
Term Loans (Debt)
Interest Rate Swaps
FX Options
0%
10%
20%
30%

	June 2003	June 2002
Institutional		
Corporate Bonds	9.4%[1]	12.9%[2]
Global Loans	10.2%	12.2%
FX Overall	13.4%[2]	10.9%
Interest Rate Derivatives	10.9%[2]	8.4%
Corporate		
Commercial Bills (Investment)	12.1%[3]	11.5%[4]
Term Loans (Debt)	25.6%[3]	24.9%[4]
Interest Rate Swaps	16.0%[3]	14.9%[4]
FX Options	13.2%[3]	11.6%[4]

Full Year Results 20 August 2003
CommonwealthBank
50

Corporate Bonds Global Loans FX Overall Interest Rate Derivatives Commercial Bills (Investment) Term Loans (Debt) Interest Rate Swaps FX Options Strong market share position Source: Insto Public Domestic Non Govt. Bond League Table, Bloomberg Global Loans League Table, Greenwich and Associates, East and Partners Global Markets Shares Notes: (1) - 6 mths ended 30 June 2003 (2) - December 2002 Data (3) - January 2003 Data (4) - July 2002 Data Corporate 0% 10% 20% 30% 9.4%1 10.2% 10.9%2 13.2%3 25.6%3 16.0%3 13.4%2 2003 2002 June 12.9%2 12.2% 8.4% 11.6%4 24.9%4 14.9%4 10.9% Institutional 12.1%3 11.5%4

Arrears in consumer book remain at low levels

Loans Accruing past 90 days or more

	30/06/03	31/12/02	30/06/02	31/12/01
	$m	$m	$m	$m
Housing Loans	157	136	176	168
Other Loans	91	75	73	79
Total	248	211	249	247

Housing loans arrears rate

	30/06/03	31/12/02	30/06/02	31/12/01
Housing Loans accruing 90 days or more $m	157	136	176	168
Housing Loan Balances $m	100,203	93,545	85,839	79,745
Arrears rate %	0.16%	0.15%	0.21%	0.21%

Full Year Results 20 August 2003
CommonwealthBank 51

Arrears in consumer book remain at low levels

Credit ratios are in line with peers

Bad Debt Expense to RWA
1.00%
0.80%
0.60%
0.40%
0.20%
0.00%
% RWA
Mar-00
Sep-00
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03

General Provision to RWA
1.20%
1.10%
1.00%
0.90%
0.80%
0.70%
% RWA
Mar-00
Sep-00
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03

CBA ANZ NAB WBC

Full Year Results 20 August 2003
CommonwealthBank
52

CBA ANZ NAB WBC Credit ratios are in line with peers

Offshore credit risk concentration

New Zealand
Australia
International
New Zealand
International
Australia

International breakdown by Industry*
Finance
Aviation
Technology
Telcos
Energy
Leasing
Construction
Other Commercial
Agriculture
Government

*Excludes Mortgage and Personal

Full Year Results 20 August 2003

Commonwealth Bank 53

Offshore credit risk concentration Other Commercial Government Agriculture Finance International breakdown by Industry* Australia New Zealand International *Excludes Mortgage and Personal

Bad debt charge as annualised % of secured lending balances

0.10%
0.08%
0.06%
0.04%
0.02%
0.00%
Dec-01
Jun-02
Dec-02
Jun-03

Full Year Results 20 August 2003
CommonwealthBank
54

Bad debt charge as annualised % of secured lending balances 0.00% 0.02% 0.04% 0.06% 0.08% 0.10% Dec-01 Jun-02 Dec-02 Jun-03

Credit Exposure - Energy Sector

$m
4500
4000
3500
3000
2500
2000
1500
1000
500
0
1,143
1,807
638
297
$3,885m
AAA to A-
BBB+ to BBB-
BB+ to BB-
<B

14%
2%
8%
76%
Australia (71% investment grade)
Asia (87 % investment grade)
North America (61% investment grade)
Other (100% investment grade)

Full Year Results 20 August 2003
CommonwealthBank
55

Credit Exposure - Energy Sector Australia (7 71 % investment grade) Asia ( 87 % investment grade) North America ( 61 % investment grade) Other ( 100 % investment grade) 76% 8% 2% 1 4% $3, 885 m 297 638 1,807 1,143 $m

Credit Exposure - Telcos Sector

$m
1200
1000
800
600
400
200
0
311
411
196
124
$1,042m
AAA to A-
BBB+ to BBB-
BB+ to BB-
<B

Full Year Results 20 August 2003

CommonwealthBank 56

Credit Exposure - Telcos Sector Australia ( 74 % investment grade) Asia (100% investment grade) Europe (18% investment grade) Other ( 100 % investment grade) 86% 1% 2% 11% $1, 042 m 1 24 196 411 311 $m

Credit Exposure - Technology Sector

$m
1000
900
800
700
600
500
400
300
200
100
0
387
162
73
273
$895m
AAA to A-
BBB+ to BBB-
BB+ to BB-
<B

5%
8%
9%
78%
Australia (56% investment grade)
North America (100% investment grade)
Europe (72% investment grade)
Other (57 % investment grade)

Full Year Results 20 August 2003
CommonwealthBank 57

Credit Exposure - Technology Sector 78% 8% 5% $ 895m 27 3 73 387 162 $m 9 % Australia ( 56 % investment grade) North America (100% investment grade) Europe ( 72 % investment grade) Other ( 57 % investment grade)

Credit Exposure - Agriculture Sector

$m
9000
8000
7000
6000
5000
4000
3000
2000
1000
0
274
219
1,500
6,049
AAA to A-
BBB+ to BBB-
BB+ to BB-
<B
$8,042m

28%
72%
Australia (8.5% investment grade)
New Zealand (0.3% investment grade)

Full Year Results 20 August 2003

CommonwealthBank 58

Credit Exposure - Agriculture Sector

Credit Exposure - Aviation Sector

$m
2500
2000
1500
1000
500
0
171
1,136
607
61
$1,975m
AAA to A-
BBB+ to BBB-
BB+ to BB-
<B

6%
10%
84%
Australia (69% investment grade)
Europe (19 % investment grade)
Other (100% investment grade)

Full Year Results 20 August 2003
CommonwealthBank
59

Credit Exposure - Aviation Sector 84% 10% 6 % Other ( 100 % investment grade) Australia ( 69 % investment grade) Europe ( 19 % investment grade) $ 1,975 m 61 607 1,136 171 $m

Funds under management

100
80
60
40
20
0
$billions
6
23
31
41
6
21
32
44
5
16
27
46
$94bn
Jun 2001
Jun 2002
Jun 2003
Australian Retail Funds
Australian Wholesale Funds
International Funds
Cash Management Trusts
Average FUM

Full Year Results 20 August 2003
CommonwealthBank
60

Funds under management

Movement of funds by product category

	Opening Balance 30/06/02 $m	Inflows $m	Outflows $m	Investment Income $m	Acquisitions & Disposals $m	Other Movements & Transfers $m	Closing Balance 30/06/03 $m
Retail	51,089	11,052	(12,630)	(562)	2,158	(638)	50,469
FirstChoice	561	3,206	(578)	22	-	-	3,211
Wholesale	45,554	12,580	(16,506)	(501)	(5,000)	(563)	35,564
CMTs*	5,634	1,121	(1,970)	178	-	-	4,963
Total FUM	102,838	27,959	(31,684)	(863)	(2,842)	(1,201)	94,207

*Cash Management Trusts

Full Year Results 20 August 2003

CommonwealthBank 61

*Cash Management Trusts Movement of funds by product category

9% growth in annual premiums

	Opening Balance 30/06/02 $m	Sales/New Business $m	Lapses $m	Other Movements $m	Closing Balance 30/06/03 $m
Personal	581	128	(78)	(6)	625
Group	229	59	(30)	(3)	255
Total	810	187	(108)	(9)	880
Australia	527	128	(80)	-	575
New Zealand	187	43	(16)	7	221
Asia	96	16	(12)	(16)	84
Total	810	187	(108)	(9)	880

Full Year Results 20 August 2003 CommonwealthBank 62

9% growth in annual premiums

Capital to protect policyholders' interests

30 June 2003
$m
3,500
3,000
2,500
2,000
1,500
1,000
500
0
Australia (Life Insurance)
NZ
Asia
Other
Total
Capital Required
Actual Capital

Total Excess Over Capital Adequacy of $766m represented by:

Australia (Life Insurance)	$438m
New Zealand	$61m
Asia	$87m
Other	$180m

Full Year Results 20 August 2003

CommonwealthBank 63

Capital to protect policyholders' interests

Note to reader: At 30 June 2002, the excess over capital adequacy requirements within Australian Life Insurance Statutory Funds was $346m. At 30 June 2003, this amount is $266m. The remaining $172m surplus assets are held within the Shareholders Funds of the Australian Life Insurance companies and in Life Insurance related subsidiaries.

Generation and use of capital (2nd half 2003)

7bps of Capital Generated
Currency & Other Movements
8.5%
8.0%
7.5%
7.0%
6.5%
6.0%
7.06
0.95
(0.74)
(0.14)
(0.17)
6.96
Tier 1 Dec-02
Cash earnings
Dividend
Growth in RWA
Currency & Other Movements
Tier 1 Jun-03

Full Year Results 20 August 2003
CommonwealthBank
64

Generation and use of capital (2nd half 2003)

Generation and use of capital (1st half 2003)

8bps of Capital Generated
Tier 1 Issue (Oct '02)
Currency & Other Movements
8.0%
7.5%
7.0%
6.5%
6.0%
6.78
0.82
(0.61)
(0.13)
0.13
0.07
7.06
Tier 1 Jun-02
Cash earnings
Dividend
Growth in RWA
ASB Prefs
Currency & Other Movements
Tier 1 Dec-02

Full Year Results 20 August 2003
CommonwealthBank
65

Generation and use of capital (1st half 2003)

Total income segmentation

at 30 June 2003

	$M	%
Retail Banking	4,231	45%
Institutional & Business	2,793	29%
Asia Pacific	699	7%
Total Banking Income	7,723	81%
Funds Management (1) (2)	1,104	12%
Life Insurance (1)	630	7%
Total Income	9,457	100%

Life Insurance 7%
Funds Management 12%
Asia Pacific 7%
Retail Banking 45%
Institutional & Business 29%

(1) Excludes policyholder tax

(2) Excludes internal funds management income

Full Year Results 20 August 2003 CommonwealthBank 66

Total income segmentation at 30 June 2003 (1) (1) (2) (1) Excludes policyholder tax (2) Excludes internal funds management income